PROSPECTUS SUPPLEMENT	Pursuant to Rule 424(b)(5)
(To Prospectus Dated April 2, 2015)	Registration Statement No. 333-201910

U.S.$ 1,750,000,000

THE STATE TREASURY

of

THE REPUBLIC OF POLAND

Represented by

The Minister of Finance

3.25 percent Notes due 2026

* * *

The Notes will bear interest at the rate of 3.25 percent per year. Interest on the Notes is payable on April 6 and October 6 of each year, beginning on October 6, 2016. The Notes will mature on April 6, 2026. The Notes are not redeemable prior to maturity. Interest on the Notes will accrue from April 6, 2016.

The Notes will rank equally in right of payment with all other unsubordinated obligations of the Republic of Poland and the full faith and credit of the Republic of Poland will be pledged for the due and punctual payment of all principal and interest on the Notes.

The Notes will contain provisions, commonly known as collective action clauses, regarding future modifications to their terms that differ from those applicable to the Republic of Poland’s outstanding public external indebtedness issued prior to April 2, 2015.  Under these provisions, which are described on pages 68 to 71 of the accompanying Prospectus, the Republic of Poland may amend the payment provisions of the Notes and other reserved matters listed in the Notes with the consent of the holders of: (1) with respect to the Notes, (a) at least 75 percent of the aggregate principal amount of the outstanding Notes or (b) a written resolution signed by or on behalf of at least 66 2/3 percent of the aggregate principal amount of the Notes then outstanding; (2) with respect to two or more series of debt securities, including the Notes, (a)(i) not less than 75 percent of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, or (ii) a written resolution signed by or on behalf of not less than 66 2/3 percent of the aggregate principal amount of outstanding securities affected by the proposed modification; and (b)(i) more than 66 2/3 percent of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification at separate meetings of the holders of each series, taken individually, or (ii) a written resolution signed by or on behalf of more than 50 percent of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually.

Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange only. In this prospectus supplement, references to “regulated market” shall mean a regulated market for the purposes of European Parliament and Council Directive 2004/39/EC.

	Per Note	Total
Public Offering	99.249 percent	U.S.$ 1,736,857,500
Underwriting Discount	0.14 percent	U.S.$ 2,450,000
Proceeds to the State Treasury	99.109 percent	U.S.$ 1,734,407,500

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

* * *

The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes to purchasers on or about April 6, 2016, through the book-entry facilities of The Depository Trust Company, Euroclear or Clearstream, Luxembourg.

* * *

Barclays	BNP PARIBAS	Deutsche Bank Securities	J.P. Morgan

March 30, 2016

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying Prospectus or any free writing prospectus that we provide to you. The State Treasury has not authorized anyone to provide you with different information. The State Treasury is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

The Luxembourg Stock Exchange takes no responsibility for the contents of this prospectus supplement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying Prospectus.

The distribution of this prospectus supplement and the accompanying Prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. In particular, offers and sales of the Notes are subject to certain restrictions, details of which are set out in “Offering Restrictions” on page S-42.

The State Treasury cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the Notes is not conditional upon obtaining this listing.

This prospectus supplement and the accompanying Prospectus will be available free of charge at the principal office of Banque Internationale à Luxembourg, société anonyme, the listing agent.

The State Treasury accepts responsibility for the information contained in this prospectus supplement and in the accompanying Prospectus. To the knowledge and belief of the State Treasury (which has taken all reasonable care to ensure that such is the case), the information contained in this prospectus supplement and in the accompanying Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

TABLE OF CONTENTS

SUMMARY OF THE OFFERING	S-1
FORWARD-LOOKING STATEMENTS	S-3
USE OF PROCEEDS	S-4
RECENT DEVELOPMENTS	S-5
DESCRIPTION OF THE NOTES	S-33
TAXATION	S-37
UNDERWRITING	S-40
OFFERING RESTRICTIONS	S-42
GENERAL INFORMATION	S-43
LEGAL MATTERS	S-44
OFFICIAL STATEMENTS AND DOCUMENTS	S-45

Prospectus

USE OF PROCEEDS	1
THE REPUBLIC OF POLAND	2
THE ECONOMY	9
BALANCE OF PAYMENTS AND FOREIGN TRADE	23
MONETARY AND FINANCIAL SYSTEM	29
PUBLIC FINANCE	39
PUBLIC DEBT	47
TOTAL EXTERNAL DEBT	54
DESCRIPTION OF THE SECURITIES	56
ENFORCEABILITY OF JUDGMENTS	65
TAXATION	66
PLAN OF DISTRIBUTION	67
VALIDITY OF THE SECURITIES	68
AUTHORIZED AGENT IN THE UNITED STATES	69
OFFICIAL STATEMENTS AND DOCUMENTS	70
FURTHER INFORMATION	71
INDEX TO TABLES AND SUPPLEMENTARY INFORMATION	T-1

SUMMARY OF THE OFFERING

Issuer	The State Treasury of the Republic of Poland, represented by the Minister of Finance.
Securities Offered	U.S.$ 1,750,000,000 principal amount of 3.25 percent notes due 2026 (the “Notes”).
Maturity Date	April 6, 2026.
Redemption Basis	At par on maturity.
Ranking
The Notes will rank equally in right of payment with all other unsubordinated obligations of the Republic of Poland and the full faith and credit of the Republic of Poland will be pledged for the due and punctual payment of all principal and interest on the Notes.

Interest Rate	The Notes will bear interest at the rate of 3.25 percent per annum.
Interest Payment Dates	April 6 and October 6 of each year commencing October 6, 2016 for the period commencing from and including April 6, 2016, as described herein.
Markets	The Notes are offered for sale in those jurisdictions both within and outside of the United States where it is legal to make such offers. See “Offering Restrictions”.
Further Issues
The State Treasury reserves the right from time to time without the consent of the holders of the Notes to issue further securities having identical terms and conditions (except for the issue date and public offering price), so that such securities may be consolidated with, form a single series with and increase the aggregate principal amount of, the Notes.

Listing	Application has been made to list the Notes on the regulated market of the Luxembourg Stock Exchange.
Form and Settlement
The Notes will be issued in the form of one or more global notes, or the Global Notes, in fully registered form, without coupons, which will be deposited on or about April 6, 2016, the Closing Date, with Citibank, N.A., London Branch as custodian for, and registered in the name of Cede & Co., as nominee of, The Depository Trust Company, or DTC. Except as described in this prospectus supplement, beneficial interests in the Global Notes will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Notes either through DTC in the United States or outside of the United States through Euroclear Bank S.A./N.V. or Clearstream Banking, société anonyme, if they are participants in such systems, or indirectly through organizations that are participants in such systems.

Except as described in this prospectus supplement, owners of beneficial interests in the Global Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered holders of the Notes under the Notes or the amended and restated fiscal agency agreement governing the Notes. See “Description of the Securities—Form and Settlement” in the Prospectus. It is expected that delivery of the Notes will be made, against payment therefor in same-day funds, on or about April 6, 2016.

Withholding Tax
Principal of and interest on the Notes are payable by the State Treasury without withholding or deduction for withholding taxes subject to certain exceptions, including withholding taxes that may be imposed pursuant to Council Directive 2011/16/EU on administrative cooperation in the field of taxation, as amended by Council Directive 2014/107/EU, to the extent set forth in this prospectus supplement and in the accompanying Prospectus under the heading “Description of the Securities—Payment of Additional Amounts”.

Governing Law	The Notes shall be governed by, and interpreted in accordance with, the laws of the State of New York.
Collective Action Clauses
The Notes will contain provisions regarding voting on amendments, modifications and waivers. These provisions are commonly referred to as collective action clauses and are described more fully on pages 68 to 71 of the accompanying Prospectus. Under these provisions, the State Treasury may amend certain key terms of the Notes, including the maturity date, principal amount, interest rate and other payment terms, with the consent of the holders of (1) with respect to proposed modifications affecting only the Notes: (a) at least 75 percent of the aggregate principal amount of the outstanding Notes, or (b) a written resolution signed by or on behalf of at least 66 2/3 percent of the aggregate principal amount of the Notes then outstanding; (2) with respect to proposed modifications affecting two or more series of debt securities, including the Notes: (a)(i) not less than 75 percent of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, or (ii) a written resolution signed by or on behalf of not less than 66 2/3 percent of the aggregate principal amount of outstanding securities affected by the proposed modification; and (b)(i) more than 66 2/3 percent of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification at separate meetings of the holders of each series, taken individually, or (ii) a written resolution signed by or on behalf of more than 50 percent of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. These provisions differ from those applicable to the Republic of Poland’s outstanding securities which have been previously registered with the U.S. Securities and Exchange Commission, and those applicable to all of the Republic of Poland’s other outstanding public external indebtedness issued prior to April 2, 2015.

FORWARD-LOOKING STATEMENTS

This prospectus supplement includes forward-looking statements. All statements other than statements of historical fact included in this prospectus supplement regarding, among other things, Poland’s economy, fiscal condition, politics, debt or prospects may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “project”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “could”, “should”, “would” or the like. Although the State Treasury believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to be correct. The State Treasury undertakes no obligation to update the forward-looking statements contained in this prospectus supplement or any other forward-looking statement included herein.

USE OF PROCEEDS

The net proceeds from the sale of the Notes will be used to finance the Republic of Poland’s State budget borrowing requirements or for general financing purposes. The State Treasury estimates the net proceeds will be approximately U.S.$ 1,734,407,500.

RECENT DEVELOPMENTS

Domestic Political Developments

2015 Elections and Composition of New Government

Presidential Elections

The most recent presidential election concluded on May 24, 2015, after two rounds. The two competing candidates were Bronisław Komorowski, of the Civic Platform (“PO”) party (the former President of Poland) and Andrzej Duda, of the Law and Justice (“PiS”) party (a former Secretary of State in the Chancellery of the President of Poland and a former member of the European Union Parliament). Andrzej Duda won the election with 51.55 percent of the votes cast in the second round of the election, and assumed office on August 6, 2015. The next presidential elections will be held in 2020.

Parliamentary Elections

The most recent Parliamentary elections were held on October 25, 2015. Following the elections, the PiS received 37.58 percent of the vote, the PO received 24.09 percent of the vote, the Kukiz’15 (Paweł Kukiz’s new party) received 8.81 percent of the vote, Nowoczesna.pl (Ryszard Petru’s new party, “Nowoczesna”) received 7.55 percent of the vote and the Polish People’s Party (“PSL”) received 5.13 percent of the vote. In November 2015, the current Government was formed, led by the new Prime Minister Beata Szydło, who had previously been a Member of the Polish Parliament (during the fifth, sixth and seventh terms) and a Deputy President of the PiS.

The following table shows a breakdown of the distribution of seats in the Sejm (by party) and the Senate (by party) as of March 11, 2016. This table hereby amends and supersedes the corresponding table on page 5 of the accompanying Prospectus.

Seats
Sejm
Law and Justice (PiS)	234
Civic Platform (PO)	138
Kukiz ‘15	40
Nowoczesna	29
Polish People’s Party (PSL)	16
Unaffiliated	3
Total	460

Seats
Senate
Law and Justice (PiS)	62
Civic Platform (PO)	33
Polish People’s Party (PSL)	1
Unaffiliated	4
Total	100
___________
Source: Sejm and Senate

The next Parliamentary elections will be held in 2019.

New Government Policies and Legislative Agenda

Constitutional Tribunal

The Polish constitutional tribunal (the “Constitutional Tribunal”) was established in 1982 to resolve constitutional issues involving governmental institutions. The Constitutional Tribunal is composed of 15 judges, chosen by the Sejm for a term of nine years each.

In June 2015, the Sejm enacted a new act on the Constitutional Tribunal, which enabled the former Parliament to appoint five new judges to replace five judges whose terms were to expire by the end of 2015. Five new judges (the “Former Parliament Appointees”) were appointed by the former Parliament in October 2015. Following the October 2015 Parliamentary elections, Andrzej Duda, the President of Poland, refused to accept the five Former Parliament Appointees’ oaths, and the Parliament revoked the appointment of the Former Parliament Appointees and appointed five other judges (whose oaths were accepted by the President) (the “New Parliament Appointees”) in their stead.

Subsequently, PO and Nowoczesna filed a motion to the Constitutional Tribunal to resolve whether the act adopted in June 2015, and the appointment of the Former Parliament Appointees thereunder, was constitutional. In December 2015, the Constitutional Tribunal ruled that three of the five Former Parliament Appointees had been constitutionally appointed by the former Parliament. However, the President has not yet accepted the oaths of these three judges.

At the end of December 2015, new legislation (the “December 2015 Act”) was enacted containing significant changes to the act adopted in June 2015 relating to the Constitutional Tribunal. Among other things, the December 2015 Act (i) increased the threshold required for decisions of the Constitutional Tribunal from a simple majority to a two-thirds majority, (ii) increased the quorum requirement from 9 to 13 judges, (iii) increased to six months (or three months, in exceptional circumstances) the delay before which the Constitutional Tribunal may rule on a case referred to it, and (iv) required the Constitutional Tribunal to hear cases in the order in which they are filed. On March 9, 2016, the Constitutional Tribunal held that the December 2015 Act is unconstitutional. To date the Government has not published this judgment, meaning that the judgment has not yet become legally binding.

Due to controversy surrounding the constitutionality of the December 2015 Act, the Polish Government submitted the act to be analyzed by the Venice Commission of the Council of Europe. The Venice Commission visited Poland in February 2016 and on March 11, 2016, issued a critical opinion on the topic. See also “International Relations and Regional Arrangements-Regional Arrangements-EU Rule of Law Assessment.”

Media Laws

In January 2016, the Polish Act on Radio and Television Broadcasting dated December 29, 1992 was amended. The amendments change the appointment process for the management of Polish state-owned media companies (including TVP S.A. and Polskie Radio S.A.). Pursuant to the amendments, the members of the Management and Supervisory Boards of Polish state-owned media companies are elected by the Minister of State Treasury rather than by the National Broadcasting Council (which is the industry regulator). The Minister of State Treasury was also granted the power to cancel the appointment of the members of the Management and Supervisory Boards of such companies. Simultaneously with the appointment by the Minister of new members of the Management and Supervisory Boards of state-owned media companies based on the amended act, the terms of office of the then-current members of such boards were automatically terminated. See also “International Relations and Regional Arrangements-Regional Arrangements-EU Rule of Law Assessment”.

The Government has also proposed further changes to the Polish state owned media sector, including the transformation of Polish state-owned media companies (currently operating as joint-stock companies) into so-called “national media” and changes to the financing arrangements for such media companies.

Civil Service

In early 2016, Polish Act on the Civil Service dated November 21, 2008 was amended. Pursuant to the amended Act, senior positions in the civil service will be filled by appointment (with the chairman of the civil service appointed by the Prime Minister), instead of through competitive application processes. The employment contracts of individuals who held such positions in the civil service were terminated within 30 days after the publication of the amending legislation on January 22, 2016, unless they were appointed civil servants pursuant to the Act on the Civil Service or they were reappointed pursuant to the amended Act on the Civil Service.

In January 2016, Parliament also passed legislation that merges the Polish prosecutor’s office into the Ministry of Justice and confers the functions of the Prosecutor General onto the Justice Minister, reversing reforms introduced by the previous Government in 2009.

Surveillance Laws

In July 2014, the Constitutional Tribunal ruled that some provisions of the Polish Police Act dated April 6, 1990 and other acts relating to the surveillance methods used by Polish agencies were unconstitutional. The Constitutional Tribunal prescribed an 18-month period to enact consequential amendments to the Polish Police Act and other relevant legislation. The amending legislation entered into force on February 7, 2016. Among other things, the amendments make it easier for Polish agencies to access telecommunications usage data, including metadata of internet users.The Venice Commission is currently preparing an opinion on the amendments at the request of the Parliamentary Assembly of the Council of Europe.

Social Spending Initiatives

The Government plans to implement a new social program entitled "Family 500+". The program entails a direct cash transfer to families of PLN500 per month per eligible child until the child reaches the age of 18. Assistance under the program for the first child will be means-tested based on family income, while all families will be eligible for assistance for additional children.  To be eligible for the assistance for the first child, a family's monthly income must be below PLN800, provided that the monthly income threshold for families in which at least one child is disabled is PLN1200.

In line with the regulatory impact assessment prepared in connection with this proposal, the Government allocated a total of PLN17.055 billion to fund the program during 2016 and forecasts an expenditure of PLN22.567 billion on the program during the following year. The main goal of this program is to assist families with child-rearing expenses, with the ultimate goal of encouraging people to have more children, thereby improving Poland’s long-term demographic outlook.

The Government has also proposed a series of gradual increases in the tax-free allowance for personal income tax starting in 2017, and to raise the minimum wage and increase public subsidies for medicines. The details of these proposals are still in the process of being finalized.

Pension Reforms

In 2012, the Polish Government introduced comprehensive pension reforms, which came into effect on January 1, 2013. The changes included, inter alia, the increase of the retirement age from 65 to 67 years old for men and from 60 to 67 years old for women. The current Government and the current President, Andrzej Duda, have declared their intention to reverse this aspect of the reforms and restore the old retirement ages, i.e., 60 years old for women and 65 years old for men.

Tax on Financial Institutions

Banks, insurance companies, credit unions and non-bank lending companies are subject to a new tax on financial institutions which came into force on February 1, 2016. The tax covers all bank assets over PLN4 billion (EUR0.9 billion), insurance groups’ assets over PLN2 billion (EUR0.45 billion) and non-bank lending companies’ assets over PLN0.2 billion, which are in each case taxed at a rate of 0.0366% per month (0.44% per year). For purposes of this new tax, the taxable asset base of banks (but not other financial institutions) is reduced by the value of their own funds and respective holdings of State Treasury debt securities. This tax does not apply to state-owned banks, private banks under recovery proceedings, in receivership, or in liquidation, or banks which have filed for bankruptcy and whose activities have been suspended. The new tax does not reduce financial institutions' Corporate Income Tax (“CIT”) tax base. According to the Budget Act for 2016, the Government’s goal is to collect up to PLN5.5 billion (EUR 1.2 billion) from this new tax, which would amount to less than 25 percent of the 2014 net profits of banks and insurance companies.

According to the Financial Stability Report published by the National Bank of Poland (“NBP”) on February 10, 2016, the introduction of this new tax on financial institutions will negatively affect the banking sector, causing a decrease in the profitability of banks. Such reduction in the profitability of banks will in turn negatively impact their resilience and lending capacity. According to the abovementioned report, the introduction of the tax will not significantly affect the solvency of the domestic insurance sector in the short term, though it may give rise to losses which could result in lowered capital requirements coverage ratios for some insurance companies. According to the NBP, if the imposition of the tax results in a significant reduction in the availability of financing in the economy or in unfavorable changes in the structure of the financial system, a change in the tax rate and formula should be considered. See also “-Conversion of CHF Mortgages into PLN”.

Retailer Turnover Tax

The Government intends to introduce a retailer turnover tax, the details of which are still in the process of being discussed by the Government following feedback from, among others, Polish retailers and the European Commission on an initial proposal for the tax set forth in a draft bill prepared by the Ministry of Finance in January 2016. The Ministry of Finance currently expects that the total revenues to the State budget resulting from the introduction of the retailer turnover tax may exceed PLN2 billion annually. The retailer turnover tax is expected to become effective in 2016.

Military Modernization Program and Procurement Changes

On December 11, 2012, the Ministry of National Defense signed the  Technical Modernization Plan and the Program for the Development of the Armed Forces in the Republic of Poland for the Period between 2013 and 2022. According to both documents, the expenses for defense should amount to PLN273.2 billion between 2017 and 2022 and the amount of Polish soldiers should reach 120,000 by the end of 2022. Following the 2015 Parliamentary elections, the new Minister of Defense, Antoni Macierewicz, began reviewing the abovementioned documents.  It is possible that procurement processes commenced prior to those elections may be modified.

New Macroprudential Supervisory Framework and Bank Resolution Mechanism

On November 1, 2015, the Act on Macroprudential Supervision over the Financial System and Crisis Management in the Financial System entered into force. It introduced a macroprudential framework and established the Financial Stability Committee (the “FSC”) as the authority responsible for macroprudential policy in Poland. The President of the NBP is the Chairman of the FSC. The Minister of Finance, the Chairperson of the Polish Financial Supervision Authority (“PFSA”) and the President of the Management Board of the Bank Guarantee Fund (the “BGF”) are also members of the FSC. The FSC is the macroprudential decision maker for the Polish economy, is responsible for systemic risk identification and analysis, is empowered to request that other entities take action to limit  systemic risks on a “comply or explain” basis, and has certain tools to control or limit systemic risks (including imposing counter-cyclical capital buffers).

As Poland is currently behind schedule in implementing European Parliament and Council Directives 2014/59/EU (the “BRRD”) and 2014/49/EU (the “DGS”), and was referred to the European Court of Justice on October 22, 2015 due to such delay, Poland intends to implement these directives in the first quarter of 2016. According to the legislation implementing these directives, the BGF will become the Polish resolution authority.  The legislation governing the BGF currently in force already provides that the BGF is the authority responsible for the resolution of financial institutions; once the implementing legislation comes into force, the BGF will have the power to use all the resolution tools that are envisaged by the BRRD and will be financed by ex ante contributions. Poland will also implement the government stabilization tools contained in Articles 56-58 of the BRRD.

Conversion of CHF Mortgages into PLN

Prior to the 2008 financial crisis, many Poles took mortgage-backed credit loans denominated in foreign currencies, especially in CHF, due to the very low prevailing exchange rates of the CHF against the PLN at the time. After the end of the financial crisis the exchange rate of the CHF against the PLN began to rise, and on January 15, 2015, the Swiss National Bank (the “SNB”) stopped fixing the CHF exchange rate at EUR1.20. This decision impacted credit loans denominated in CHF taken by Poles.

The former Polish Government proposed legislation to convert CHF-denominated housing loans into PLN. Due to the 2015 Parliamentary elections this proposed legislation never entered into force. At the beginning of 2016, the President of Poland, Andrzej Duda, proposed a new solution for such loans. The presidential proposal includes mandatory conversion of CHF-denominated credit loans into PLN by using a “fair” exchange rate in the event that no other agreement is reached voluntarily between a bank and borrower.  The “fair” exchange rate is proposed to be individually calculated for each case, using a prescribed algorithm that takes into account, among other things, current and historical exchange rates, to ensure equality between PLN- and CHF-denominated loans. The proposal would also require banks to repay to borrowers the excess amounts customers were historically charged to convert złoty at less favorable rates than the NBP’s average rate. As of February 2016, the NBP estimated the total direct cost to the banking sector to be approximately PLN44 billion (comprising PLN9 billion in costs associated with the refund of foreign exchange spreads to customers, and PLN35 billion for the conversion of the principal of foreign currency-denominated loans). The proposal was also submitted to the PFSA for assessment, and on March 15, 2016 the PFSA announced that its estimate of the total cost of the proposal for the banking sector was between PLN44.6 billion and PLN67.2 billion. The NBP and PFSA estimates are sensitive to, among other things, the PLN-CHF exchange rate, and a devaluation of the złoty may materially increase the total cost to the banking sector, while appreciation of the zloty may materially decrease the total cost to the banking sector.

The abovementioned proposal has not been submitted to the Polish Parliament. According to the Financial Stability Report published by the NBP on February 10, 2016, if the proposed solution were introduced in the form presented in President Andrzej Duda’s proposal, it could substantially and negatively affect the stability of the Polish financial system. According to the abovementioned report, the implementation of the proposed solution in an environment of increased financial burdens resulting from other sources (see “-Tax on Financial Institutions” and “-Monetary and Financial System-Bank Regulation”), represents a risk that the negative effects on the banking sector could result in negative feedback between the banking sector and the real economy, thereby adversely affecting economic growth. On March 15, 2016, the PFSA expressed similar concerns, warning that the proposal could not only affect the stability of some lenders, but also impact trust in the banking system and, in a worst-case scenario, lead to a financial crisis.

Restructuring of the Coal Mining and Energy Sectors

In December 2015, the new Government adopted amendments to the Polish Act on the Functioning of Coal Mining dated September 7, 2007. While amendments to the Act adopted by the previous Government covered a period until the end of 2015, the amendments enacted following the 2015 Parliamentary elections extend certain of its provisions until 2018. The main reason for the recent amendments is to enable the free disposal of mines by mining companies or their designated parts to Spółka Restrukturyzacji Kopalń S.A. until January 2018. The latest amendments also define the conditions for granting one-off severance payments to employees, whom this provision will benefit from January 1, 2016. Payment may be granted to employees whose employments were terminated by mutual agreement between December 31, 2015 and December 31, 2018, and who have a minimum of five years’ work experience in the mining sector. According to the Ministry of Energy, the amendment does not imply liquidation of mines.

Poland’s policies with regard to state-owned enterprises are currently under review by the new Government; in particular, the new Government is currently in the process of reviewing the plan proposed by the previous Government for the restructuring of Kompania Węglowa S.A., and expects to finalize the details of its proposal, which may involve the transfer of certain assets to a new special purpose vehicle in which third-party investors and/or state-owned enterprises may invest, in the second quarter of 2016.

Poland’s Rating Downgrade

On January 15, 2015, Standard & Poor’s (“S&P”) downgraded the Polish long-term foreign currency sovereign credit rating from “A-” to “BBB+.” S&P also downgraded the Polish long-term and short-term local currency sovereign credit ratings from “A/A-1” to “A-/A-2”. In addition, S&P revised its outlook for Poland’s sovereign credit ratings from positive to negative. These were the first changes to S&P’s sovereign credit ratings for Poland since 2007. S&P claimed that since the October 2015 Parliamentary elections, the new Government has initiated various legislative measures that in S&P’s view weaken the independence and effectiveness of key institutions, such as the Constitutional Tribunal, public broadcasters and the civil service. See “-New Government Policies and Legislative Agenda-Constitutional Tribunal”, “-New Government Policies and Legislative Agenda-Media Laws” and “-New Government Policies and Legislative Agenda-Civil Service”. Although the value of złoty depreciated and State Treasury bond yields increased in the immediate aftermath of S&P’s announcement of the Poland’s rating downgrade, both the złoty and State Treasury bond yields appear to have since largely returned to their previous trading levels, and the Government does not expect S&P’s downgrade to have a material effect on its fiscal position in the current budgetary period. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Any adverse change in Poland's credit ratings could adversely affect the trading price of the Notes. Any positive change in Poland's credit ratings could positively affect the trading price of the Notes.

International Relations and Regional Arrangements

International Relations

On April 15, 2015, Poland became a prospective founding member of the Asian Infrastructure Investment Bank (“AIIB”) and expects to become a full member in 2016. On October 9, 2015, Poland signed the Articles of Association of the AIIB. Membership of the AIIB strengthens Poland’s economic and political cooperation with Asia and creates new business opportunities for Polish companies. As a shareholder of the AIIB, Poland expects that it will take part in the management and decisions taken by the managers of the bank, and be able to influence the AIIB’s actions and strategic direction. Membership of the AIIB will contribute to building a favorable political climate and economic cooperation with Asia and implementing Poland’s economic objectives in the medium- and long-term. So far, 57 countries have announced their intention to join the AIIB. Poland is currently expected to contribute capital in the amount of USD831.8 million to the AIIB, and currently holds 0.98 percent of the AIIB shareholders’ votes.

Regional Arrangements

2015 Convergence Program Update and Exit from the Excessive Deficit Procedure

According to Poland’s April 2015 Convergence Program update, its general government sector’s nominal deficit was reduced to 3.2 percent of GDP in 2014 (and 3.3 percent of GDP as notified by Eurostat in October 2015). That outcome was significantly better than the deficit target for 2014 recommended by the EU Council under the Excessive Deficit Procedure (the “EDP”) of 3.9 percent of GDP. Moreover, the excess over the 3 percent of GDP reference value was attributable exclusively to the costs of the systemic pension reforms introduced in 1999, amounting in 2014 to 0.4 percent of GDP. As a result, and taking into account the European Commission’s Spring forecast, the EU Council confirmed in its decision of June 19, 2015, that the excessive deficit in Poland had been corrected one year ahead of schedule. Since this decision, Poland has been subject to the so-called preventive arm of the EU’s Stability and Growth Pact and shall gradually reduce its structural deficit in order to achieve its medium-term budgetary objective of a structural deficit of 1 percent of GDP. The Budget Act for 2016 envisages a nominal deficit of 2.8 percent of GDP. See “-The State Budget”.

The next Convergence Program update with the latest macroeconomic and fiscal projections is expected to be published in late April 2016.

Inflow of EU Funds

Poland’s EU membership resulted in a major inflow of EU funds of approximately EUR122.6 billion between May 2004 and December 2015 (mostly from structural funds for Cohesion Policy-related initiatives and payments under the Common Agricultural Policy). Conversely, during that period, Poland made approximately EUR39.3 billion of “Own Resources” payments to the EU. The net inflow of EU resources during that period amounted to approximately EUR83.1 billion. The current EU budget envisages yearly net inflows of EU funds to Poland through to 2023, but there is no guarantee that such inflows will continue in future periods.

The following table sets forth information relating to the inflow of EU funds into Poland for the years indicated. This table hereby amends and supersedes the corresponding table on page 8 of the accompanying Prospectus.

	2011	2012	2013	2014	2015
	(EUR millions)
Inflow of EU Funds
Cohesion Policy	9,804.4	10,469.0	10,611.5	12,001.1	7,932.9
Common Agricultural Policy	4,326.3	4,931.3	4,999.2	5,108.7	5,057.9
Other Funds	139.8	39.6	24.9	14.8	61.1
Total	14,270.5	15,440.0	15,635.6	17,124.6	13,052.1
____________
Source:  Ministry of Finance

The following table sets forth information relating to the use of EU funds for the period from May 2004 to the end of 2015. This table hereby amends and supersedes the corresponding table on page 9 of the accompanying Prospectus.

(EUR millions)
Use of EU Funds
Current expenditures	55,104.7
Capital expenditures	67,473.1
Total	122,577.8
____________
Source:  Ministry of Finance

The following table sets forth certain information with respect to the projected inflow of EU funds for the periods indicated.  These projections are based on the current EU budget and do not reflect legal commitments on behalf of the EU to provide the funds. This table hereby amends and supersedes the corresponding table on page 9 of the accompanying Prospectus.

	2016	2017
	(EUR millions)
Projected Future Inflows of EU Funds
Common Agricultural Policy	6,599	5,011
Cohesion Policy	8,344	11,815
Total	14,943	16,826
____________
Source:  Ministry of Finance

The following table sets forth certain information with respect to Poland’s contribution to the EU budget for the years indicated. This table hereby amends and supersedes the corresponding table on page 9 of the accompanying Prospectus.

	2011	2012	2013	2014	2015
			(EUR millions)
Own Resources Payments
Payments related to Gross National Income	2,641.5	2,504.0	3,242.1	2,932.4	2,962.8
Payments related to VAT	548.6	516.0	549.3	529.6	481.1
Traditional Own Resources Payments	363.9	361.1	396.0	431.2	507.9
Rebates and corrections	179.7	187.6	251.7	259.9	310.2
Total	3,733.8	3,568.7	4,439.1	4,153.1	4,262.0
____________
Source:  Ministry of Finance

EU Rule of Law Assessment

In March 2014, the European Commission established a new EU Framework to strengthen the Rule of Law (the “Framework”). The Framework establishes a three-stage process with the objective of preventing, through a dialogue with the relevant EU member state, the escalation of an emerging systemic threat to the rule of law into a situation where the European Commission would need to issue a proposal to trigger sanction mechanisms under Article 7 of the Treaty of the European Union (the “TEU”). Those three stages are: (i) European Commission assessment, (ii) European Commission recommendation and (iii) monitoring of the Member State’s follow-up to the European Commission’s recommendation. If no solution is found within that Framework, the European Commission may apply Article 7 of the TEU, which provides for special mechanisms with far-reaching sanctions in case a Member State does not respect the fundamental values referred to in Article 2 of the TEU, including the rule of law.

In January 2016, the European Commission announced that it has commenced an assessment of recent developments in Poland pursuant to the Framework. The College of Commissioners held a first orientation debate on January 13, 2016 to assess Poland’s situation under the Framework and started a dialogue with Polish authorities in connection with the recent changes to the Constitutional Tribunal and state-owned media. See “—New Government Policies and Legislative Agenda-Constitutional Tribunal” and “—New Government Policies and Legislative Agenda-Media Laws”. The Prime Minister of Poland, Beata Szydło, participated in a debate on the matter in the European Parliament on January 19, 2016. The procedure is still ongoing and as this is the first time the Framework has been invoked by the European Commission, its timetable and ultimate outcome is currently difficult to predict. The European Commission is expected to coordinate its analysis with the Venice Commission. See “-New Government Policies and Legislative Agenda-Constitutional Tribunal”.

European Migrant Crisis

The European migrant crisis began in early 2015, when a growing number of migrants and refugees began travelling to EU countries across the Mediterranean or Southeast Europe. According to the United Nations High Commissioner for Refugees, the majority of the migrants are coming from Syria, Iraq and Afghanistan. Although the main destination for migrants has to date been Germany, most of these migrants have been arriving in the EU through Greece, Italy and Southeast Europe.

The EU has reacted to the migrant crisis by proposing various quota systems for the relocation and resettlement of migrants among EU Member States in order to relieve the burden on the main transit and destination countries. To date, two emergency schemes to relocate 160,000 migrants in total (including 6,182 to Poland) have been adopted by the European Commission, with the agreement of most, but not all, EU Member States (including the former Polish Government). As of February 4, 2016, Poland was ready to accept 100 refugees under these emergency relocation schemes by the end of March 2016. However, following recent incidents involving migrants in other European countries, the current Government may consider renegotiating the conditions for acceptance of migrants by Poland. As the crisis has continued, individual countries have at times reintroduced border controls within the Schengen Area; if the migrant crisis continues or escalates, it is possible that similar, or stricter, border controls could be introduced on a more widespread or permanent basis, which could have a material impact on economic activity within the EU, including on the Polish economy. See “-Foreign Trade-Focus of Trade”.

NATO

On July 8 and 9, 2016, Poland will host a NATO summit, during which NATO members are expected to debate matters including proposals to increase NATO’s presence in Poland.

Climate Change Policies and the Paris Agreement

Polish climate policies are based on the EU’s common climate policy, pursuant to which the 2020 climate and energy package has been adopted for the period through 2020. The terms of the EU’s common climate policy for the period from 2020 to 2030 will be negotiated based on the 2030 climate and energy framework set forth in the European Council’s conclusions of October 24, 2014.

EU climate policy divides the economy into two sectors: the Emission Trading Scheme (ETS) sector (consisting of, among other sectors, industry and energy production), the total emissions of which are capped in consecutive years by emission allowances, which may be purchased by specific installations in auctions across the EU (the EU-wide goal in the ETS sector for 2020 is to reduce the emissions by 20 percent, as compared to 1990 levels), and the non-ETS sector (which includes agriculture, forestry and transport), for which EU Member States have individual emission targets (Poland’s target is an increase in emissions of 14 percent, as compared with 2005 levels).

The EU has also agreed to set a target domestic emission reduction of at least 40 percent by 2030 (compared to 1990 levels), where the ETS sector’s target reduction is of 43 percent and the non-ETS sector’s is of 30 percent (in each case for the EU as a whole). Individual country targets for the non-ETS sector are expected to be negotiated this year. The scenarios prepared by the European Commission for the impact assessment of the 2030 climate and energy framework for the EU as a whole do not divide responsibilities between EU Member States. According to the Polish Government’s estimates, Poland may suffer a GPD decrease of between 1.1 percent and 2.5 percent in 2030, depending on the targets ultimately set for Poland.

Since the reduction target submitted by the EU to the 2015 United Nations Climate Change Conference (“COP 21”) reflects the abovementioned internal EU targets, the conclusion of the Paris Agreement under the United Nations Framework Convention on Climate Change (the “Paris Agreement”) at COP 21 will in and of itself have no direct impact on Poland’s energy sector or its economy. The final text of the Paris Agreement also calls for climate neutrality as a long-term goal, rather than decarbonization of the economy. However, there is a possibility that the inclusion of the forest sector in the Paris Agreement might lead to the effective reduction of the overall targets, and therefore costs, for Poland, especially in the non-ETS sector.

Poland’s energy policy is currently under review by the new Government.

Relationship with Multilateral Financial Institutions

As of November 30, 2015, Poland’s liabilities to multilateral financial institutions amounted to EUR17.6 billion and accounted for 25.7 percent of the State Treasury’s total external debt.

World Bank

As of December 31, 2015, the World Bank had authorized a total of U.S.$16.2 billion in loans to Poland, U.S.$14.4 billion of which had already been disbursed.  These amounts include loans granted to and guaranteed by the State Treasury.  As of December 31, 2015, the World Bank’s exposure to Poland, net of principal repayments, amounted to U.S.$7.9 billion.

European Investment Bank

As of December 31, 2015, the European Investment Bank (the “EIB”) had committed EUR55.2 billion to Polish borrowers, EUR42.6 billion of which had already been disbursed.  As of December 31, 2015, the EIB’s exposure to Polish borrowers, net of principal repayments, amounted to EUR33.1 billion.

European Bank for Reconstruction and Development

Since the beginning of its operations in Poland, the European Bank for Reconstruction and Development (the “EBRD”) has committed over EUR7.9 billion (as of December 31, 2015) in various sectors of the country’s economy (corporate, financial institutions, infrastructure and energy), of which EUR1.0 billion was granted to the public sector and EUR6.9 billion was granted to the private sector.  As of December 31, 2015, the EBRD had also helped arrange over EUR41.2 billion of commitments from other sources of financing and had undertaken 365 projects in the country.

International Monetary Fund

On January 13, 2016, the Fund completed its review of Poland’s qualification for the arrangement under the current Flexible Credit Line (the “FCL”) and reaffirmed its continued qualification to access FCL resources. At the request of the Polish authorities, the FCL amount was decreased from SDR15.5 billion (which was the amount initially extended in January 2015) to SDR13 billion. The IMF concluded that Poland continues to benefit from very strong economic fundamentals and policy frameworks. In the IMF’s view, Poland’s economic growth is strong and unemployment is declining. On current trends and policies, the IMF’s outlook is for continued GDP growth of around 3.5 percent in 2015 and 2016. In the IMF’s view, the current account deficit has narrowed while international reserves remain adequate, fiscal consolidation has led to an exit from the EU’s EDP and public debt is sustainable. However, the IMF believes that the much-needed reduction in the structural deficit would be a challenge in light of planned new spendings and would require a sequence of offsetting measures. Poland’s medium-term objective of GDP structural deficit of 1 percent remains broadly appropriate. Poland’s credible inflation targeting regime has been effective in managing deflationary pressures. The banking system is liquid, profitable and well capitalized, and the financial sector framework has been further strengthened. According to the IMF, while the balance of risks has somewhat decreased, downside risks remain elevated. Therefore, sustaining robust growth requires maintaining strong policies.

The current FCL superseded four previous FCL arrangements concluded in January 2013 (which was SDR9.0 billion larger than the current reduced FCL), January 2011, July 2010 and May 2009.

The last Article IV consultation with Poland was concluded by the Executive Board of the IMF on July 10, 2015.

International Development Association

As of January 31, 2016, Poland’s contribution to the International Development Association amounted to SDR40.44 million, of which SDR30.95 million has already been paid. Additionally, in 2006, Poland joined the Multilateral Debt Relief Initiative, committing to contribute the equivalent of PLN34.04 million until 2043, of which eight installments in the total amount of PLN6.33 million each have already been paid.

Nordic Investment Bank

As of December 31, 2015, loans granted to local governments and private sector entities in Poland by the Nordic Investment Bank amounted to approximately EUR561.4 million.

Council of Europe Development Bank

As of December 31, 2015, the Council of Europe Development Bank (the “CEB”) had approved EUR3.8 billion in loans to Poland, of which EUR2.9 billion had already been disbursed.  The total value of loans extended to the State Treasury in the form of signed projects as of December 31, 2015, amounted to approximately EUR517 million, of which EUR485 million had already been disbursed.  As of December 31, 2015, CEB’s exposure to the State Treasury amounted to EUR210 million.

Major International Treaties

In the second half of 2015, the European Fund for Strategic Investments (the “EFSI”) was launched to drive investment in infrastructure and innovation projects across the EU as well as to help finance small- and medium-sized enterprises and mid-cap companies. The EFSI is one of the three pillars of the Investment Plan for Europe, an EU initiative to unlock additional investment of at least EUR315 billion over a three-year period. Poland is implementing the Plan and the projects with the support of the EFSI.

Economic Performance

The following table sets out certain economic data for Poland for and as of the end of the years indicated. This table hereby amends and supersedes the corresponding table on page 12 of the accompanying Prospectus.

	2011	2012	2013	2014	2015
Main Economic Data
GDP real growth (%)	5.0	1.3	1.3	3.3	3.6	*
CPI (%)	4.3	3.7	0.9	0.0	(0.9)
Registered unemployment rate (end of period, %)	12.5	13.4	13.4	11.4	9.8
Current account balance (% of GDP)	(5.2)	(3.5)	(1.3)	(1.3)	N/A	(2)
General government balance(1) (% of GDP)	(4.9)	(3.7)	(4.0)	(3.3)	N/A	(2)
General government debt(1) (end of year, % of GDP)	54.4	54.0	55.9	50.4	N/A	(2)
___________
Source:  Central Statistical Office, Eurostat, National Bank of Poland
*	Preliminary data.
(1)	Calculated according to ESA 2010.
(2)	Data not yet available.

According to preliminary data, Poland’s GDP grew by 3.6 percent in 2015. This growth was mainly driven by domestic demand (which was supported by low interest rates, low inflation and improvements in the labor market) with a slight contribution from net exports, which increased 0.3 percent in 2015, as compared to a decrease of 1.5 percent in 2014.

The following tables set out certain macroeconomic statistics for the periods indicated. These tables hereby amend and supersede the corresponding tables on page 13 and 14 of the accompanying Prospectus.

	2011	2012	2013	2014	2015
Economic Data	(PLN billions)
Nominal GDP	1,566.6	1,629.0	1,656.3	1,719.1	N/A	(1)
	(Real growth %)
GDP	5.0	1.6	1.3	3.3	3.6	*
Exports	7.9	4.6	6.1	6.4	6.5
Imports	5.8	(0.3)	1.7	10.0	6.0
Total domestic demand	4.2	(0.5)	(0.7)	4.9	3.3
Private consumption	3.1	0.7	0.2	2.5	3.1
Public consumption	(1.8)	(0.4)	2.2	4.9	3.5
Gross capital formation	12.8	(3.9)	(5.8)	12.6	4.2
Real gross fixed capital formation	8.8	(1.8)	(1.1)	9.8	6.1
Value added	5.0	1.6	1.3	3.3	3.4
Industry	7.7	2.7	0.4	4.0	5.4
Construction	13.5	(4.0)	(5.1)	5.0	4.4
Trade; repair of motor vehicles	(1.9)	3.5	0.1	(0.6)	3.1
___________
(1)	Data not yet available.

*	Preliminary data.

	2011	2012	2013	2014	Nine months ended September 30, 2015
	(Structure of GDP (GDP=100))
Economic Data
Exports	42.5	44.4	46.3	47.4	50.1
Imports	44.5	44.9	44.4	46.2	47.3
Private consumption	61.5	61.6	60.9	60.1	62.2
Public consumption	18.1	17.9	18.2	18.4	17.8
Gross capital formation	22.4	21.0	19.0	20.3	17.2
Real gross fixed capital formation	20.7	19.8	18.8	19.6	17.2
___________
Source:  Central Statistical Office; Eurostat

The following table illustrates the composition of GDP (as a percentage of total GDP) by sectors for the periods indicated. This table hereby amends and supersedes the corresponding table on page 14 of the accompanying Prospectus.

	2011	2012	2013	2014	Nine months ended September 30, 2015
	(%)
Sectors
Agriculture, forestry and fishing	2.8	2.7	2.9	2.6	2.5
Industry	22.3	22.8	22.1	22.2	22.1
Construction	7.7	7.0	6.6	6.6	6.3
Trade; repair of motor vehicles	16.3	16.9	17.1	16.3	16.9
Transport	4.9	5.2	5.3	5.7	5.9
Accommodation and catering	1.0	1.0	1.0	1.1	1.1
Information and communication	3.3	3.4	3.4	3.5	3.3
Financial and insurance activities	3.8	3.6	3.8	3.9	3.7
Real estate activities	4.6	4.5	4.5	4.6	4.9
Professional, scientific and technical activities and administrative and support service activities	6.1	6.3	6.6	6.8	7.1
Public administration and defense; compulsory social security; education; human health and social work activities	13.2	13.1	13.4	13.2	13.1
Arts, entertainment and recreation; other service activities; activities of household and extra-territorial organizations and bodies `	1.9	2.2	2.1	2.2	1.8
Gross value added	88.0	88.7	88.8	88.7	88.7
Taxes on products less subsidies on products	12.0	11.3	11.2	11.3	11.3
Gross Domestic Product	100.0	100.0	100.0	100.0	100.0
___________
Source:  Central Statistical Office

Inflation

In December 2015, consumer prices had decreased 0.5 percent as compared with the same period of 2014. In January 2016, deflation increased slightly to 0.7 percent. During this period, deflation was largely driven by sharp decreases in food and energy prices (particularly oil prices).

The following table shows the average annual variation in consumer prices for the years indicated. This table hereby amends and supersedes the corresponding table on page 21 of the accompanying Prospectus.

	2011	2012	2013	2014	2015
	(%)
CPI	4.3	3.7	0.9	0.0	-0.9
_______________
Source: Central Statistical Office

In 2015, core inflation was 0.3 percent.

Labor Market

As of the end of the third quarter of 2015, 16.2 million people were employed in Poland.  Approximately one-third of the workforce (30.3 percent) was employed in the industrial sector, and a significant share of the workforce is still employed in the agriculture sector (approximately 11.7 percent).

The registered unemployment rate as of the end of December 2015 was 9.8 percent, a decrease, from 11.4 percent as of the end of December 2014. As of December 31, 2015, young adults (aged 18 to 24) represented 15.1 percent of the registered unemployed, a decrease, from 16.5 percent as of December 31, 2014. As of September 30, 2015, 27.2 percent of all registered unemployed were persons who had only primary education, incomplete primary or lower secondary education, and 41.5 percent of the registered unemployed had been unemployed for more than one year.

The following table shows the employment rate for persons aged 15 and over by gender in Poland as of the end of the periods indicated (according to the Central Statistical Office’s Labor Force Survey). This table hereby amends and supersedes the corresponding table on page 22 of the accompanying Prospectus.

	Employment rate
	Total	Male	Female
	(%)
2014
Q1	50.2	57.6	43.3
Q2	51.0	59.1	43.6
Q3	51.9	60.3	44.1
Q4	51.7	59.8	44.3
Annual average	51.2	59.2	43.8

Employment rate
Total	Male	Female
(%)
2015
Q1	51.1	58.8	44.1
Q2	51.6	59.3	44.6
Q3	52.4	60.6	44.9
___________
Source:  Central Statistical Office

The following table shows the employment by age in Poland as of the end of September 2015 (according to preliminary data from the Central Statistical Office’s Labor Force Survey). This table hereby amends and supersedes the corresponding table on page 22 of the accompanying Prospectus.

	Employment rate
	Total	Male	Female
	(%)
Total	52.4	60.6	44.9
15 – 17 years	1.3	1.9	0.4
18 – 19 years	8.3	10.0	6.4
20 – 24 years	45.5	53.4	37.1
25 – 29 years	76.4	82.1	70.5
30 – 34 years	80.6	89.3	71.7
35 – 39 years	83.6	89.8	77.3
40 – 44 years	83.2	88.3	77.9
45 – 49 years	80.6	85.2	76.2
50 – 54 years	74.2	77.3	71.2
55 – 59 years	60.6	68.7	53.1
60 – 64 years	29.0	40.3	19.2
65 years and more	4.6	8.0	2.5

15 – 64 years	63.5	70.1	57.0
20 – 64 years	68.4	75.6	61.3
55 – 64 years	45.3	55.2	36.5
Pre-working	1.3	1.9	0.4
Working1	69.3	73.3	64.9
Mobile	71.1	77.4	64.5
Non-mobile	66.6	67.3	65.6
Post-working2	7.5	8.0	7.3
___________
(1)           Women aged 18 – 59, men aged 18 – 64.
(2)           Women aged 60 and older, men aged 65 and older.

Source:  Central Statistical Office

In order to modernize the Polish labor market, the National Action Plan for Employment 2015-2017 was established.  Its goals are to further increase the overall employment rate and labor participation rate, and to reduce the total unemployment rate.  Under the plan, efforts are to be directed towards young people, persons over 50 years old and those with difficulties in the labor market (such as the long-term unemployed). In response to the changing needs of regional and local labor markets, the plan also incorporates an increased focus on retraining or upskilling less skilled workers to enable them to work in more sophisticated or higher technology sectors that require higher qualifications.

The following table shows the registered unemployment rate in Poland since 2010 for the years indicated. This table hereby amends and supersedes the corresponding table on page 23 of the accompanying Prospectus.

	2011	2012	2013	2014	2015
	(%)
Registered unemployment rate	12.5	13.4	13.4	11.4	9.8
___________
Source:  Central Statistical Office

Citizens of Ukraine are the largest group of foreigners working in Poland.  In 2014, 26,315 work permits were issued for citizens of Ukraine (60.3 percent of total work permits issued) and in the first half of 2015 20,092 work permits were issued for citizens of Ukraine (73.9 percent of total work permits issued), an increase of 77.5 percent in comparison to the first half of 2014.  In 2015, short-term employment of Ukrainians also increased.  District labor offices registered 372,946 employer declarations of intention to entrust work to Ukrainian citizens in 2014 (96.3 percent of all registered declarations in that year) and 706,586 declarations concerning Ukrainian citizens from January to November 2015 (97.6 percent of all registered declarations in that period).

The following table shows the number of employed persons in Poland by major sectors (including budgetary entities involved in national defense and public safety) at the end of the periods indicated. This table hereby amends and supersedes the corresponding table on page 24 of the accompanying Prospectus.

2011	2012	2013	2014	Three months ended March 31, 2015

Sectors
Agriculture, forestry and fishing	2,008	1,960	1,867	1,843	1,823
Industry1	4,773	4,740	4,752	4,930	4,862
of which: Construction	1,279	1,253	1,184	1,188	1,152
Trade; repair of motor vehicles	2,274	2,270	2,226	2,320	2,280
Transportation and storage	874	898	923	913	886
Accommodation and catering	341	346	330	314	329
Information and communication	300	316	331	355	374
Financial and insurance activities	369	394	379	366	382
Real estate activities	165	147	139	166	175
Professional, scientific and technical activities	490	515	522	555	561
Administrative and support service activities	431	424	420	471	441
Public administration and defense; compulsory social security	1,018	1,039	1,054	1,068	1,046
Education	1,180	1,175	1,212	1,253	1,225
Human health and social work activities	889	907	942	952	941
Arts, entertainment and recreation	189	189	196	219	210
Other service activities	232	233	237	234	231
Total Employed Persons	15,562	15,591	15,568	16,018	15,837
___________
(1)	Industry includes mining and quarrying, manufacturing, electricity, gas, steam and air conditioning supply, water supply, sewerage, waste management and remediation activities and construction.
Source: Central Statistical Office

According to Eurostat data, the average hourly labor costs in 2014 were EUR8.4, as compared to EUR8.1 in 2013. This level is similar to the levels observed in countries such as Hungary (EUR7.3, based on provisional data), Slovakia (EUR9.7, based on provisional data) and Estonia (EUR9.8), and much lower than the levels observed in the European Union (EUR24.6) and the eurozone (EUR29.2).

According to Eurostat data, the unit labor cost in Poland as of September 30, 2015 grew by 10.1 percent compared to 2012, compared to growth of 22.8 percent in Estonia, 21.8 percent in Latvia (based on provisional data), 19.6 percent in Bulgaria (based on provisional data), 18.7 percent in Romania (based on provisional data) and 17.0 percent in Lithuania.

Balance of Payments

Since September 30, 2014, Poland has been preparing balance of payments and international investment position data according to BPM6.  Historical data was also re-compiled according to BPM6. Poland’s current account deficit amounted to U.S.$11.1 billion in 2014, and to U.S.$0.9 billion in 2015 (based on preliminary data).  The trade deficit (goods) measured by balance of payments statistics, amounted to U.S.$0.5 billion in 2013, to U.S.$4.3 billion in 2014 and the trade surplus amounted to U.S.$2.9 billion in 2015 (based on preliminary data).  The main driver of the overall negative external balance was a negative primary income balance.  The current account deficit was fully covered by long-term capital (mainly inflows of EU structural funds).

Direct investments are presented in the balance of payments according to the asset/liability principle.  In 2013, the balance of transactions on the liabilities side of direct investment was positive and amounted to U.S.$0.8 billion.  A positive balance was also recorded in 2014 and amounted to U.S.$17.3 billion.  In 2015, inflows of capital in the amount of U.S.$7.3 billion were recorded in the balance of payments (based on preliminary data).  Preliminary data indicates that during this period, the surplus in the balance of direct investment resulted from a positive balance of transactions involving equity and investment fund shares amounting to U.S.$6.4 billion. The balance of debt instruments was also positive for this period, amounting to U.S.$0.9 billion (according to preliminary data).

The following table sets out Poland’s balance of payments and related statistics for the years indicated. This table hereby amends and supersedes the corresponding table on page 26 of the accompanying Prospectus.

	2011	2012	2013	2014	2015 *
	(U.S.$ millions)
Current Account	(27,357)	(18,605)	(6,744)	(11,125)	(868)
Balance on Goods	(18,559)	(10,495)	(453)	(4,291)	2,906
Goods: exports f.o.b.	184,420	181,259	198,107	210,628	190,538
Goods: imports f.o.b.	202,979	191,754	198,560	214,919	187,632
Balance on Services	7,225	7,716	10,145	11,401	10,983
Services: Credit	40,930	41,024	44,629	48,112	43,476
Services: Debit	33,705	33,308	34,484	36,711	32,493
Balance on Primary Income	(17,139)	(15,626)	(15,896)	(17,661)	(13,762)
Primary income: Credit	14,287	14,968	15,263	15,191	12,167
Primary income: Debit	31,426	30,594	31,159	32,852	25,929
Balance on Secondary Income	1,116	(20)	(540)	(574)	(995)
Secondary Income: Credit	8,442	7,819	8,028	7,884	6,293
Secondary Income: Debit	7,326	8,019	8,568	8,458	7,288
Capital Account	10,016	10,958	11,964	13,305	7,772
Capital account: Credit	11,795	11,618	12,620	14,340	8,248
Capital account: Debit	1,779	660	656	1,035	476
Financial Account	(27,475)	(11,475)	(6,017)	(4,545)	3,509
Direct investment assets	4,815	1,327	(3,411)	6,191	171
Direct investment liabilities	18,485	7,358	795	17,275	7,266
Portfolio investment assets	(845)	445	2,162	5,823	7,261
Equity securities	(681)	567	1,185	2,595	6,380
Debt securities	(164)	(122)	977	3,228	881
Portfolio investment liabilities	16,539	20,100	2,399	3,940	2,256
Equity securities	3,078	3,613	2,648	3,290	(1,406)
Debt securities	13,461	16,487	(249)	650	3,662
Other investment assets	3,758	2,125	1,559	4,478	2,438
Monetary authorities	2	0	1	2	1
Central and local government	76	319	58	(5)	26
MFI (excluding Central Bank)	2,216	112	(1,001)	859	206
Other sectors	1,464	1,694	2,501	3,622	2,205
Other investment liabilities	6,630	(3,615)	3,368	079	(2,895)
Monetary authorities	(1,615)	371	1,888	(1,480)	(16)
Central and local government	2,696	1,829	2,843	2,491	(28)
MFI (excluding Central Bank)	(100)	(4,763)	192	1,279	(1,968)
Other sectors	5,649	(1,052)	(1,555)	(2,211)	(883)
Financial derivatives	168	(2,732)	(710)	(59)	(920)
Official Reserve Assets	6,283	11,203	945	316	1,186
Net errors and omissions	(10,134)	(3,828)	(11,237)	(6,725)	(3,395)
___________
Notes: (*) Preliminary data.
Source:  NBP

Foreign Direct Investment

Foreign direct investment (“FDI”) is presented according to the extended directional principle. FDI comprises transactions involving shares in direct investment entities (including purchase of such shares), reinvestment of earnings and a balance of debt instruments transactions.

The inflow of FDI to Poland is calculated based on data reported by companies and by banks.  Since 2013, the annual FDI figures are calculated according to the OECD Benchmark Definition of Foreign Direct Investment – 4th edition. Historical data has also been recompiled according to the new OECD Benchmark Definition.  The following table sets out the inflow of FDI to Poland for the periods indicated. This table hereby amends and supersedes the corresponding table on page 27 of the accompanying Prospectus.

	Components of FDI Inflow
	Equity capital	Reinvested earnings	Other capital	Total (net)
	(U.S.$ millions)
Year
2010	4,169	7,444	1,181	12,794
2011	2,061	7,279	8,914	18,255
2012	(1,482)	5,605	2,996	7,119
2013	(7,280)	4,661	5,352	2,734
2014	2,191	8,010	1,729	11,930
___________
Source:  NBP

In 2014, the value of net FDI inflow amounted to U.S.$11.9 billion.  In the same year, the net inflow from EU countries amounted to U.S.$12.9 billion, with the most significant investment coming from Luxemburg and the Netherlands, and the net outflow to countries outside the EU amounted to U.S.$1.0 billion, with the most significant outflows going to the United

States and Switzerland. The following table sets out the inflow of FDI to Poland from selected countries in 2014. This table hereby amends and supersedes the corresponding table on page 27 of the accompanying Prospectus.

	Components of FDI Inflow
	Equity capital	Reinvested earnings	Other capital	Total (net)
	(U.S.$ millions)
Country
Total World	2,191	8,010	1,729	11,930
of which:
EU	-2,633	7,386	2,876	12,895
of which:
Luxembourg	1,814	581	2,665	5,060
Germany	(1,106)	1,946	(1.9)	836
Ireland	(22)	12	377	367
Italy	(65)	424	(122)	238
Netherlands	2,448	1,813	330	4,591
Portugal	55	88	(119)	24
United Kingdom	(1,250)	524	(173)	(899)
Austria	(1,421)	302	(75)	(1,193)
Switzerland	(403)	240	(300)	(463)
United States	(5)	169	(974)	(810)
___________
Source:  NBP

In 2014, the most significant inflow of investments was in the manufacturing sector, which amounted to U.S.$3.6 billion, while mining and quarrying suffered significant investment outflows (U.S.$0.5 billion).  The following table sets out the inflow of FDI to Poland in selected sectors in 2014. This table hereby amends and supersedes the corresponding table on page 28 of the accompanying Prospectus.

	Components of FDI Inflow
	Equity capital	Reinvested earnings	Other capital	Total (net)
	(U.S.$ millions)
Economic activity
Agriculture, forestry and fishing	12	43	35	90
Mining and quarrying	103	(288)	(357)	(542)
Manufacturing	310	4,240	(953)	3,597
Financial and insurance activities	(548)	1,322	(810)	(35)
Real estate activities	668	159	1,144	1,971
Professional, scientific and technical activities	1,130	544	496	2,170
Administrative and support service activities	(62)	194	276	408
Education	0	1	0	1
Human health and social work activities	33	(3)	33	63
Arts, entertainment and recreation	44	(12)	45	77
Other service activities	0	6	(19)	(13)
Total	2,191	8,010	1,729	11,930
___________
Source: NBP

The following table sets out the impact of transactions of SPEs on FDI inflow to Poland for the periods indicated. This table hereby amends and supersedes the corresponding table on page 28 of the accompanying Prospectus.

	SPEs in FDI Inflow
	Transactions of SPEs	FDI inflow (excluding transactions of SPEs)	FDI inflow (including transactions of SPEs)
	(U.S.$ millions)
Year
2010	3.905	14,490	18,395
2011	2,366	16,119	18,485
2012	(6,419)	13,777	7,358
2013	(7,245)	8,040	795
2014	(99)	17,374	17,275
___________
Source:  NBP

Inflow of FDI in 2014 was mainly attributable to: (i) reinvested earnings amounting to U.S.$8.0 billion; (ii) net inflow of capital against debt instruments (other capital) of U.S.$1.7 billion; and (iii) net inflow of equity from direct investment entities (defined as entities resident in Poland but whose direct owner is resident in another country) of U.S.$2.2 billion.

Portfolio Investment Liabilities

As of the end of September 2015, Poland’s portfolio investment liabilities totaled U.S.$154.9 billion. Foreign portfolio investment holdings amounted to U.S.$118.3 billion of Polish debt securities and U.S.$36.6 billion of Polish equity securities.

Foreign Trade

Exports accounted for 40.5 percent of GDP in 2010, 42.5 percent in 2011, 44.4 percent in 2012, 46.3 percent in 2013, 47.5 percent in 2014 and 50.1 percent in the first three quarters of 2015. Imports accounted for 42.3 percent in 2010, 44.5 percent in 2011, 44.9 percent in 2012, 44.4 percent in 2013, 46.2 percent in 2014 and 47.3 percent in the first three quarters of 2015.

Focus of Trade

As the economic transformation in Poland has progressed, the focus of trade has shifted from Central and Eastern European countries towards EU countries. In 2014, trade with EU countries accounted for 77.5 percent of exports and 59.0 percent of imports. Germany is Poland's largest trading partner, accounting for 26.3 percent of exports and 22.0 percent of imports in 2014. Trade with other EU countries accounted for 44.8 percent of exports and 34.0 percent of imports in 2014. According to preliminary data, in 2015, the EU remained Poland's key trading partner, accounting for 79.3 percent of exports and 59.7 percent of imports, while exports to and imports from Russia and Other Central and Eastern European countries continued to decrease in 2015, accounting for 2.9 and 2.4 percent of exports and 7.4 and 1.3 percent of imports, respectively, down from 4.2 and 3.1 percent of exports and 10.3 and 1.5 percent of imports, respectively, in 2014.

The following table sets out, on a percentage basis, the geographic distribution of Poland’s exports and imports for the years indicated. This table hereby amends and supersedes the corresponding table on page 29 of the accompanying Prospectus.

	2011		2012		2013		2014		2015*
	Export	Import	Export	Import	Export	Import	Export	Import	Export		Import
Developed Countries:
Germany	26.1	22.3	25.1	21.3	25.1	21.7	26.3	22.0	27.1		22.9
United Kingdom	6.4	2.6	6.8	2.4	6.5	2.6	6.4	2.6	6.8		2.7
Other EU countries	45.5	34.7	44.2	33.8	43.4	34.2	44.8	34.4	45.4		34.2
Other developed countries	6.3	7.1	6.2	7.1	6.9	7.5	6.6	6.9	6.4		6.9
Total developed countries	84.3	66.7	82.3	64.6	81.9	66.0	84.1	65.9	85.7		66.6
Central and Eastern Europe:
CEFTA(1)	0.7	0.2	0.7	0.2	0.6	0.2	0.7	0.2	0.6	(3)	0.2	(3)
Russia	4.5	12.1	5.3	14.0	5.3	12.1	4.2	10.3	2.9		7.4
Other Central and Eastern Europe(2)	3.8	2.0	4.3	1.9	4.1	1.5	3.1	1.5	2.4		1.3
Total Central and Eastern Europe	8.3	14.1	9.6	15.9	9.4	13.6	7.3	11.8	5.3		8.7
Developing countries	7.4	19.2	8.1	19.5	8.7	20.4	8.6	22.3	9.0		24.7
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0		100.0
___________
Notes:  (*) Preliminary data.
(1)
From May 1, 2007 to July 2013, CEFTA comprised Albania, Bosnia and Herzegovina, Croatia, Macedonia, Moldova, Montenegro, Serbia and Kosovo. Since July 1, 2013, CEFTA no longer includes Croatia due to Croatia’s accession to the EU.

(2)	“Other Central and Eastern Europe” comprises Albania, Belarus, Moldova and Ukraine.
(3)	Data for eleven months ended November 30, 2015.
Source:  Central Statistical Office

Composition of Trade

Poland’s external trade is dominated by intra-industry trade (exports and imports of commodities in the same industry or production group in a given time). According to preliminary data, the most significant export items in the first 11 months of 2015 were machinery and transport equipment (especially, cars, vehicles, ships, boats, parts and accessories to motor vehicles), manufactured goods and miscellaneous manufactured articles (including other consumer goods). The most significant imported items were similar to those which dominated Poland’s exports, with chemicals and related products playing a relatively more important role than that of exports. Imports consisted mostly of manufactured goods.

The following table sets out the composition of Poland’s exports (based on customs data and the Standard International Trade Classification) for the periods indicated. This table hereby amends and supersedes the corresponding table on page 30 of the accompanying Prospectus.

	2011		2012		2013		2014		Eleven months ended November 30, 2015*
	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)
Natural Resource-Based Goods:
Food and Live Animals.	17,653	9.3	19,352	10.5	22,606	11.0	24,125	10.8	19,583	10.6
Beverages and Tobacco.	2,386	1.3	2,458	1.3	2,750	1.3	3,457	1.6	3,031	1.6
Non-Food Raw Materials (excluding fuel)	4,488	2.4	4,362	2.4	5,115	2.5	5,414	2.4	4,221	2.3
Mineral Fuels, Lubricants and Related Materials	9,232	4.8	9,064	4.9	9,609	4.7	9,139	4.1	6,040	3.3
Animal and Vegetable Oils	378	0.2	426	0.2	640	0.3	663	0.3	507	0.3
Subtotal	34,137	18.0	35,662	19.3	40,720	19.8	42,798	19.2	33,382	18.1
Manufactured Goods: Chemicals and Related Products	17,005	8.9	16,793	9.1	18,947	9.2	20,230	9.1	16,222	8.8
Manufactured Goods Classified Chiefly by Material	40,566	21.3	38,969	21.1	41,598	20.2	43,837	19.7	35,094	19.1
Machinery and Transport Equipment	73,966	38.8	69,062	37.4	77,558	37.6	84,075	37.8	70,803	38.5
Miscellaneous:
Manufactured Articles.	24,262	12.8	23,368	12.7	26,756	13.0	31,029	14.0	28,088	15.3
Non-Classified	312	0.2	807	0.4	559	0.3	370	0.2	296	0.2
Subtotal	156,111	82.0	148,999	80.7	165,418	80.2	179,541	80.8	150,503	81.9
Total	190,248	100.0	184,968	100.0	206,138	100.0	222,339	100.0	183,885	100.0
___________
Notes: (*)   Preliminary data.
Source:  Yearbook of Foreign Trade Statistics, Central Statistical Office

The following table sets out the composition of Poland’s imports (based on customs data and the Standard International Trade Classification) for the periods indicated. This table hereby amends and supersedes the corresponding table on page 30 of the accompanying Prospectus.

	2011		2012		2013		2014		Eleven months ended November 30, 2015*
	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)
Natural Resource-Based Goods:
Food and Live Animals	11,641	6.5	13,810	6.5	13,806	7.0	15,333	7.3	16,375	7.3
Beverages and Tobacco	1,108	0.6	1,246	0.6	1,222	0.6	1,332	0.6	1,450	0.6
Non-Food Raw Materials (excluding fuel)	5,414	3.0	7,351	3.5	6,861	3.5	6,930	3.3	7,267	3.2
Mineral Fuels, Lubricants and Related Materials	19,020	10.7	26,779	12.6	26,268	13.2	24,026	11.5	23,714	10.5
Animal and Vegetable Oils	571	0.3	930	0.4	892	0.4	867	0.4	880	0.4
Subtotal	37,754	21.1	50,116	23.6	49,049	24.7	48,488	23.2	49,686	22.0
Manufactured Goods:
Chemicals and Related Products	25,386	14.3	30,139	14.2	27,553	13.9	29,895	14.3	32,499	14.4
Manufactured Goods Classified
Chiefly by Material	31,722	17.8	38,667	18.3	34,395	17.3	36,216	17.3	39,633	17.5
Machinery and Transport Equipment	61,103	34.3	67,389	31.7	63,747	32.1	69,998	33.5	76,266	33.8
Miscellaneous	18,253	10.3	20,824	9.8	18,001	9.1	19,025	9.1	23,651	10.5
Manufactured Articles
Non-Classified	3,845	2.2	5,194	2.4	5,717	2.9	5,158	2.5	4,163	1.8
Subtotal	140,309	78.9	162,213	76.4	149,413	75.3	160,292	76.8	176,212	78.0
Total	178,063	100.0	212,331	100.0	198,462	100.0	208,780	100.0	225,898	100.0
___________
Notes: (*)   Preliminary data.
Source:  Yearbook of Foreign Trade Statistics, Central Statistical Office

Trade Policy

On January 1, 2016, the Commission Implementing Regulation (EU) No. 2015/1754 of October 6, 2015 amending Annex I to Council Regulation (EEC) No. 2658/87 on the tariff and statistical nomenclature and on the Common Customs Tariff (OJ L 285 of 30.10.2015) came into force.

Official Reserves

In 2015, Poland’s official reserves (calculated on a U.S. dollar-equivalent basis) decreased by U.S.$5.5 billion and, as of December 31, 2015, amounted to U.S.$94.9 billion. This decrease in valuation was partly due to the relative strength of the U.S. dollar against other currencies in which a significant proportion of Poland’s official reserves are held, particularly the euro.

The following table sets out certain information in U.S. dollar equivalents regarding Poland’s official reserve assets at the end of the years indicated. This table hereby amends and supersedes the corresponding table on page 31 of the accompanying Prospectus.

	Official Reserve Assets(1) Excluding Monetary Gold	Official Reserve Assets of Monetary Gold	Total Official Reserve Assets	Months of Import Coverage(2) in Total Official Reserves Assets
	(U.S.$ millions)
2011	92,656.1	5,209.9	97,866.0	5.8
2012	103,408.6	5,506.0	108,914.6	6.8
2013	102,243.8	3,975.7	106,219.2	6.4
2014	96,469.6	3,968.6	100,438.2	5.6
2015	91,405.8	3,515.3	94,921.1	N/A	(3)
___________
Notes:
(1)	Including Poland’s reserve position in IMF.
(2)	Based on average imports of goods.
(3)	Data not yet available.
Source:  NBP

Exchange Rate Policy

The following table sets out the official NBP exchange rate between the złoty and the U.S. dollar for the periods indicated. This table hereby amends and supersedes the corresponding table on page 32 of the accompanying Prospectus.

	2011	2012	2013	2014	2015	Month ended January 31, 2016
	(PLN per U.S.$)
End of period	3.4174	3.0996	3.0120	3.5072	3.9011	4.0723
Average	2.9634	3.2570	3.1608	3.1551	3.7701	4.0397
___________
Source:  NBP

The following table sets out the official NBP exchange rate between the złoty and the euro for the periods indicated. This table hereby amends and supersedes the corresponding table on page 32 of the accompanying Prospectus.

	2011	2012	2013	2014	2015	Month ended January 31, 2016
	(PLN per EUR)
End of period	4.4168	4.0882	4.1472	4.2623	4.2615	4.4405
Average	4.1198	4.1850	4.1975	4.1852	4.1839	4.3935
___________
Source:  NBP

Polish Banking System

As of September 30, 2015, there were 38 commercial banks (10 with majority Polish ownership and 28 with majority foreign ownership), 562 cooperative banks and 28 branches of foreign credit institutions operating in Poland. The sector was dominated by commercial banks, which collectively held 93.2 percent of the total assets of the sector as of September 30, 2015. At the same time, 61.1 percent of the banking sector’s assets were held by foreign controlled banks (including branches of credit institutions). Four domestic banks performed services abroad either through a subsidiary or a branch. The share of the five largest banks of the total assets of the sector amounted to 48.5 percent.

The Polish banking sector remains stable and well-capitalized. Since the onset of the global financial crisis in 2008, no Polish bank has required recapitalization with public funds. The capacity of Polish banks to absorb losses has steadily risen since 2008 as a result of capital increases through share issuances and the retention of profits. The average capital adequacy ratio increased from 11.1 percent in December 2008 to 15.6 percent in September 2015, and the average Tier 1 and CET1 ratios currently stood at 14.3 percent as of September 30, 2015. Most banks use the PFSA’s standardized method to calculate capital requirements which gives more conservative risk weights resulting in a better ability to absorb shock than banks with the same capital adequacy ratios using the IRB method with lower risk weights.

The Polish banking sector is characterized by a low level of financial leverage, which supports a positive assessment of its capital position. The traditional leverage (assets to equity) ratio for Polish banks was, as of September 30, 2015, approximately 9.5 (compared to 13.3 in the EU, as of June 30, 2015), while the leverage ratio computed in accordance with the CRD IV/CRR methodology stood at 8.6 percent, as of September 30, 2015. In October 2015, the PFSA issued individual capital add-on orders to banks with significant exposures to risks from foreign currency housing loans. The PFSA also recommended that from January 1, 2016, all banks maintain capital ratios of at least 10.25 percent for Tier 1 capital (the previous recommendation was 9 percent) and a total capital ratio of at least 13.25 percent (previously 12 percent). Poland’s banks also voluntarily participate in the stress tests conducted by the European Banking Authority, the next set of which are expected to be concluded by the third quarter of 2016.

The liquidity of the banking sector is currently favorable. Polish banks have been further increasing the share of local sources in their funding structure. Non-financial sector deposits are the main source of financing for Polish banks. Despite historically low interest rates, the growth rate of deposits remains high (approximately 11 percent year-on-year as of November 30, 2015) which has supported the constant reduction of the funding gap (6.7 percent in September 2015, compared to 8.7 percent in the same period of 2014).

Poland has not experienced a credit crunch following the global financial crisis. In recent years, the growth rate of lending to non-financial customers (5.01 percent year-on-year as of December 31, 2015) has been close to the nominal GDP growth rate.

•
The highest growth rate was for lending to corporates (reaching 7.9 percent year-on-year as of December 31, 2015), mainly due to a strong rebound in investment loans. Apart from stable GDP growth and record low interest rates, loan demand was supported by the governmental guarantee program “De Minimis” (which, as of December 31, 2015, had benefited 100,155 small- and medium-sized enterprises).

•
Housing loans grew by 2.6 percent as of December 31, 2015, comprised of 11.0 percent growth in złoty-denominated housing loans and of a 6.5 percent reduction in foreign currency-denominated housing loans. Since 2012, banks have limited the supply of foreign currency-denominated housing loans, both due to elevated risk aversion and recommendations issued by the PFSA. As a consequence, the vast majority of new housing loans are denominated in PLN. However, as of September 30, 2015, CHF-denominated housing loans still represented 36.9 percent of all outstanding housing loans on banks’ balance sheets, or 14.5 percent of all loans to the non-financial sector. In accordance with recommendations made by the Financial Stability Committee on January 20, 2015, Polish banks have voluntarily committed to take actions to limit the additional burden imposed on borrowers of CHF-denominated loans due to the high appreciation of the CHF. For example, banks have narrowed down foreign exchange spreads, passed on the concurrent interest rate cut by the SNB and reduced collateral requirements.  See also “-New Government Policies and Legislative Agenda-Conversion of CHF Mortgages into PLN”.

•
The annual growth rate of consumer loans, which was negative from 2011 to mid-2013, has since turned positive and reached 6.5 percent as of December 31, 2015. This reversal can be attributed, among other factors, to the implementation of Recommendation T on good practices with regard to risk management of retail credit exposures, as a result of which, banks significantly eased their lending policies in the consumer loans segment.

Banking sector profitability has generally been relatively healthy despite the 12 percent drop in net earnings in 2015. During the nine months ended September 30, 2015, return on assets for the Polish banking sector amounted to 0.92 percent and Tier 1 return on equity amounted to 10.0 percent. The quality of non-financial sector loans and of cost of credit risk have been improving, and as of September 30, 2015, the NPL ratio was 7.9 percent. The mortgage portfolio outperformed the average for the entire loan portfolio due to the impaired loan ratio for mortgage loans, which amounted to 3.2 percent. Despite the fact that the lower interest rate environment, the reduction of interchange fees, the implementation of Recommendation U and the higher contributions to the BGF have been pressuring the profitability of the banks, it has remained solid in recent years. However, it is expected that banks will face new financial burdens starting in 2016, including costs associated with the conversion of CHF-denominated housing loans and the new asset tax on financial institutions. See “-Government New Policies and Legislative Agenda-Tax on Financial Institutions” and “-New Government Policies and Legislative Agenda-Conversion of CHF Mortgages into PLN”.

The Financial Stability Committee

The Financial Stability Committee is the body responsible for macroprudential supervision in Poland. It was created in accordance with the recommendations of the European Systemic Risk Board by the Act on Macroprudential Supervision over the Financial System and Crisis Management in the Financial System, which entered into force on November 1, 2015. See “-New Government Policies and Legislative Agenda-New Macroprudential Supervisory Framework and Bank Resolution Mechanism”.

Monetary and Financial System

Monetary Policy

Since the introduction of the medium-term target of 2.5 percent, the average CPI inflation in Poland has been 2.3 percent. Similar to many other European countries, inflation in 2015 was negative and stood at -0.9 percent. Deflation started in Poland in July 2014. In its early stages, it was caused mainly by food prices, while more recently it has been caused mainly

_______________
1  All lending growth numbers were adjusted for the impact of exchange rate variations.

by decreasing oil prices. According to the NBP’s November 2015 Inflation Report, CPI inflation is expected to remain below the 2.5 percent target in the coming years.

Money Supply

In 2015, the annual growth rate of broad money supply was 9.1 percent in nominal terms, or 9.6 percent in real terms.

The following table sets out data on monetary aggregates for the years indicated. This table hereby amends and supersedes the corresponding table on page 37 of the accompanying Prospectus.

	2011	2012	2013	2014	2015
Cash in circulation	101,848.6	102,470.5	114,403.2	130,024.3	149,686.4
Demand deposits	366,204.0	382,342.5	441,432.1	476,268.6	542,407.7
Narrow Money (M1)	468,052.6	484,813.0	555,835.3	606,292.9	692,094.1
Time deposits	395,679.6	415,511.9	404,507.4	438,276.6	453,571.9
Deposits redeemable at notice up to three months	13.4	11.8	2.2	1.8	1.3
Repurchase agreements	9,575.7	13,047.2	12,277.5	10,350.3	7,267.1
Debt securities with maturity below two years	7,850.4	8,028.4	6,285.8	4,264.0	2,466.7
Broad Money (M3)	881,496.3	921,412.5	978,908.2	1,059,185.6	1,155,401.0
Annual Changes (%)
Broad Money (nominal)	12.5	4.5	6.2	8.2	9.1
Broad Money (CPI deflated)	7.5	2.1	5.5	9.3	9.6
___________
Source:  NBP

Bank Regulation

In November 2015, the BGF became responsible for additional measures to support restructuring processes of endangered banks, including takeovers, liquidating banks or businesses, or taking over assets from such banks.

In 2014 and 2015, the BGF repaid depositors of two failed SKOKs. The aggregate amount of the repayments exceeded PLN3 billion.

In 2015, the BGF disbursed PLN2.0 billion of covered deposits to customers of one failed cooperative bank. The depositors were compensated by the BGF from the Guaranteed Deposit Protection Fund (banks’ irrevocable payment commitments), which is recorded on the balance sheets of all banks as State Treasury securities or NBP bills. Additionally, the BGF disbursed PLN35.0 million of covered deposits from its own funds to depositors of the failed cooperative bank.

In 2015, the BGF provided a total of PLN380.8 million in subsidies to two banks that took over two failing credit unions. The BGF also provided these banks with guarantees covering any losses resulting from the takeover. Additionally, a third failing credit union was taken over by another credit union.

As of the first quarter of 2016, the BGF is in the process of repaying depositors of another failed credit union; the BGF currently expects to pay over PLN184 million to such depositors.

Due to the above described events and potential risks relating to banking and credit union sectors identified by the Council of the BGF, annual contributions to the BGF in 2015 and 2016 were increased for all entities in the banking and credit union sectors under the mandatory deposit guarantee scheme. In 2015, banks and credit unions paid approximately PLN2.3 billion in contributions to the BGF, compared to PLN1.22 billion in 2014. The BGF expects the amount of contributions by such entities in 2016 to be similar to the amount recorded in 2015.

See “-New Government Policies and Legislative Agenda-New Macroprudential Supervisory Framework and Bank Resolution Mechanism”.

Credit Unions

Credit unions constitute a relatively small part of the Polish financial system, and as of September 2015, the ratio of assets of the 49 credit unions operating in Poland in relation to the total assets of the banking sector stood at approximately 0.8 percent.

See “-Bank Regulation” and “-New Government Policies and Legislative Agenda-New Macroprudential Supervisory Framework and Bank Resolution Mechanism”.

Capital Markets

Warsaw Stock Exchange

The following table sets forth selected indicators relating to the equity component of the Warsaw Stock Exchange (“WSE”) main market (unless otherwise indicated) as of the end of the periods indicated. This table hereby amends and supersedes the corresponding table on page 42 of the accompanying Prospectus.

	2011	2012	2013	2014	2015
Market capitalization(1)
(in PLN millions)	642,863	734,047	840,780	1,252,958	1,082,862
(in U.S.$ millions)	188,115	237,556	278,404	352,946	254,193
(% of GDP)	42	46	51	77	-
Turnover in PLN millions(2)	268,139	202,880	256,147	232,864	225,287
WIG index	37,595	47,461	51,284	51,416	46,467
Average P/E ratio	12.5	11.7	15.8	29.9	18.3
Dividend Yield	2.9	3.9	3.6	3.1	2.3
Listed companies
Main Market	426	438	450	471	487
NewConnect	351	429	445	431	418
__________
Notes:
(1)	Includes domestic and foreign companies.
(2)	One-sided (single counted) turnover including session and off-session (block transactions) of shares.
Source:  Ministry of Finance, NBP, WSE

As of January 31, 2016, there were 57 members of the WSE (29 local members and 28 foreign members) and a total of 68 investment firms were conducting activities under Polish law, 14 of which were banks conducting brokerage activities and 54 of which were independent entities.  In January 2016, there were 2,907 licensed brokers of securities, 383 commodities brokers and 539 licensed investment advisors.

Investment Funds

As of January 22, 2016, the PFSA had granted permits to 61 fund management companies that manage 926 investment funds.  The value of assets managed by Polish investment funds as of December 31, 2015 was PLN252.2 billion (U.S.$64.9 billion).

Pension Funds

By the end of 2015, the relevant supervisory authority had granted permits to 12 fund management companies managing 12 open pension funds.  The value of the assets managed by Polish open pension funds as of December 31, 2015 was PLN140.5 billion (U.S.$36.0 billion).

Treasury Securities

The following table sets forth certain information with respect to the sale of State Treasury securities on the domestic market for the periods indicated. This table hereby amends and supersedes the corresponding table on page 43 of the accompanying Prospectus.

	Q1 2015	Q2 2015	Q3 2015	Q4 2015	2015
	(nominal amount, PLN billions)
Gross sales of treasury securities
Treasury bonds	33.7	22.3	23.9	30.4	110.3
Treasury bills	0	0	0	0	0
Total	33.7	22.3	23.9	30.4	110.3
Net sales of treasury securities
Treasury bonds	21.1	5.1	15.7	(10.0)	32.0
Treasury bills	0	0	0	0	0
Total	21.1	5.1	15.7	(10.0)	32.0
_______________
Source: Ministry of Finance

Trading in State Treasury bonds is conducted on three secondary markets: the non-regulated over-the-counter market, the Treasury BondSpot Poland electronic platform and on regulated markets of the WSE.  In 2015, trading in State Treasury bonds occurred primarily on the non-regulated over-the-counter market (93.99 percent of total trading volume), while the respective shares of the Treasury BondSpot Poland electronic platform and the WSE of total State Treasury bond trading volume amounted to 6.00 percent and 0.01 percent, respectively.

As of November 30, 2015, the main holders of State Treasury debt were foreign investors with PLN485.3 billion (representing 58.0 percent), the domestic banking sector with PLN180.5 billion (representing 21.6 percent) and domestic institutional investors (non-banking sector) with PLN171.1 billion (representing 20.4 percent).

The average time to maturity (“ATM”) of domestic debt increased from 4.19 years on December 31, 2014 to 4.30 on November 30, 2015. ATM of total debt has remained, in recent years, at a safe level above 5 years. Over the same period, the average time to re-fixing (“ATR”) and duration of interest rate for domestic debt increased from 3.17 and 2.93 years, respectively, to 3.27 and 2.99 years. The level of interest rate risk for foreign debt is in line with the cost minimization objective.

The following table sets out the ATM, ATR and duration of State Treasury debt as of the dates indicated. This table hereby amends and supersedes the corresponding table on page 44 of the accompanying Prospectus.

	As of December 31,				As of November 30,
	2011	2012	2013	2014	2015
	(years)
ATM
Domestic debt	4.25	4.47	4.49	4.19	4.30
Foreign debt	7.77	7.63	7.19	7.08	6.95
Total	5.40	5.49	5.33	5.24	5.26
ATR
Domestic debt	3.25	3.29	3.28	3.17	3.27
Foreign debt	6.55	6.40	5.69	5.38	5.06
Total	4.33	4.30	4.03	3.98	3.92
Duration (1)
Domestic debt	2.80	3.01	3.00	2.93	2.99
Foreign debt	4.96	5.37	4.77	4.79	4.55
Total	3.52	3.81	3.59	3.63	3.58
_______________
Note:
(1)	Excludes inflation-linked bonds
Source:  Ministry of Finance

Insurance Market

As of September 30, 2015, the total assets of Poland’s insurance companies amounted to approximately PLN181.24 billion, while the assets of the life insurance sector amounted to approximately PLN105.78 billion.  The assets of the non-life insurance sector were PLN75.46 billion as of September 30, 2015.  Investments of insurance companies were primarily held in debt securities and other fixed income securities (36.75 percent), followed by shares, participating interests and other variable yield securities, units and investment certificates in investment funds (14.77 percent), shares or participating interests in subordinated undertakings (6.19 percent) and deposits with credit institutions (4.60 percent). Approximately 34.70 percent of the total investments of insurance companies were net assets for life insurance where the investment risk is borne by the policyholder.

According to PFSA data, as of September 30, 2015, the largest market share, by gross premiums written, was held by PZU S.A. (15.30 percent), followed by PZU Życie S.A. (14.85 percent), TUiR Warta S.A. (6.90 percent) and STU Ergo Hestia S.A. (6.68 percent).  As of September 30, 2015, 42 insurance companies were controlled by foreign investors (compared to 39 as of December 31, 2014, and 41 as of December 31, 2013).

As of September 30, 2015, FDI in the insurance market reached PLN3.91 billion, compared to PLN3.88 billion as of December 31, 2014, and PLN4.29 billion as of December 31, 2013.  Foreign capital accounted for 70.15 percent of the total equity capital of insurance companies in Poland, compared to 68.88 percent on December 31, 2014 and 74.19 percent on December 31, 2013.  As of September 30, 2015, there were 58 licensed insurance companies operating in Poland, of which 27 were life insurance companies and 31 were non-life insurance companies (including one reinsurance company).

Public Finance

In 2014, the general government deficit decreased to 3.3 percent of GDP, resulting in Poland’s exit from the EDP. See “-International Relations and Regional Arrangements-Regional Arrangements-2015 Convergence Program Update and Exit from the Excessive Deficit Procedure”. The general government deficit is expected to further decrease to 2.9 percent in 2015.

General Government Balance

The following table sets out the general government balance (calculated pursuant to ESA 2010) for the years indicated. This table hereby amends and supersedes the corresponding table on page 46 of the accompanying Prospectus.

	2011	2012	2013	2014
	(as a % of GDP)
General government balance	(4.9)	(3.7)	(4.0)	(3.3)
Central government	(4.0)	(3.6)	(3.6)	(2.1)
Local government	(0.7)	(0.3)	(0.2)	(0.2)
Social security funds	(0.1)	0.2	(0.3)	(1.0)

	2011	2012	2013	2014
	(PLN millions)
General government balance	(75,995)	(60,107)	(66,572)	(56,767)
Central government	(62,927)	(59,094)	(59,127)	(36,772)
Local government	(11,720)	(4,473)	(2,816)	(3,058)
Social security funds	(1,348)	3,460	(4,629)	(16,937)
___________
Source:  Central Statistical Office

The following table sets out State budget revenues and expenditures using the Polish methodology for the years indicated. This table hereby amends and supersedes the corresponding table on page 46 of the accompanying Prospectus.

	2012	2013	2014	2015(1)	2016(2)
	(PLN billions, except as otherwise indicated)
Total revenue	287.6	279.2	283.5	286.7	313.8
Total expenditure	318.0	321.3	312.5	336.7	368.5
Balance	(30.4)	(42.1)	(29.0)	(50.0)	(54.7)
GDP(2)	1629.0	1,656.3	1,719.1	1,796.5	1,888.3

	2012	2013	2014	2015(1)	2016(2)
	(as a % of GDP)
Total revenue	17.7	16.9	16.5	16.0	16.6
Total expenditure	19.5	19.4	18.2	18.7	19.5
Balance	(1.8)	(2.5)	(1.7)	(2.7)	(2.9)
___________
Notes:
(1)	The Budget Act for 2015 forecasts
(2)	The Budget Act for 2016 forecasts
(3)	GDP figures calculated according to ESA 95
Source:  Ministry of Finance, Central Statistical Office

The State Budget

The Budget Act for 2016

The Budget Act for 2016 envisions a state budget deficit of PLN54.7 billion, with state budget revenue estimated to reach PLN313.8 billion and state budget expenditures estimated to reach PLN368.5 billion. The Budget Act for 2016 projects real GDP growth of 3.8 percent in 2016.  The Budget Act for 2016 also foresees wage increases in most units of the public sector and implementation of the “Family 500+” program which, subject to certain conditions, will give a family PLN500 for each eligible child.  See “-New Government Policies and Legislative Agenda-Social Spending Measures”.

Amendments to the Stabilizing Expenditure Rule

The Stabilizing Expenditure Rule (the “SER”) is a mechanism which sets the limit of the annual expenses for the State budget. The mechanism was introduced in 2013. The SER limited the growth of government and local government expenses to an average GDP growth rate. According to the SER, in the event of excessive public finance imbalances, the expenditure growth would be automatically corrected. The SER was amended by the new Government at the end of 2015, resulting in the expenses limit for 2016 being increased by the amount of PLN5.7 billion. The amendments to the SER involved (i) the replacement of actual CPI inflation (and forecasts thereof) with the MPC’s CPI inflation target of 2.5 percent, and (ii) the introduction of the ability to increase the expenses limit with positive one-offs with a value of more than 0.03% of GDP (such as revenues of PLN9.2 billion from the sale of digital spectrum licenses in 2015, reflected in the Budget Act for 2016).

The following table sets out State revenues in nominal terms and as a percentage of GDP for the years indicated. This table hereby amends and supersedes the corresponding table on pages 48-49 of the accompanying Prospectus.

	2012	2013	2014	2015(1)	2016(2)
	(PLN millions)
Nominal Revenues
Tax Revenue	248,274.6	241,650.9	254,780.9	257,591.0	276,140.0
VAT and other Indirect taxes	181,892.2	175,368.6	187,067.4	185,503.0	194,149.0
Corporate Income Tax	25,145.7	23,075.3	23,266.2	25,610.0	25,067.0
Personal Income Tax	39,809.4	41,290.5	43,022.0	45,028.0	46,894.0
Non-tax Revenue	37,143.2	35,975.9	27,231.9	27,561.1	35,931.0
Dividends	8,208.0	7,052.9	4,213.5	6,158.3	4,799.7
Transfers from the NBP	8,205.3	5,264.0	-	-	3,200.0
Custom Duties	1,974.0	2,022.1	2,440.7	2,789.8	3,034.0
Payments, fees, interests and others	16,348.0	19,431.3	18,149.5	16,716.4	22,924.9
Local government payments	2,407.9	2,205.6	2,428.2	1,896.6	1,972.4
Revenue from EU and other non-returnable means	2,177.3	1,524.3	1,529.9	1,547.9	1,737.6
Total Revenue	287,595.1	279,151.2	283,542.7	286,700	313,808.5

	2012	2013	2014	2015(1)	2016(2)
	(Revenues as % of GDP)
Tax Revenue	15.2	14.6	14.8	14.3	14.6
VAT and other Indirect taxes	11.2	10.6	10.9	10.3	10.3
Corporate Income Tax	1.5	1.4	1.4	1.4	1.3
Personal Income Tax	2.4	2.5	2.5	2.5	2.5
Non-tax Revenue	2.3	2.2	1.6	1.5	1.9
Dividends	0.5	0.4	0.2	0.3	0.3
Transfers from the NBP	0.5	0.3	-	-	0.2
Custom Duties	0.1	0.1	0.1	0.1	0.2
Payments, fees, interests and others	1.0	1.2	1.1	0.9	1.2
Local government payments	0.1	0.1	0.1	0.1	0.1
Revenue from EU and other non-returnable means	0.1	0.1	0.1	0.1	0.1
Total Revenue	17.7	16.9	16.5	16.0	16.6
GDP (PLN billions) (3)	1,629.0	1,656.3	1,719.1	1,796.5	1,888.3
___________
Notes:
(1)	The Budget Act for 2015 forecasts
(2)	The Budget Act for 2016 forecasts
(3)	GDP figures calculated according to ESA’95
Source:  Ministry of Finance, Central Statistical Office

The following tables set out certain information regarding State budget expenditure in nominal terms and as a percentage of GDP for the years indicated. These tables hereby amend and supersede the corresponding tables on page 49 of the accompanying Prospectus.

	2012	2013	2014	2015(4)	2016(5)
	(PLN millions)
Subsidies(1)	5,281	4,987	5,772	5,389	6,091
Foreign Debt Service	10,321	10,119	9,608	9,818	10,123
Social Insurance	75,933	74,784	69,145	82,142	86,653
Current Expenditures of the Budget Sphere	103,993	106,843	110,898	119,943	145,228
Domestic Debt Service and Guaranties	31,788	32,341	24,848	19,934	21,676
Capital Expenditures(2)	13,570	12,877	15,254	19,794	17,585
Subsidies to Local Authorities(3)	50,372	50,965	50,905	51,343	53,043
EU own resources	15,943	18,129	17,260	18,165	19,244
Co-financing EU projects	10,801	10,300	8,830	10,152	8,906
Total State Budget Expenditures	318,002	321,345	312,520	336,680	368,549

	2012	2013	2014	2015 (4)	2016 (5)
	(Expenditures as % of GDP)
Subsidies(1)	0.3	0.3	0.3	0.3	0.3
Foreign Debt Service	0.6	0.6	0.6	0.5	0.5
Social Insurance	4.7	4.5	4.0	4.6	4.6
Current Expenditures of the Budget Sphere	6.4	6.5	6.5	6.7	7.7
Domestic Debt Service and Guaranties	2.0	2.0	1.4	1.1	1.1
Capital Expenditures(2)	0.8	0.8	0.9	1.1	0.9
Subsidies to Local Authorities(3)	3.1	3.1	3.0	2.9	2.8
EU own resources	1.0	1.1	1.0	1.0	1.0
Co-financing EU projects	0.7	0.6	0.5	0.6	0.5
Total State Budget Expenditures	19.5	19.4	18.2	18.7	19.5
GDP (PLN billions)	1,629.0	1,656.3	1,719.1	1,796.5	1,888.3
___________
Notes:
(1)	Subsidies to enterprises.
(2)	Capital expenditures include investments and equity contributions.
(3)	General subventions to local governments.
(4)	The Budget Act for 2015 forecasts.
(5)	The Budget Act for 2016 forecasts.
Source:  Ministry of Finance

Financing the State Budget Deficit

Poland’s budget deficit for 2015 was forecast by the amended Budget Act for 2015 to amount to PLN50.0 billion, while total net borrowing requirements were expected to amount to PLN58.8 billion and gross borrowing requirements were projected to amount to PLN165.0 billion.  Preliminary data indicate that these figures improved to PLN43 billion, PLN55 billion and PLN161 billion, respectively. Borrowing requirements in 2015 were financed mainly by issuances in the domestic market (80 percent) with Treasury bond issuances in the international markets representing 13 percent of total.  Some additional funding (7 percent) was obtained from the EIB, the World Bank and the CEB.

In 2015, financing in the domestic market was obtained mainly through the sale of Treasury bonds in auctions.  Of all Treasury securities sold, medium-term bonds (five years) amounted to 50 percent, long-term bonds amounted to 34 percent and short-term bonds (up to two years) amounted to 13 percent.  Treasury bonds sold through retail channels amounted to 3 percent.  Net financing in the domestic market in 2015 derived mainly from domestic banks, while the non-banking sector and foreign investors played a smaller role.  Financing in the international markets consisted of issues of Treasury bonds denominated in euro and Swiss francs. As of November 30, 2015, debt denominated in EUR, USD, JPY and CHF amounted to 25.8, 6.1, 1.6 and 1.5 percent, respectively, of total State Treasury debt.  As of November 30, 2015, the State Treasury’s debt had an ATM of 5.26, with the share of foreign currency denominated debt amounting to 34.9 percent.

The budget deficit for 2016 is projected to amount to PLN54.7 billion according to the Budget Act for 2016, while total net and gross borrowing requirements are expected to amount to PLN74.7 billion and PLN182.7 billion, respectively. As in previous years, the process of funding complies with the State Treasury’s main strategic objective and provides flexibility in choosing the market, currency and instrument type. The majority of funding is expected to derive from the domestic Treasury bond market, with the financing structure depending on market conditions (the plan also provides for issuance of T-bills). As of March 10, 2016, 44 percent of gross borrowing requirements for 2016 had already been financed.

Revenues

Personal Income Tax

In 2015, PIT was levied on personal income at progressive tax rates starting at 18.0 percent on the initial PLN85,528 earned and increasing to 32.0 percent on earnings above that threshold.  Taxpayers who operate a business are entitled to choose a different form of income taxation with a flat rate of 19.0 percent. In a limited number of cases, those taxpayers can choose to pay income tax on a lump-sum basis.  Income from selling securities and other financial instruments is subject to an income tax rate of 19.0 percent, which is specified in a separate tax return and sent not later than April 30th of the year following the tax year.

Excise Tax

In 2015, higher excise rates on cigars and cigarillos were introduced.

The State’s revenue from excise duty for the eleven months ended November 30, 2015 amounted to PLN57,277.6 million, PLN1,284.2 million higher than in the same period of 2014.

Taxation Administration Improvements

The Government is currently in the process of considering various measures to improve the efficiency of its taxation authorities and improving taxpayer compliance, including the introduction of a general anti-avoidance rule, reduction of the limit on cash payments permitted between companies and the merger of the Polish tax and customs offices. The Government expects that these measures will increase annual revenue from taxation by approximately PLN12-17 billion by 2017.

Social Security System

Pension System

On December 31, 2015, 12 second pillar pension funds operated in Poland, with 16.5 million members accounting for PLN140.5 billion of net pension fund assets.  On December 31, 2015, stocks listed on the WSE constituted the vast majority of total assets held by OPFs (accounting for 75.9 percent of total assets held by pension funds). See “-New Government Policies and Legislative Agenda-Pension System Reforms”.

Healthcare System

National Healthcare Fund expenditure amounted to approximately PLN71.479 billion in 2015, whereas total public expenditure on healthcare amounted to approximately PLN79.451 billion in 2015 (according to the Budget Act for 2015).

Extra Budgetary Funds

The following table sets out certain information regarding selected extra budgetary funds for the years indicated. This table hereby amends and supersedes the corresponding table on page 54 of the accompanying Prospectus.

	2012	2013	2014	2015(1)	2016(2)
	(PLN millions)
Social Insurance Fund
Revenues	174,123	191,481	188,277	195,256	204,737
Transfers from State budget	39,521	37,114	30,363	42,066	44,847
Transfers to Open Pension Funds	8,181	10,728	8,198	2,723	3,213
Expenditure	176,440	204,381	194,859	202,399	208,819
Pension and Disability Fund of Farmers
Revenues	17,103	17,446	17,737	20,461	21,056
Transfers from State budget	15,556	15,853	16,101	17,041	17,780
Expenditure	17,026	17,558	17,668	20,497	21,309
Labor Fund
Revenues	11,234	10,140	10,924	11,213	11,281
Budget transfers	310	310	310	390.3	426.1
Expenditure	9,634	11,057	11,080	12,088	12,238
Health Fund
Revenues	62,958	65,158	67,185	69,932	72,446
Budget transfers to National Health Fund	5,435	5,454	5,445	5,933	5,803
Health premiums financed by State budget	3,358	3,468	3,440	3,362	3,193
Funds for execution of commissioned tasks	0	0	0	0	0
State budget subsidy for healthcare of specific type of beneficiaries	253	151	166	725	738
State budget subsidy for medical rescue units	1,824	1,834	1,838	1,845	1,870
Transfers from National Health Fund to State budget	0	0	0	0	0
Expenditure	62,672	64,775	66,124	71,479	73,372
____________
Notes:
(1)	The Budget Act for 2015 forecasts
(2)	The Budget Act for 2016 forecasts
Source: Ministry of Finance

Public Debt

The objective of Poland’s debt management strategy as stated in the Public Finance Sector Debt Management Strategy in the years 2016-2019 (approved by the Council of Ministers in December 2015) is the minimization of long-term debt servicing costs, subject to maintaining appropriate levels of refinancing risk, exchange rate risk, interest rate risk, State budget liquidity risk, other risks (in particular, credit and operational risks) and the distribution of debt servicing costs over time.

As of September 30, 2015, the State Treasury had issued PLN113.4 billion of guarantees and sureties to cover the liabilities of Polish entities (including expected interest payments), of which PLN80.6 billion related to guarantees of Polish entities indebted to foreign entities.

The following table sets out total public sector debt as of the dates indicated. This table hereby amends and supersedes the corresponding table on page 55 of the accompanying Prospectus.

	As of December 31,				As of September 30,
	2011	2012	2013	2014	2015
	(PLN millions)
Public finance sector debt	815,346	840,477	882,293	826,772	876,398
Central government sector debt	748,806	770,819	813,515	754,993	805,735
of which:
State Treasury debt	747,504	769,129	811,827	753,332	803,944
Local government sector debt	64,261	67,398	68,398	71,661	70,561
Social Security sector debt	2,279	2,259	380	119	103
____________
Source:  Ministry of Finance

State Treasury Debt

In nominal terms, Poland’s total State Treasury debt has grown from PLN771.1 billion as of December 31, 2011 to PLN836.8 billion as of November 30, 2015.

The following table sets out categories of the State Treasury’s debt as of the dates indicated as aggregate amounts and as percentages of nominal GDP. This table hereby amends and supersedes the corresponding table on page 55 of the accompanying Prospectus.

	As of December 31,				As of November 30,
	2011	2012	2013	2014	2015
	(PLN millions except for percentages)
Domestic State Treasury Debt	524,690	542,970	584,273	503,079	544,400
as a percentage of GDP	33.5%	33.3%	35.3%	29.3%	N/A	(1)
International State Treasury Debt	246,438	250,884	253,752	276,859	292,417
as a percentage of GDP	15.7%	15.4%	15.3%	16.1%	N/A	(1)
Total State Treasury Debt	771,128	793,854	838,025	779,938	836,817
as a percentage of GDP	49.2%	48.7%	50.6%	45.4%	N/A	(1)
GDP	1,566,557	1,628,992	1,656,341	1,719,097	N/A	(1)
____________
(1) Data not yet available.
Source: Ministry of Finance

Internal State Treasury Debt

Poland's internal State Treasury debt has increased from PLN 524.7 billion on December 31, 2011 to PLN 544.4 billion as of November 30, 2015.

As of November 30, 2015, marketable State Treasury securities constituted approximately 94.3 percent of domestic State Treasury debt.

External State Treasury Debt

As of November 30, 2015, Poland had PLN292.4 billion (EUR68.6 billion) of outstanding external State Treasury debt, approximately 74.3 percent of which was in the form of sovereign bonds issued abroad.  Other categories of outstanding external State Treasury debt include loans from international financial institutions and matured payables.

The following table sets forth details as to the outstanding principal amount of the State Treasury’s external debt as of the dates indicated. This table hereby amends and supersedes the corresponding table on page 60 of the accompanying Prospectus.

	As of December 31,				As of November 30,
	2011	2012	2013	2014	2015
	(U.S.$ millions)
Medium- and Long-Term Loans
Paris Club	79	44	12	-	-
Multilateral	14,841	16,353	19,882	19,509	18,614
EIB	8,865	9,398	11,296	11,503	10,734
The World Bank	5,744	6,728	8,338	7,777	7,658
EBRD	-	-	-	-	222
CEB	232	227	248	229	-
Other loans	52	34	17	5	-
Total loans	14,972	16,431	19,910	19,514	18,614
Bonds
Foreign bonds	56,843	64,510	64,337	59,426	53,939
Brady Bonds	297	-	-	-	-
Total bonds	57,140	64,510	64,337	59,426	53,939
Short-Term Debt	0	0	0	-	0
Total State Treasury External Debt	72,113	80,941	84,247	78,940	72,553
____________
Source:  Ministry of Finance

The following table presents the currency composition of the State Treasury’s external debt as of November 30, 2015. This table hereby amends and supersedes the corresponding table on page 60 of the accompanying Prospectus.

	In millions of original currency	Equivalent in U.S.$ millions	%
EUR	50,537	53,465	73.7
U.S.$	12,700	12,700	17.5
Japanese yen	412,600	3,036	4.2
Swiss francs	3,130	3,352	4.6
Total	-	72,553	100.0
____________
Source:  Ministry of Finance

Projected State Treasury External Debt Service Requirements

The following table presents debt service projections for the State Treasury’s medium- and long-term external debt by type of creditor for the years indicated as of January 22, 2016.  The data contained in the table does not assume any refinancing of existing debt. This table hereby amends and supersedes the corresponding table on page 61 of the accompanying Prospectus.

	2016	2017	2018	2019	2020	2021 and beyond
	(U.S.$ millions)
Principal payments	4,241	3,906	5,050	8,325	7,567	47,029
Loans	1,223	706	1,439	1,478	1,794	12,596
Multilateral	1,223	706	1,439	1,478	1,794	12,596
Other	0	0	0	0	0	0
Bonds	3,018	3,200	3,610	6,847	5,773	34,433
Interest payments	2,297	2,193	2,073	1,895	1,571	6,079
Loans	207	173	157	114	100	511
Multilateral	207	173	157	114	100	511
Other	0	0	0	0	0	0
Bonds	2,090	2,020	1,916	1,781	1,471	5,567
Total debt service	6,538	6,099	7,123	10,220	9,138	53,108
Loans	1,430	879	1,597	1,592	1,894	13,107
Multilateral	1,430	879	1,597	1,592	1,894	13,107
Other	0	0	0	0	0	0
Bonds	5,108	5,220	5,526	8,628	7,244	40,001
____________
Source:  Ministry of Finance

State Treasury’s Contingent Liabilities

The following table sets out the contingent liabilities that arise from sureties and guarantees owed by the State Treasury. This table hereby amends and supersedes the corresponding table on page 62 of the accompanying Prospectus.

	2013	2014	As of September 30, 2015
	(PLN thousands)
Domestic sureties and guarantees	37,818,276.0	31,990,724.0	32,781,369.9
Foreign guarantees	67,028,859.9	78,840,826.5	80,618.633.9
Total State Treasury’s contingent liabilities	104,847,135.9	110,831,550.5	113,400,003.8
____________
Source:  Ministry of Finance

The increase in contingent liabilities in recent years resulted mainly from guaranteed debt of BGK incurred for financing the investment on the National Road Fund (the “NRF”). As of December 31, 2013, such guarantees amounted to PLN70,979 million, and as of December 31, 2014, had increased to PLN75,943 million. As of September 30, 2015, contingent liabilities of that type amounted to PLN74,703 million, which is expected to further increase. In addition to the BGK guarantees described above, the State Treasury has also issued guarantees with respect to payments from the NRF and financing concessionaires’ liabilities incurred for motorways projects. Those guarantees amounted to PLN15,641 million as of December 31, 2013, PLN15,804 million as of December 31, 2014, and PLN15,549 million as of September 30, 2015.

Total External Debt

As of September 30, 2015, total external debt amounted to U.S. $343.3 billion. Short-term debt on original maturity basis constituted 19.4 percent of the total external debt and was completely covered by official reserve assets. The general government’s foreign debt constituted 40.1 percent of Poland's total foreign debt. The enterprise sector was responsible for 40.0 percent of the total external debt.

The following table shows Poland's external debt by obligor as of the dates indicated. This table hereby amends and supersedes the corresponding table on page 64 of the accompanying Prospectus.

	As of December 31,				As of September 30,
	2011	2012	2013	2014	2015
	(USD millions)
Monetary authorities	5,040	5,556	7,602	5,792	7,610
Other investment	5,040	5,556	7,602	5,792	7,610
Special drawing rights (SDRs), Allocation	2,002	2,006	2,007	1,888	1,836
Loans	0	0	0	0	0
Currency and deposits	3,013	3,527	5,566	3,884	5,738
Other liabilities	25	23	29	20	36
Central and local government	115,821	149,851	153,657	144,803	137,809
Debt securities	97,766	129,315	129,300	121,024	115,147
Bonds and notes	97,262	129,126	129,300	121,024	115,147
Money market instruments	504	189	0	0	0
Other investment	18,055	20,536	24,357	23,779	22,662
Trade credits	5	1	3	6	6
Loans	18,025	20,238	24,190	23,683	22,607
Other liabilities	25	297	164	90	49
Banks	66,178	64,402	67,261	60,990	60,532
Debt securities	1,507	1,780	1,907	1,744	1,743
Bonds and notes	1,505	1,778	1,905	1,744	1,743
Money market instruments	2	2	2	0	0
Other investment	64,671	62,622	65,354	59,246	58,789
Loans	33,775	36,317	37,480	36,767	33,697
Currency and deposits	29,467	24,267	25,817	20,210	23,152
Other liabilities	1,429	2,038	2,057	2,269	1,940
Other sectors	61,679	63,391	63,922	57,165	54,216
Debt securities	1,133	1,012	1,128	1,060	1,424
Bonds and notes	1,131	995	1,125	1,060	1,424
Money market instruments	2	17	3	0	0
Other investment	60,546	62,379	62,794	56,105	52,792
Currency and deposits	47	56	44	3	2
Trade credits	16,311	16,021	16,979	14,765	14,136
Loans	42,869	44,653	44,308	39,601	37,084
Insurance technical reserves	278	380	354	352	393
Other liabilities	1,041	1,269	1,109	1,384	1,177
Direct Investment: Intercompany Lending	74,718	83,517	89,645	85,970	83,134
Direct investors in direct investment enterprises	30,079	31,273	35,390	34,531	33,525
Direct investment enterprises in direct investors	4,702	5,502	6,135	7,957	7,408
Between fellow enterprises	39,937	46,742	48,120	43,482	42,201
Total external debt	323,436	366,717	382,087	354,720	343,301
_______________
Source: NBP

DESCRIPTION OF THE NOTES

The Notes will be issued under the Fiscal Agency Agreement, known as the “Agency Agreement”, to be dated as of April 6, 2016, among the State Treasury, Citibank N.A., London Branch, known as the Fiscal Agent, and Banque Internationale à Luxembourg, société anonyme, known as the Luxembourg Agent, and, together with the Fiscal Agent, known as the Agents, the form of which has been filed as an exhibit to the Registration Statement under Schedule B declared effective on April 15, 2015.

The following description briefly summarizes some of the provisions of the Notes and the Agency Agreement. You should not assume this summary is complete. You should read the Registration Statement, including the exhibits, and, in particular, “Description of the Securities” in the accompanying Prospectus.

General

The Notes:

•	Mature on April 6, 2016.

•	Bear interest at a rate of 3.25 percent per annum.

•	Are to be issued pursuant to the Agency Agreement.

•	Will be issued without coupons in lawful money of the United States of America in denominations of U.S.$1,000 and integral multiples thereof.

•
Will rank at least equally in right of payment with all other unsecured and unsubordinated payment obligations of the Republic of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law. The Republic of Poland will give no preference to one obligation over another on the basis of priority of issue date or currency of payment.

•	Will not be redeemable prior to maturity at the option of the State Treasury or of the registered holders thereof.

•	Will not be subject to any sinking fund provided by the State Treasury for the amortization of the Notes.

At maturity, you will receive 100 percent of the principal amount of your Notes, plus accrued and unpaid interest to the maturity date. The State Treasury may, without the consent of the holders of the Notes, issue additional notes having the same rank and the same interest rate, maturity and other terms as the Notes. Any additional notes, together with the Notes, may constitute a single series of Notes under the Agency Agreement.

Interest:

•
Will be payable on the dates set forth on the cover of this prospectus supplement in lawful money of the United States of America to the registered holders of the Notes at the close of business on April 1 and October 1, as the case may be, prior to the payment date, each a “Record Date”.

•	Will be calculated on the basis of a 360-day year of twelve 30-day months.

•	Will accrue from April 6, 2016.

•	Payments will begin on October 6, 2016.

Fiscal Agent

The Agency Agreement governs the duties of the Agents. The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Agents.

Citibank N.A., London Branch, is the Fiscal Agent of the Notes under the Agency Agreement.

The Fiscal Agent is an agent of the State Treasury, is not a trustee for the holders of the Notes and does not have the responsibility or duty to act for the holders of the Notes as would a trustee.

Form and Registration

The Notes will be issued in the form of one or more fully registered global notes, or the “Global Notes”, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, the “Depositary” or “DTC”, and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Investors may elect to hold interests in the Global Notes in the United States through the Depositary or in

Europe through Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, société anonyme, or Clearstream, Luxembourg, if they are participants of such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream, Luxembourg will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream, Luxembourg’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary.

The Clearing Systems

The Depositary advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, or the Exchange Act. The Depositary holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Euroclear advises that the system it operates, the Euroclear System, was created in 1968 to hold securities for its participants, or Euroclear Participants, and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law, collectively, the “Euroclear Terms and Conditions”. The Euroclear Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear acts under the Euroclear Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Euroclear Terms and Conditions, to the extent received by Euroclear.

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations, or Clearstream Participants, and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to the Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Euroclear, Clearstream, Luxembourg or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within the Euroclear System and within Clearstream, Luxembourg and between Euroclear and Clearstream, Luxembourg in accordance with procedures established for these purposes by Euroclear and Clearstream, Luxembourg. Book-entry interests in the Notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the Notes between Euroclear and Clearstream, Luxembourg and

DTC may be effected in accordance with procedures established for this purpose by Euroclear, Clearstream, Luxembourg and DTC.

Definitive Notes

Individual certificates in respect of the Notes will not be issued in exchange for the Global Notes, except in very limited circumstances. If DTC or each of Euroclear and Clearstream, Luxembourg notifies the State Treasury that it is unwilling or unable to continue as a clearing system in connection with the Global Notes or, in the case of DTC only, DTC ceases to be a clearing agency registered under the Exchange Act and in each case a successor clearing system is not appointed by the State Treasury within 90 days after receiving such notice from Euroclear, Clearstream, Luxembourg or DTC or on becoming aware that DTC is no longer so registered, the State Treasury will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Notes represented by such Global Notes upon delivery or such Global Notes for cancellation.

If such certificates are issued and so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require, the Luxembourg Agent will act as paying agent and transfer agent in Luxembourg and the holders of the Notes will be able to receive payments thereon and effect transfers thereof at the offices of the Luxembourg Agent, 69 route d’Esch, L-2953 Luxembourg. For as long as the Notes are listed on the Luxembourg Stock Exchange and such stock exchange so requires, the State Treasury will publish any changes as to the identity or location of the Luxembourg Agent in a leading daily newspaper in Luxembourg, which is expected to be the d’Wort, or on the website of the Luxembourg Stock Exchange at www.bourse.lu.

Payments on the Global Notes

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. Secondary market trading between Euroclear Participants and/or Clearstream Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Euroclear Participants or Clearstream Participants on the other, will be effected in the Depositary in accordance with the Depositary’s rules on behalf of Euroclear or Clearstream, Luxembourg, as applicable; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as applicable, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). Euroclear or Clearstream, Luxembourg, as applicable, will, if the transaction meets its settlement requirements, deliver instructions to effect final settlement on its behalf by delivering or receiving Notes in the Depositary and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Euroclear Participants and Clearstream Participants may not deliver instructions directly to the Depositary.

Because of time zone differences, credits of Notes received in the Euroclear System or Clearstream, Luxembourg as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depositary’s settlement date. Such credits or any transactions in such Notes settled during such proceeding will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of Notes by or through a Euroclear Participant or a Clearstream Participant to a DTC Participant will be received with value on the Depositary’s settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day following settlement in the Depositary.

Although the Depositary, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of the Notes among participants of the Depositary, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Notices

As long as any Notes are listed and admitted to trading on the regulated market of the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, all notices regarding the Notes shall be published in a leading newspaper of general circulation in Luxembourg, which is expected to be the d’Wort, or on the internet site of the Luxembourg Stock Exchange at www.bourse.lu.

Other Terms

For other terms of the Notes, including the negative pledge covenant and events of default, see “Description of the Securities” in the accompanying Prospectus.

TAXATION

The following discussion summarizes certain Polish and U.S. federal income tax considerations that may be relevant to you if you invest in the Notes. This summary is based on laws, regulations, rulings and decisions now in effect, any of which may change. Any such change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding the Notes, including the relevance to your particular situation, as well as state, local or other tax laws.

Polish Tax Considerations

Non-Polish tax residents

Under Art. 21(1)(130) of the Personal Income Tax Act, dated July 26, 1991 (“PIT Act”), interest on the Notes and income from the disposal of the Notes offered on foreign markets within the meaning of Polish public law (i.e., in markets other than Poland) received by individuals who are not tax residents in the Republic of Poland (i.e., who, in principle, do not have their center of affairs and do not stay longer than 183 days in Poland during a tax year) are exempt from personal income tax.

Under Art. 17(1)(50) of the Corporate Income Tax Act, dated February 15, 1992 (“CIT Act”), interest on the Notes and income from the disposal of the Notes offered on foreign markets within the meaning of Polish public law (i.e., in markets other than Poland) received by entities which are not tax residents in the Republic of Poland (i.e., which, in principle, do not have their seat and which do not have their management office in Poland) are exempt from corporate income tax.

Therefore, if you are an individual or an entity that is not a tax resident in the Republic of Poland, there will be no income tax or withholding tax on principal and interest on the Notes or on any income obtained from a sale or exchange of the Notes.

However, if a non-Polish tax resident performs business activity in Poland and the Notes and income from such Notes are related to that Polish activity, the non-Polish tax resident could be required to report its income from the Notes in Poland. In addition, although the above exemptions would generally still apply, it cannot be excluded that any income due to foreign exchange differences might be subject to Polish taxation. You should consult your tax advisor about your particular situation.

Polish tax residents – individuals

Interest obtained from Notes and income from their sale or exchange generated by individuals who are Polish tax residents (i.e., who, generally, have their center of affairs or stay longer than 183 days during the tax year in the Republic of Poland) and entities with their tax residence in the Republic of Poland (i.e., which, in principle, have their seat or management office in the Republic of Poland) are taxed in the Republic of Poland.

Under Art. 30a.7 of the PIT Act, interest income does not cumulate with general income subject to the progressive tax rate, but under Art. 30a.1.2 of the PIT Act it is subject to 19 percent flat rate tax.

Under Art. 21(1)(119) of the PIT Act, interest received on Notes is exempt from personal income tax in the part that corresponds to the interest paid upon the acquisition of the Notes from the issuer.

Under Art. 41.4 of the PIT Act, the interest payer, other than an individual not acting within the scope of his/her business activity, should withhold the 19 percent Polish tax upon any interest payment. Under Art. 41.4d of the PIT Act, the entities operating securities accounts for the individuals, acting as tax remitters, should withhold this interest income if such interest income (revenue) has been earned in the territory of Poland and is connected with securities registered in the said accounts, and the interest payment to the individual (the taxpayer) is made through said entities. There are no regulations on where interest income is earned. In practice, unless specific circumstances indicate otherwise, it is considered that interest income is earned at the jurisdiction of the debtor, with respect to the Notes – Poland. Although this is not expressly regulated in the tax law, in practice Polish income tax is only withheld from Polish interest payers and not from foreign payers.

Under Art. 45.3b of the PIT Act, if the tax is not withheld, the individual is obliged to settle the tax himself/herself by April 30 of the following year.

Separate, specific rules apply to interest income on securities held on omnibus accounts within the understanding of Polish law. Pursuant to Art. 30a.2a of the PIT Act, with respect to income (revenue) from interest transferred to taxpayers holding rights attached to securities registered in Polish omnibus accounts whose identity has not been revealed to the tax remitter in accordance with the Act on Trading in Financial Instruments, dated July 29, 2005, a 19.0 percent flat-rate tax is withheld by the tax remitter (under Art. 41.10 of the PIT Act the entity operating the omnibus account) from the aggregate income (revenue) released for the benefit of all such taxpayers through the omnibus account holder. Under Art. 41.10 of the PIT Act, insofar as securities registered in omnibus accounts are concerned, the entities operating omnibus accounts through which the amounts due are paid shall be tax remitters. The tax is collected on the day of placing the amounts due at the disposal of the omnibus account holder.

Under Art. 30b(1) of the PIT Act, income generated by individuals being Polish tax residents from the sale or exchange of Notes is taxed at 19 percent, where the income is calculated as the difference between the sum of revenues earned from the disposal of the Notes for remuneration and the tax deductible costs.

If individuals hold Notes as a business asset, in principle, the income should be taxed in the same way as other business income. This will either be a tax at the 19 percent rate or the 18 to 32 percent progressive tax rate, depending upon the individual’s choice and the meeting of certain conditions.

Polish tax residents – legal persons and joint-stock partnerships

Under Art. 12, 14 and 19(1) of the CIT Act, interest on Notes earned by legal persons who are Polish tax residents or by Polish joint-stock partnerships is included in the standard corporate income taxable base, subject to taxation at the 19 percent corporate income tax rate. Under Art. 7(2) of the CIT Act income is calculated as the difference between the sum of revenues and the tax deductible costs. The taxpayer is obliged to settle the tax, and no tax or tax advances are withheld by the entity that makes the payment.

Civil law transactions tax

Under Art. 9(7) of the Civil Law Activities Tax Act, dated September 9, 2000, a sale of treasury bonds and bills is exempt from civil law transactions tax; therefore, no Polish civil law transactions tax should apply to a sale of the Notes.

European Union Directives on Administrative Cooperation in the Field of Taxation and the Taxation of Savings Income

The European Union has adopted Council Directive 2011/16/EU, as amended by Council Directive 2014/107/EU, on administrative cooperation in the field of taxation and repealing Council Directive 2003/48/EC, regarding the taxation of savings income. From July 1, 2005, Member States have been required to provide to the tax authorities of other Member States details of payments of interest or other similar income paid by a person to an individual resident in another Member State. A number of non-EU countries and territories (referred to in that Directive) have adopted equivalent measures from the same date.

Notwithstanding the repeal of Council Directive 2003/48/EC (as amended by Directive 204/48/EU), equivalent measures continue to apply in Poland pursuant to the Polish PIT Act. As a result, disclosure obligations may be applicable under the PIT Act if income is generated from the Notes, though under the PIT Act such obligations will not apply to beneficial owners of Notes, unless they act as the paying interests entity or act on behalf of other entity, enterprise or natural person being the beneficial owner and reveal the data indicated in the Art. 44c (1)(2) of the Polish PIT Act to the paying interests entity or the securing entity. This obligation may also apply to the indirect recipient in the meaning of the art. 44c (1)(3) of the PIT Act.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relevant to U.S. Holders (as defined below) acquiring, holding and disposing of the Notes and does not purport to be a complete analysis of all potential tax effects relating to an investment in the Notes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final and temporary U.S. Treasury regulations (“Regulations”), and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax considerations described in this summary.

This summary is general in nature and does not discuss all aspects of U.S. federal income taxation or all tax considerations that may be relevant to U.S. Holders (as defined below) in light of their particular circumstances. In addition, it does not address U.S. federal income tax consequences applicable to investors subject to special tax rules (including, without limitation: (i) financial institutions (including banks); (ii) insurance companies; (iii) dealers or traders in stocks, securities, currencies or notional principal contracts; (iv) regulated investment companies; (v) real estate investment trusts; (vi) tax-exempt organizations; (vii) individual retirement and other tax-deferred accounts; (viii) mutual funds; (ix) partnerships, pass-through entities, or persons that hold the Notes through pass-through entities; (x) holders that are not U.S. Holders (as defined below); (xi) investors that hold the Notes as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; (xii) investors that have a functional currency other than the U.S. dollar; (xiii) U.S. Holders that hold the Notes through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside of the United States; and (xiv) U.S. expatriates and former long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address U.S. federal estate, gift or alternative minimum tax considerations, the Medicare surtax on net investment income, or non-U.S., state or local tax considerations. This summary addresses only the U.S. federal income tax considerations for initial purchasers of the Notes as part of the initial distribution at their initial issue price and assumes that investors will hold the Notes as capital assets (generally, property held for investment).

For the purposes of this summary, a “U.S. Holder” is a beneficial owner of Notes that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or any other entity treated as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States or any State thereof, including the

District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust (1)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more “United States persons” as defined in Section 7701 of the Code have the authority to control or (2) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the Notes, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its own tax adviser as to its consequences.

Payments of Interest

General

It is expected and this discussion assumes that the Notes will be issued with no more than a de minimis amount of original issue discount. Therefore, interest on a Note (including any Additional Amounts and any non-U.S. tax deducted or withheld with respect thereto) will be included in the gross income of a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with the holder’s method of U.S. federal income tax accounting. Interest paid by the State Treasury on the Notes will generally constitute income from sources outside the United States. For U.S. foreign tax credit limitation purposes, interest on the Notes generally will constitute “passive category income”. The rules governing foreign tax credits are complex and you should consult your own tax advisor regarding the availability of the foreign tax credit in your situation.

Sale or Other Disposition of Notes

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of a Note equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note will generally be its cost. Except to the extent attributable to accrued but unpaid interest (which will be taxable as such), gain or loss recognized on the sale or other disposition of a Note will be capital gain or loss and will generally be treated as from sources within the United States. In the case of a U.S. Holder that is an individual, estate or trust, the maximum marginal federal income tax rate applicable to capital gains is currently lower than the maximum marginal rate applicable to ordinary income if the Notes are held for more than one year. The deductibility of capital losses is subject to significant limitations under the Code.

Backup Withholding and Information Reporting

In general, payments of principal and interest on, and the proceeds of a sale, redemption or other disposition of, the Notes, payable to a U.S. Holder by a U.S. paying agent or other U.S. intermediary are subject to information reporting and may be subject to backup withholding, unless the U.S. Holder provides an accurate taxpayer identification number or certification of exempt status or otherwise complies with the applicable backup withholding requirements. Certain U.S. Holders are not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability as long as the holder timely provides the required information to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in non-U.S. entities. A Note may be considered a “specified foreign financial asset.” U.S. Holders required to report information relating to their ownership of the Notes must attach a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they held the Notes. U.S. Holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

UNDERWRITING

Under the terms and subject to the conditions stated in the Underwriting Agreement dated the date of this prospectus supplement, each Underwriter named below has severally agreed to purchase, and the State Treasury has agreed to sell to each Underwriter, the principal amount of Notes set forth opposite the Underwriter’s name in the table below at a discount from the price indicated on the cover page of this prospectus supplement.

Underwriter	Principal Amount
Barclays Capital Inc.	U.S.$ 437,500,000
BNP Paribas	U.S.$ 437,500,000
Deutsche Bank Securities Inc.	U.S.$ 437,500,000
J.P. Morgan Securities plc	U.S.$ 437,500,000
Total	U.S.$ 1,750,000,000
______________

The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

The Underwriters initially propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer some of the Notes to dealers at that price less a concession not in excess of 0.126 percent of the principal amount of the Notes. The Underwriters may allow, and the dealers may re-allow, a discount not in excess of 0.014 percent of the principal amount of the Notes to other dealers. After the initial offering of the Notes to the public, the public offering price and other selling terms may from time to time be varied by the Underwriters.

Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange only. The State Treasury cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the Notes is not conditional upon obtaining the listing. The State Treasury has been advised by the Underwriters that they intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters, however, are not obligated to make a market in the Notes and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Notes are offered for sale in the United States and elsewhere where such offer and sale are permitted.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price set forth on the cover page of this prospectus supplement.

The State Treasury estimates that its share of the total expenses of the offering of the Notes, excluding underwriting discounts and commissions, will be approximately U.S.$ 75,000.

In connection with the offering, the Underwriters are permitted to engage in transactions to stabilize the market price of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are on the cover page of the Prospectus, the Underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither the State Treasury nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the State Treasury nor any of the Underwriters makes any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Certain of the Underwriters may not be U.S. registered broker-dealers and therefore, to the extent that they intend to effect any sales of the Notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities, and have in the past and may in the future engage in investment banking and commercial banking transactions with the Republic of Poland.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of the Republic of Poland. All of the Underwriters or affiliates thereof are primary dealers of securities issued by the Republic of Poland. The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

The State Treasury has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of any of those liabilities.

OFFERING RESTRICTIONS

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive (as defined below) is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Underwriters; or

(c)	in any other circumstances falling within Art. 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall require the State Treasury or any Underwriter to publish a prospectus pursuant to Art. 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each of the Underwriters has represented, warranted and agreed that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the State Treasury of the Republic of Poland; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each syndicate member acknowledges that the Notes may not be offered or sold, or be made the subject of an invitation for subscription or purchase, nor may the prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes to be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

GENERAL INFORMATION

Listing and Clearance

Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange only. Copies of this prospectus supplement, the accompanying Prospectus and the Agency Agreement, so long as any of the Notes are outstanding, will be made available free of charge at the main office of the listing agent. So long as the Notes remain in global form, the listing agent will act as intermediary between the Luxembourg Stock Exchange and the Republic of Poland and the holders of the Notes.

The Notes have been assigned Common Code No. 137656035, International Security Identification No. (ISIN) US731011AU68 and CUSIP No. 731011AU6.

Authorization

The terms of the Notes have been approved by the Minister of Finance of the Republic of Poland, acting on behalf of the State Treasury of the Republic of Poland, pursuant to the order of the Minister of Finance of December 15, 2010, and the letter of issue No. 17/2016 of the Minister of Finance dated April 5, 2016.

Paying Agent

Banque Internationale à Luxembourg, société anonyme has been appointed by the State Treasury as the Luxembourg Agent with respect to the Notes.

The Notes will be issued under the Fiscal Agency Agreement, known as the Agency Agreement, to be dated as of April 6, 2016, among the State Treasury, Citibank N.A., London Branch, known as the Fiscal Agent, and Banque Internationale à Luxembourg, société anonyme, known as the Luxembourg Agent, and, together with the Fiscal Agent, known as the Agents, the form of which has been filed as an exhibit to the Registration Statement under Schedule B declared effective on April 15, 2015.

Documents

Copies of the following documents are available for inspection at the specified office of the Luxembourg Agent:

•	an English translation of the Republic of Poland’s Budget Act for 2016; and

•	the Agency Agreement executed by the State Treasury, Citibank N.A., London Branch and Banque Internationale à Luxembourg, société anonyme.

Litigation

 Except as disclosed or incorporated by reference in this prospectus supplement or in the accompanying Prospectus, the State Treasury is not involved in any litigation or arbitration proceedings which are material in the context of the issue of the Notes nor so far as it is aware are any such proceedings pending or threatened.

Material Adverse Change

Except as disclosed or incorporated by reference in this prospectus supplement or in the accompanying Prospectus, there has been no adverse change in the financial condition of the Republic of Poland which is material in the context of the issue of the Notes.

Freely Transferable

In accordance with the Rules and Regulations of the Luxembourg Stock Exchange, no transaction, once effected on such stock exchange, may be canceled.

Where You Can Find More Information

So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, copies of the Agency Agreement, the Underwriting Agreement and the Notes may be inspected at the registered office of the Luxembourg Agent.

All of these documents have been filed with the SEC and are available to the public over the internet at the SEC’s website at www.sec.gov. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The prospectus supplement and the accompanying Prospectus, including the documents containing the information incorporated by reference, if any, will also be published on the website of the Luxembourg Stock Exchange, http://www.bourse.lu. You may also obtain a copy of all such documents free of charge at the office of the Luxembourg Agent.

LEGAL MATTERS

Certain legal matters with respect to the Notes will be passed upon on behalf of the Republic of Poland by or on behalf of the Director of the Legal Department at the Ministry of Finance, Warsaw, Poland, by White & Case LLP, special United States counsel for the State Treasury, and by White & Case M. Studniarek i Wspólnicy - Kancelaria Prawna sp.k., Polish counsel for the State Treasury. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore LLP, special United States counsel for the Underwriters. All statements with respect to matters of Polish law included in this prospectus supplement or the accompanying Prospectus have been passed upon by the Director of the Legal Department of the Ministry of Finance and are made upon his authority.

OFFICIAL STATEMENTS AND DOCUMENTS

 Information included herein which is identified as being derived from a publication of, or supplied by, the Republic of Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the Republic of Poland. All other information herein other than included under the captions “Underwriting” and “Offering Restrictions” herein, is included as a public official statement made on the authority of Paweł Szałamacha, Minister of Finance, Ministry of Finance, Republic of Poland.

THE STATE TREASURY
of
THE REPUBLIC OF POLAND
Represented by
The Minister of Finance
Debt Securities

The State Treasury of the Republic of Poland may offer up to U.S.$ 5,000,000,000.00 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements.  The securities will be unconditional, unsecured and general obligations of the Republic of Poland.  The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Poland and will be backed by the full faith and credit of the Republic of Poland.

The State Treasury of the Republic of Poland will provide the specific terms of these securities in supplements to this prospectus.  You should read this prospectus and any supplement carefully before you invest.  This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

_________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

_________________

February 6, 2015

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that the State Treasury of the Republic of Poland (known as the “State Treasury”) filed with the Securities and Exchange Commission (the “SEC”), under a “shelf” registration process.  Under this shelf registration process, the State Treasury may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of U.S.$5,000,000,000.00.  This prospectus provides you with basic information about the Republic of Poland (“Poland”), and a general description of the debt securities the State Treasury may offer.  Each time the State Treasury sells debt securities under this shelf registration process, it will provide a prospectus supplement that will contain updated information about Poland, if necessary, and specific information about the terms of that offering.  Before you invest, you should read both this prospectus and any prospectus supplement.  References herein to the prospectus are also to the relevant prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

All references to “U.S. dollars” or “U.S.$”  in this prospectus are to United States dollars, all references to “złoty” or “PLN” are to Polish złoty, all references to “EUR” are to the euro, the currency of the adopting member states of the European Union (the “EU”) and all references to “CHF” are to Swiss francs.  All currency conversions in this prospectus are at the National Bank of Poland’s official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange fora particular period.  For your convenience, the State Treasury has converted certain amounts from złoty into U.S. dollars at the average exchange rate for each relevant period or the exchange rate in effect on a given date.  The following table sets forth the złoty to U.S. dollar, the złoty to euro and the U.S. dollar to euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated.

	2010	2011	2012	2013	2014
	(PLN per U.S.$)(1)
Year end	2.9641	3.4174	3.0996	3.0120	3.5072
Average for year	3.0157	2.9634	3.2570	3.1608	3.1551
	(PLN per EUR)(1)
Year end	3.9603	4.4168	4.0882	4.1472	4.2623
Average for year	3.9946	4.1198	4.1850	4.1975	4.1852
	(U.S.$ per EUR)(2)
Year end	1.3269	1.2973	1.3186	1.3779	1.2101
Average for year	1.3261	1.3931	1.2859	1.3281	1.3297
____________
(1)	Source: National Bank of Poland
(2)	Source: Federal Reserve Bank of New York

For information on the convertibility of the złoty, see “Balance of Payments and Foreign Trade—Exchange Rate Policy”.

Poland’s Government budgets on a calendar year basis and, accordingly, quarterly data represent the relevant quarters of a calendar year.

Official economic data in this prospectus may not be directly comparable with data produced by other sources.  Although a range of government ministries and other public bodies, including the State Treasury, the National Bank of Poland (“NBP”) and the Central Statistical Office, produce statistics on Poland and its economy, there can be no assurance that these statistics are comparable with those compiled by other bodies, or in other countries, which may use different methodologies.  You should be aware that figures relating to Poland’s Gross Domestic Product ("GDP") and many other figures relating to Poland’s national accounts and economy cited in this prospectus have been prepared in accordance with European Union standards as implemented in Poland (the European System of National and Regional Accounts 2010 (“ESA 2010”), unless otherwise stated – see “Public Finances”) and may differ from figures prepared by other bodies, which may use a different

(i)

methodology.  The existence of an unofficial or unobserved economy may affect the accuracy and reliability of statistical information.  You should also be aware that none of the statistical information in this prospectus has been independently verified.

Totals in certain tables in this prospectus may differ from the sum of the individual items in such tables due to rounding.  In addition, certain figures contained in this prospectus are estimates prepared in accordance with procedures customarily used in Poland for the reporting of data.  Certain other figures are preliminary in nature.  In each case, the actual figures may vary from the estimated or preliminary figures set forth in this prospectus.

Unless otherwise stated, all references to increases or decreases in GDP, are to increases or decreases in real GDP, that is, to increases or decreases in nominal GDP adjusted to reflect the rate of inflation over the relevant period.  References to the inflation rate are, unless otherwise stated, to the annual percentage change calculated by comparing the consumer price index (“CPI”), of a specific month against the index for the same month in the immediately preceding year.

This prospectus includes forward-looking statements.  All statements other than statements of historical fact included in this prospectus regarding, among other things, Poland’s economy, budget, fiscal condition and policies, politics, debt or prospects may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “project”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “could”, “should”, “would” or the like.  Although the State Treasury believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to be correct.  The State Treasury undertakes no obligation to update the forward-looking statements contained in this prospectus or any other forward-looking statement included herein.

Poland’s long-term foreign currency and local currency debt is rated by certain rating agencies.  You should be aware that a credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.  Any adverse change in Poland’s credit rating could adversely affect the trading price of securities issued by Poland under the shelf registration process to which this prospectus relates.

You should rely only on the information contained or incorporated by reference in this prospectus, any supplement to this prospectus or any free writing prospectus that we provide to you.  We have not authorized anyone to provide you with information that is different from what is contained in this prospectus.  You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus.  This prospectus is not an offer to sell or a solicitation of an offer to buy any of our securities in any jurisdiction in which such offer or solicitation would be unlawful.

Poland’s internet address is http://www.poland.pl and the Ministry of Finance’s internet address is http://www.mofnet.gov.pl.  The information contained on or accessible from our websites does not constitute a part of this prospectus and is not incorporated by reference herein.

(ii)

TABLE OF CONTENTS

Page

Use of Proceeds	1
The Republic of Poland	2
The Economy	12
Balance of Payments and Foreign Trade	22
Monetary and Financial System	29
Public Finance	40
Public Debt	50
Total External Debt	58
Description of the Securities	58
Enforceability of Judgments	68
Taxation	70
Plan of Distribution	71
Validity of the Securities	72
Authorized Agent in the United States	73
Official Statements and Documents	74
Further Information	75
Index to Tables and Supplementary Information	T-1

(iii)

USE OF PROCEEDS

Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from the sale of securities will be used to finance Poland’s State budget borrowing requirements or for general financing purposes.  See “Public Finance”.

THE REPUBLIC OF POLAND

Overview

Poland is one of the largest countries in Central Europe with a total territory (comprising land area, internal waters and territorial sea) of 322,575 square kilometers.  Situated on the Baltic Sea, Poland has a coastline of 770 kilometers and is bordered by Germany, the Czech Republic, the Slovak Republic, Ukraine, Belarus, Lithuania and the Russian Federation.  Poland’s terrain is comprised largely of lowlands traversed by its main river, the Vistula, with lakes, rivers and marshes across the northern and central regions, and several mountain ranges, including the Tatras, in the south.  Poland has more than 92,000 square kilometers of forest (approximately 29.3 percent of Poland’s total land area) and 150,503 square kilometers of arable land (approximately 48.1 percent of Poland’s total land area).

With a population of approximately 38.5 million, Poland is also one of the most populated countries in Central Europe.  Population density is estimated at approximately 123 persons per square kilometer, with approximately 60.6 percent of the population living in urban areas.  Warsaw, the capital of Poland and its largest city, has an estimated population of 1.7 million.  Sixteen other urban centers each have populations in excess of 200,000.

Poland is an ethnically and religiously homogeneous country.  Approximately 97.1 percent of the population is ethnically Polish and approximately 98.2 percent of the population speaks Polish at home.  Germans constitute the largest minority group, numbering approximately 148,000 persons, concentrated principally in Silesia.  Smaller ethnic and national groups have cultural ties to neighboring states such as Belarus, Ukraine and Lithuania.  It is estimated that approximately 96.0 percent of the population is Roman Catholic.

Constitution, Government and Political Parties

Background

After being partitioned by Russia, Prussia and the Austro-Hungarian Empire from the late eighteenth century to the early twentieth century, Poland re-emerged as an independent and democratic state after World War I.  In September 1939, the German and Soviet invasions of Poland brought six years of military, social and economic devastation.  At the conclusion of World War II, the Yalta and Potsdam Agreements resulted in the subordination of Poland to the Soviet Union.

For the next 45 years, the Communist Party dominated the Government.  Government policy during this period was guided by a program of nationalization of industry, expropriation of large private landholdings, central planning of the economy and the suppression of political dissent.  In 1952, Poland adopted a constitution that institutionalized a Stalinist system of de facto one-party rule by the Communist Party.  Political and economic crises occurred in the 1950s, 1960s and 1970s.

Solidarity, the first independent trade union in the Soviet bloc, was formed in 1980 and soon consolidated the growing popular discontent with the communist government.  On December 13, 1981, in response to the threat of general country-wide strikes, the Government declared martial law and outlawed Solidarity.  Martial law continued for 18 months until July 1983.  In the following years, the Government attempted to implement incremental political liberalization (although Solidarity remained banned) and economic austerity, but the economy continued to falter.

In April 1989, the communist government and the democratic opposition led by Solidarity agreed to a power sharing arrangement and competitive elections to a bicameral Parliament.  In June 1989, the overwhelming victory of Solidarity candidates in elections for available seats in the Parliament signaled the end of the political monopoly of the Communist Party.  In May 1990, local elections were held in which Solidarity achieved a similar victory.  In November 1990, the first free national election for President in the post-World War II era resulted in the election of Lech Wałęsa, who had played an historic role in the formation and leadership of Solidarity.  In October 1991, the first free election for the entire Parliament was held.  The last Russian troops, units of which had been stationed in Poland since the end of World War II, were withdrawn in 1993.

The Constitution and Political System

Under the Constitution adopted in 1997, a bicameral Parliament (comprising an upper chamber, known as the Senate, and a lower chamber, known as the Sejm) is elected for a four-year term in general elections using a system of proportional representation.  The Sejm consists of 460 members and the Senate consists of 100 members.  Generally, electoral rules for the Sejm stipulate that a minimum of 5.0 percent share of the popular vote must be gained by a party (8.0 percent for party coalitions) to gain seats.  Under the Constitution, fascist, communist and racist political parties are banned.  All legislation must be approved by the Sejm and the Senate, and signed by the President.  In addition, the Sejm has the power to overrule the Senate by an absolute majority vote and to overrule the President by a 60.0 percent majority vote comprising at least half the total number of deputies.  The President, with the approval of the Senate, or the Sejm, may call a referendum on matters of fundamental importance to the country.

The Constitution also establishes the independence of the NBP, Poland’s central bank, which is charged with the responsibility of maintaining the value of the national currency, the Polish złoty.  The Constitution also grants the NBP the exclusive power of setting and implementing monetary policy.  Under the Constitution, the Government is prohibited from incurring loans or issuing guarantees or sureties if, as a result, public debt would exceed 60.0 percent of GDP. There are also certain budget-related requirements that apply if public debt exceeds 43.0, 48.0 or 55.0 percent of GDP.  See “Public Debt—Debt Management”. Moreover, since 1999, under the Constitution a budget act may not provide for the financing of the budget deficit by the NBP. These limitations are intended to safeguard the fiscal health of the economy.

Under the Constitution, the President is directly elected for a five-year term and may be re-elected only once.  Presidential powers include the right to initiate legislation, to veto certain legislative acts and, in certain instances, to dissolve Parliament.  The President’s power to dissolve Parliament is limited to instances where the Sejm fails to present the annual budget act for the President’s signature within four months of receipt thereof from the Government, or where the Sejm fails to pass a vote of confidence in the Government following attempts to nominate a government in the manner provided for in the Constitution.  The President commands the armed forces, represents the State in its foreign relations, appoints the judges of the Supreme Court and nominates the Prime Minister as well as the president of the NBP, subject to approval by the Parliament.

The Prime Minister is the head of the Council of Ministers and is responsible for forming the Government, which must then receive a vote of confidence from the Sejm.

Poland is divided into 16 provinces, known as voivodships.  Each voivodship is represented by a provincial governor, or voivode, appointed by the Government, who represents the Government at the voivodship level.  There are also three levels of independent territorial self-government: voivodships, poviats and gminas.  There are 16 voivodships at the top level (where self-governing authorities are located alongside government-appointed voivods), 314 counties as poviats at the intermediate level and 2,479 basic units of locally-elected governments, known as gminas (including 66 cities with poviat status).  Self-governing authorities are elected by popular vote.  All of the self-governing entities are financially autonomous and independent of each other and of the Government.  The Prime Minister may limit their activities only to the extent that their actions conflict with national law.  The self-governing entities are financed by a share of national taxes and by their own revenues, such as local taxes and fees.  The gminas are entitled under the Constitution to exercise powers that are not designated as powers of other public authorities.

Judicial authority is vested in the Supreme Court and appellate, regional and lower courts.  A separate Constitutional Tribunal has jurisdiction over all matters relating to constitutional issues.

Current Government and Politics

The most recent presidential election concluded on July 4, 2010, after two rounds.  The two competing candidates were Jarosław Kaczyński, of the Law and Justice (“PiS”) party and Bronisław Komorowski of the Civic Platform (“PO”) party (formerly the speaker of Parliament and acting President since April 2010, following the death of the previous President in a plane crash on April 10, 2010).  Bronisław Komorowski won the election with 53.01 percent of the votes and assumed office on August 6, 2010.  The next presidential elections will be held on May 10, 2015.

The most recent Parliamentary elections were held on October 9, 2011.  Following these elections PO received 39.18 percent of the vote, PiS received 29.89 percent of the vote, the Palikot Movement (now known as the Twój Ruch party) received 10.02 percent of the vote, the Polish People’s Party (“PSL”) received 8.36 percent of the vote and the Democratic Left Alliance (“SLD”) party received 8.24 percent of the vote.  In November 2011, the current Government was formed, led by re-elected Prime Minister Donald Tusk and supported by the same coalition of parties that supported Mr. Tusk’s previous Government.  In September 2014 Ewa Kopacz succeeded Mr.  Tusk as Prime Minister due to the appointment of Mr. Tusk as President of the European Council.

The following table shows a breakdown of the distribution of seats in the Sejm (by party) and the Senate (by party) as of January 23, 2014:

Seats
Sejm
Civic Platform (PO)	200
Law and Justice (PiS)	132
Polish People’s Party (PSL)	38
Democratic Left Alliance (SLD)	33
Twój Ruch (formerly Palikot Movement)	15
Sprawiedliwa Polska	15
Unaffiliated	27
Total	460

Seats
Senate
Civic Platform (PO)	61
Law and Justice (PiS)	31
Polish People’s Party (PSL)	2
Sprawiedliwa Polska	1
Unaffiliated	5
Total	100
___________
Source:  Sejm and Senate

The most recent local elections were held in November 2014 with votes spread between local committees and main political parties.  Of the two largest political parties, PO received 26.36 percent of the national vote and 179 out of 555 available seats in the regional legislatures, and PiS received 26.85 percent of the national vote and 171 seats in the regional legislatures.

The next Parliamentary elections will be held in October 2015.

International Relations and Regional Arrangements

International Relations

Poland is a founding member of the United Nations, belongs to most international organizations and maintains diplomatic relations with 190 countries.  In 1967, Poland joined the General Agreement on Tariffs and Trade (“GATT”) and is a member of the World Trade Organization (“WTO”), the successor to GATT.  In 1986, Poland re-joined the International Bank for Reconstruction and Development (“IBRD”), known as the World Bank, and the International Monetary Fund (“IMF”), having withdrawn its original memberships in 1950.  Since 1987, Poland has also been a member of the International Finance Corporation (“IFC”) and the International Development Association (“IDA”).  Poland became a member of the Multilateral Investment Guarantee Agency (“MIGA”) in 1990.  In addition, Poland was a founding member of the European Bank for Reconstruction and Development (“EBRD”).  In 1996, Poland was accepted for full membership in the Organization for Economic Co-operation and Development (“OECD”).  It became a member of the European Investment Bank (“EIB”) in 2004 following its accession to the European Union, and joined the Council of Europe Development Bank (“CEB”) in 1998.

On March 12, 1999, Poland became a member of the North Atlantic Treaty Organization.

Regional Arrangements

European Union Membership and Adoption of the Euro

Poland and nine other candidate countries signed the Accession Treaty with the European Union (the “Accession Treaty”) on April 16, 2003 in Athens.  The Accession Treaty was ratified by all EU members and candidate countries and came into force on May 1, 2004.

Accession to the EU enabled Poland to participate in the EU legislative and decision-making process and made it bound by EU law (i.e., EU treaties, regulations, directives and decisions).  By acceding to the EU, Poland became eligible to have representation in the European Parliament.  For the purpose of European Parliamentary elections Poland is subdivided into constituencies, in the same manner as the United Kingdom, Ireland, Italy, France, Netherlands, Belgium and Germany.  Following the European Parliamentary elections in 2014, Poland has 51 members of the European Parliament, with the majority of its members belonging to the Group of European People’s Party or the Group of European Conservatives and Reformists.

As a member of the EU, Poland has to comply with the Stability and Growth Pact, which is a rule-based framework for the coordination of national fiscal policies in the economic and monetary union (“EMU”).  It was established to safeguard sound public finances, an important requirement for the EMU to function properly.  The adoption of the single currency (i.e., the euro) is required by the Accession Treaty and has been set as a strategic objective of the Polish Government.  Its adoption requires fulfilment of certain economic and legal criteria and participation in the Exchange Rate Mechanism (“ERM II”).

Poland has undertaken comprehensive preparatory measures to meet the relevant economic and legal criteria in the future, but no specific date has been established for adoption of the euro.

Actions being taken towards meeting the goal of euro adoption are currently focused mainly on maximizing the potential benefits and addressing the macroeconomic risks that may result from such adoption.  To date, Poland’s strategy towards euro adoption has been based on four pillars: (1) economic policy aimed at the durable fulfillment of the convergence criteria under the Maastricht Treaty (together, the “Maastricht Criteria”), especially the fiscal criterion; (2) structural reforms introduced in order to strengthen the institutional framework of the Polish economy, improve its flexibility and foster competitiveness; (3) early preparation and subsequent updating of the National Euro Changeover Plan; and (4) stability of the eurozone.

As of December 31, 2014, two out of the four Maastricht Criteria had been met – the inflation criterion and the interest rate criterion.  The fiscal criterion has not yet been met due to the excessive deficit procedure (“EDP”) imposed on Poland by the Council of the EU, although pursuant to the Economic and Financial Affairs Council’s (“Ecofin Council”) latest recommendations the deadline for eliminating Poland’s excessive deficit has been set for 2015.  See “—EU Reporting Requirements and the Excessive Deficit Procedure”.  In December 2013, a fiscal (expenditure) rule was introduced to the Polish legal framework with the view of securing the long-term stability of public finances and thereby meeting the fiscal criterion in a sustainable manner.  See “Public Finance—the State Budget—Stabilizing Expenditure Rule”.  The exchange rate stability criterion has not been met as the Polish złoty is not yet part of the ERM II.

Sustainable fulfillment of the Maastricht Criteria needs to be accompanied by structural reforms aimed at fostering the competitiveness of the Polish economy.  Recent turmoil in eurozone member states (especially in Greece, Portugal and Spain) has emphasized the role of economic competitiveness in mitigating fluctuations in economic activity under conditions of a single monetary policy and a fixed nominal exchange rate.  Therefore, various analyses regarding increasing the flexibility of the Polish economy (with a particular focus on the market for goods) as well as boosting export competitiveness are being conducted, the bulk of them in cooperation between Ministry of Finance, the NBP and the World Bank.

Practical preparations for the euro changeover in Poland have also begun.  In January 2009, the Government Plenipotentiary for the Euro Adoption in Poland was appointed and, on November 3, 2009, the organizational structure for euro adoption in Poland was officially set up.  The structure comprises the National Coordination

Committee for the Euro Changeover, the Coordinating Council, as well as eight working committees and two task groups.  The task of these bodies is to initiate, coordinate and monitor practical preparations for euro adoption in Poland.  An important milestone was the preparation of the National Euro Changeover Plan in 2011.  The main objective of the National Euro Changeover Plan is to define the necessary actions to be taken in order to ensure a smooth and efficient introduction of the euro.  In 2011, the National Euro Changeover Plan was approved by the European Committee of the Council of Ministers, however, due to the large number of institutional changes being implemented in the EU and the eurozone, the document needs to be revised and appropriate analyses are currently being conducted.

A vital condition for the adoption of the euro in Poland is the stability of the eurozone itself and the effective functioning of the EU banking union.  The Polish Government is actively monitoring the developments in the eurozone that aim at strengthening its institutional setup.  Fiscal turbulence taking place in several eurozone member states stresses the need for institutional changes and demonstrates the importance of the sustainable fulfillment of the Maastricht Criteria.

Due to a high level of uncertainty about future economic conditions, it is not currently possible to indicate a credible target date for the adoption of the euro in Poland.  A target date will be specified as soon as a reliable prospect of meeting the above mentioned Maastricht Criteria is reached.  However, the Government perceives the continuation of euro adoption preparations as beneficial for the Polish economy, especially in the areas of the first and second pillars of the euro adoption strategy (sustainable fulfillment of the Maastricht Criteria and structural reforms); the Government is taking an active stance on preparations for euro adoption and is working toward its aim of achieving systematic progress in the realization of its euro adoption reform agenda.

EU Reporting Requirements and the Excessive Deficit Procedure

Like all EU member states, Poland is subject to multilateral surveillance by the EU’s Council and is obliged to prepare Convergence Programme updates on an annual basis.  The Convergence Programme provides for monitoring economic developments in each of the member states and for the EU as a whole, as well as consistency of member state economic policies with the broad guidelines set by the EU, on a regular basis.

Each Convergence Programme update prepared by Poland covers fiscal policy, the main assumptions underlying its economic outlook and an assessment of economic policy measures and their budgetary impact.  This information is presented for the current and previous year and also includes forecasts for the following three years.  Poland published its latest Convergence Programme update in April 2014.  The Convergence Programme update also contains information on measures taken by the Government in order to comply with the recommendations of the Ecofin Council for eliminating Poland’s excessive general government deficit.

Poland has been subject to the EU’s EDP since 2009, and is therefore also required under the Stability and Growth Pact to provide the Ecofin Council and the European Commission with periodic reports on the measures it has taken to reduce its deficit in accordance with recommendations made by the Ecofin Council.  The most recent such recommendations were issued by the Ecofin Council on December 10, 2013, in a decision that acknowledged that Poland had not to date taken effective action to comply with the Ecofin Council’s previous recommendations under the EDP.

The Ecofin Council’s previous recommendations were not met due to a number of factors, as set out in a report presenting measures aimed at reducing Poland’s excessive deficit that was submitted by Poland to the Ecofin Council and the European Commission on October 1, 2013.  According to that report, the first half of 2013 showed a slowdown of GDP growth and lower than projected general government revenues due to the impact of automatic stabilizers, pro-cyclical tax elasticity resulting in lower tax revenues, and downward trends in domestic demand and public investment.  As a result, general government revenues in 2013 were expected to reach 36.6 percent of GDP, which was 1.3 percentage points lower than the 37.9 percent projected in Poland’s 2013 Convergence Programme update released in April 2013 (“CP 2013”). In addition, the ratio of general government expenditures to GDP in 2013 was expected to be higher by 0.1 percentage points than predicted in the CP 2013.  These increased expenditures were influenced by a greater than expected increase in social spending (by 0.3 percentage points of GDP), which included spending on unemployment benefits, pre-retirement benefits, sickness allowances and the one-off effect of the Constitutional Court’s judgment requiring the recording of certain pension payments to the then-current year.  Expenditures were also influenced by a deeper than expected decline in public investments (by 0.2 percentage points of GDP), due to the lower absorption of EU funds.  Despite the fiscal consolidation measures taken, the general government deficit was expected to increase, as a percentage of GDP, by 0.9 percentage points in 2013, as compared to 2012, due to a decline in revenues of 1.8 percentage points which was only partially offset by expenditure consolidation of 0.9 percentage points.  As a result, the nominal deficit was expected to reach approximately 4.8 percent of GDP in 2013, which would have been 1.2 percentage points of GDP greater than the Ecofin Council’s previous recommended budget deficit target for 2013.  The increase in the deficit compared to that assumed in the CP 2013 was mostly due to cyclical factors, in particular the decline in tax revenues due to the strong pro-cyclical deterioration in tax elasticity with respect to the tax base.

Pursuant to the latest recommendations issued by the Ecofin Council, the previous 2014 deadline for ending Poland’s excessive deficit was extended to 2015.  In addition, Poland’s general government nominal deficit targets were set at 4.8 percent of GDP in 2013, 3.9 percent of GDP in 2014 and 2.8 percent of GDP in 2015, excluding any impact of asset transfers resulting from pension reforms ongoing at the time (see “Public Finance-Social Security System – Pension System Reform”). The new recommendations also required Poland to take effective action to reduce its deficit and to inform the European Commission and the Ecofin Council of any such action by April 15, 2014.  In particular, the European Commission expected that Polish authorities would: (i) improve the quality of public finances, in particular through minimizing cuts in growth-enhancing infrastructure investments, as well as through a careful review of social expenditures and their efficiency; (ii) improve tax compliance and increase the efficiency of tax administration; and (iii) make the institutional framework of public finances more binding and transparent, including through adjusting the definitions used in national accounting to ESA 2010 standards and ensuring sufficiently broad coverage, improving intra-annual monitoring of budget execution and ensuring an effective and timely monitoring of compliance with the permanent stabilizing expenditure rule (see “Public Finance – Stabilizing Expenditure Rule”), based on a reliable and independent analysis carried out by independent bodies or bodies endowed with functional autonomy with respect to the fiscal authorities.

Poland has, since the date of the Ecofin Council’s December 2013 decision, submitted two reports to the Ecofin Council and the European Commission.  According to the most recent such report, which was submitted in October 2014, the nominal deficit in 2013 was, at 4.0 percent of GDP, 0.8 percentage points of GDP lower than the Ecofin Council’s recommended target.  Although the deficit increased in 2013, as Poland avoided the pursuance of a restrictive fiscal policy during this period, positive economic growth was thereby preserved, and additional deficit reducing measures have now been implemented or are contemplated in order to meet Poland’s medium-term budgetary objective of a structural deficit of 1 percent of GDP (the “MTO”) in 2018.  That report therefore also forecasts reductions of the nominal deficit in 2014 and 2015 to 3.3 percent and 2.5 percent of GDP respectively.  These forecasts are in each case lower (by 0.6 and 0.3 percentage points of GDP, respectively) than the Ecofin Council’s most recent recommendations.  Poland therefore currently expects to exit the EDP in 2016.  See “Public Finance”.

Inflow of EU Funds

One of the most important issues in the early years of Poland’s membership of the EU has been to implement effectively projects co-financed by the EU.  This is in line with the principle of European solidarity, which requires that the more affluent member states help less developed EU countries bridge the gap in their economic and social development.  Poland’s EU membership resulted in a major inflow of EU funds of approximately EUR 107 billion between May 2004 and November 2014 (mostly from structural funds for Cohesion Policy-related initiatives and payments under the Common Agricultural Policy).  Conversely, during that period Poland made approximately EUR 34.7 billion of “Own Resources” payments to the EU.  The net inflow of EU resources during that period amounted to approximately EUR 72.2 billion.

Inflow of EU funds into Poland since the EU accession is presented below.

	2010	2011	2012	2013	Eleven months ended November 30, 2014
	(EUR millions)
Inflow of EU Funds
Cohesion Policy	7,650.3	9,804.4	10,469.0	10,611.5	9,963.6
Common Agricultural Policy	3,515.8	4,326.3	4,931.3	4,999.2	4,657.2
Transition Facility	3.4	0.0	0.0	0.0	0.0
Other Funds	52.0	130.8	19.8	5.7	4.3
Migratory Funds	7.8	9.0	19.8	19.2	6.9
Total	11,229.3	14,270.5	15,440.0	15,635.6	14,632.1
____________
Source:  Ministry of Finance

The following table sets forth information relating to the use of EU funds for the period from May 2004 to November 2014.

(EUR millions)
Current expenditures	48,585.04
Capital expenditures	58,448.19
Total	107,033.23
____________
Source:  Ministry of Finance

The following table sets forth certain information with respect to projected inflow of EU funds for the periods indicated.  These are projections based on the current EU budget and do not reflect legal commitments on behalf of the EU to provide the funds.  See “About this Prospectus” for further information with respect to forward looking statements.

	2014	2015	2016
	(EUR millions)
Projected Future Inflows of EU Funds
Common Agricultural Policy	4,976.0	5,905.4	4,672.6
Cohesion Policy	11,679.4	12,154.3	10,096.3
____________
Source:  Ministry of Finance

The following table set forth certain information with respect to Poland’s contribution to the EU budget (i.e. “Own Resources” payments to the EU) for the periods indicated.

	2010	2011	2012	2013	Eleven months ended November 30, 2014
	(EUR millions)
Own Resources Payments
Payments related to Gross National Income	2,487.3	2,641.5	2,504.0	3,242.1	2,667.0
Payments related to VAT	506.9	548.6	516.0	549.3	528.9
Traditional Own Resources Payments	309.9	363.9	361.1	396.0	386.3
Rebates and corrections	185.8	179.7	187.6	251.7	238.3
Total	3,489.9	3,733.8	3,568.7	4,439.1	3,820.5
____________
Source:  Ministry of Finance

Relationship with Multilateral Financial Institutions

Poland is a member of various multilateral financial institutions, including the World Bank, the EIB, the EBRD and the IMF.  As of October 30, 2014, Poland’s liabilities to multilateral financial institutions amounted to EUR 15.1 billion and accounted for 23.7 percent of the State Treasury’s total external debt.

World Bank

The World Bank has provided significant financial support for Polish structural reforms as well as for the development of the Polish finance, infrastructure, health, environment and energy sectors.  As of December 31, 2014, the World Bank had authorized a total of U.S.$14.7 billion in loans to Poland, approximately U.S.$13.4 billion of which had already been disbursed.  These amounts included loans granted to and guaranteed by the State Treasury.  As of December 31, 2014, the World Bank’s exposure to Poland, net of principal repayments, amounted to U.S.$7.7 billion.

European Investment Bank

Poland signed its first framework agreement with the EIB in 1990 and became a full member of the EIB upon its accession to the EU in May 2004.

The main areas of EIB operations in Poland comprise the transport, power and energy, health, higher education, telecommunications and agriculture sectors.  In addition, the EIB provides commercially based loans to private enterprises and municipalities, as well as loans to financial intermediaries, in order to fund loans to small and medium sized enterprises.

As of December 31, 2014, the EIB had committed EUR 50.7 billion to Polish borrowers, of which EUR 38.1 billion had already been disbursed.  As of December 31, 2014 the EIB’s exposure to Polish borrowers, net of principal repayments, amounted to EUR 30.2 billion.

European Bank for Reconstruction and Development

Since the beginning of its operations in Poland, the EBRD has committed over EUR 7.3 billion (as of December 31, 2014) in various sectors of the country’s economy (corporate, financial institutions, infrastructure and energy), of which EUR 1.0 billion was granted to the public sector and EUR 6.3 billion was granted to the private sector.  As of December 31, 2014, the EBRD had also helped arrange over EUR 37.4 billion of commitments from other sources of financing and had undertaken 346 projects in the country.

International Monetary Fund

Poland is a member of the IMF’s Special Data Dissemination System and complies with applicable practices and standards in publicly disseminating economic and financial data.  Currently, the IMF performs standard Article IV consultations with Poland on a 12-month cycle and makes unscheduled staff visits.

In 1999, Poland was invited to participate in the IMF’s financial transactions plan.  Under this plan, Poland contributes to the funding of IMF investments.  The funding provided by Poland is based on a quota that is determined by the IMF as the upper limit of Poland’s obligation to make resources available to the IMF for its financial transactions.  In 2011, Poland’s quota share in the IMF increased to 0.71 percent from 0.63 percent in 2009 and will further increase to 0.86 percent once the amended Articles of Agreement come into force.

Poland also contributes resources to the IMF through its participation in the New Arrangements to Borrow (“NAB”) system of standing credit lines and through the provision of bilateral loans to the IMF.  On November 18, 2011 the National Bank of Poland joined the NAB.  The NBP’s commitment to the NAB is 2.53 billion of special drawing rights (“SDRs”) (about U.S.$3.62 billion).  In March 2013, the NBP signed with the IMF a bilateral loan agreement under which the NBP may lend the IMF up to EUR 6.27 billion.

On January 14, 2015, the Executive Board of the IMF approved a Flexible Credit Line (“FCL”) for Poland for two years in the amount of SDR 15.5 billion (approximately U.S.$23 billion), subject to a review after the first year.  The current FCL supersedes four previous FCL arrangements concluded in January 2013 (which was SDR 6.5 billion larger than the current FCL), January 2011, July 2010 and May 2009.  It is designed to provide assistance to countries with sound economic fundamentals, policies and track records of policy implementation.  As in the case of previous credit lines, Poland intends to treat this FCL as precautionary and does not intend to draw on the facility.  Prior to 2009, the most recent financial arrangement with the IMF was a SDR 333.3 million stand-by arrangement which was approved in 1994 and fully repaid in 1995.

Under Article IV of the IMF’s Articles of Agreement, the IMF is in charge of (i) overseeing the international monetary system to ensure its effective operation, and (ii) monitoring each member’s compliance with its policy obligations.  On October 30, 2014, the IMF concluded its most recent staff visit to Poland.  The IMF emphasized that policy-makers should focus on safeguarding economic stability and growth, including through possible further interest rate cuts to combat any continued declines in inflation expectations or economic activity that may eventuate, strict enforcement of the stabilizing expenditure rule (see “Public Finance- Stabilizing Expenditure Rule”) and the timely implementation of macroprudential and bank resolution frameworks.  The IMF also noted that external downside risks, such as a protracted period of slower growth in the euro area, a generalized slowdown in emerging markets, continued geopolitical tensions in the region and the normalization of U.S. monetary policy, remain elevated.  The IMF projected that the general government deficit would narrow to approximately 3.25 percent of GDP in 2014 and further to about 2.75 percent of GDP in 2015.  As noted above under “—European Union Membership – EU Reporting Requirements and the Excessive Deficit Procedure”, the Government expects the general government deficit to decrease to 3.3 percent and 2.5 percent of GDP in 2014 and 2015, respectively.

Over the medium-term, the IMF predicted a more positive economic outlook for Poland supported by domestic demand, and suggested that further fiscal consolidation of approximately 1 percent of GDP will be necessary to obtain the Government’s MTO (of a structural deficit of 1.0 percent of GDP).
International Development Association

Since 1988 Poland has been a member and contributor to the IDA, which grants preferential long-term loans to the world’s poorest countries.  As of December 31, 2014, Poland’s contribution to the IDA amounted to SDR 40.44 million of which SDR 28.22 million have already been paid.  Additionally, in 2006, Poland joined the Multilateral Debt Relief Initiative, committing to contribute the equivalent of PLN 34.04 million until 2043, of which eight instalments   in the total amount of PLN 4.54 million each have already been paid.

Nordic Investment Bank

Although Poland is not a member of the Nordic Investment Bank (“NIB”), it has access to NIB resources.  As of December 31, 2014, loans granted to local governments and private sector entities in Poland by the NIB amounted to approximately EUR 531.2 million.

Council of Europe Development Bank

Poland has been a member of the CEB since 1998.  As of December 31, 2014, the CEB had approved EUR 3.4 billion in loans to Poland, of which EUR 2.6 billion had already been disbursed.  The total value of loans extended to the State Treasury in the form of signed projects as of December 31, 2014 amounted to approximately EUR 517.4 million, of which EUR 435.3 million had already been disbursed.  As of December 31, 2014, CEB’s exposure to the State Treasury amounted to EUR 188.2 million.

Major International Treaties

Since joining the EU, Poland’s trade policy has been in accordance with the rules of the EU Treaty.  The EU has a customs union among EU member states and a common trade policy in relation to non-EU countries which involves, among other things, a common customs tariff, a common import and export regime and the undertaking of uniform trade liberalization measures as well as trade defense instruments.  Poland is a party to all trade agreements concluded by the EU with other countries.

Some agreements to which Poland is party, concluded prior to entering the EU, remain in force, including the Trade and Navigation Treaty signed with Japan on November 16, 1978.  Poland is also a party to 59 agreements regulating mutual investment support and protection and is party to tax treaties with approximately 80 countries.

The Accession Treaty, together with the Treaty on the European Union and the Treaty on the Functioning of the European Union, constitute the legal base regulating, inter alia, economic, trade, service, capital and human resource flows, investment support and protection.

Poland also signed the Treaty on Stability, Coordination and Governance in the Economic and Monetary Union (“TSCG”) in March 2012.  However, Poland has not yet become bound by the provisions of this Treaty related to fiscal policy (Title III) and economic policy coordination (Title IV).  The provisions of this Treaty are expected to become fully applicable upon Poland’s adoption of the euro as a national currency.  See “—International Relations and Regional Arrangements—Regional Arrangements—European Union Membership and Adoption of the Euro”.  However, other European regulations implemented as a result of the economic crisis (such as the various measures under the EU Stability and Growth Pact, which is a framework for the coordination of national fiscal policies) are already binding on Poland.  Some of them will influence national economic policy when Poland adopts the common currency.

THE ECONOMY

The Polish economy is the eighth largest economy in the EU and the twenty-third largest in the world, according to the World Bank (based on 2013 GDP).  According to Eurostat, in 2013, Poland’s GDP per capita (at current prices) reached EUR 10,300 (Purchasing Power Standard (“PPS”) of 17,900, or 67.3 percent (based on PPS per inhabitant) of the EU average).  For the last 17 years, Poland has been one of the fastest growing economies in the EU.  From Poland’s accession to the EU in 2004 until 2013, GDP increased by about 50 percent, growing on average by 4.0 percent annually.  Owing largely to strong and diversified growth foundations, Poland avoided contraction during the economic crisis in 2008-2009.  Poland’s GDP grew by 2.6 percent in 2009, despite all other EU economies shrinking on average by 4.4 percent during the same period.  In 2010 GDP grew by 3.7 percent, while in 2011 GDP grew by 4.8 percent.  In 2012 and 2013 GDP growth slowed to 1.8 percent and 1.7 percent, respectively; however, preliminary data indicate that GDP growth rebounded to 3.3 percent in 2014.

Economic Performance

The Polish economy has undergone significant changes since the fall of communism in 1989.  In 1990, the first post-communist Government introduced economic reforms that focused on reducing the size of the public sector, eliminating price controls and opening the economy to external competition.  As a result, from its lowest point in 1991 until 2014, Poland’s GDP increased by more than one and a half times.

A second milestone for the Polish economy was the accession to the EU.  Even before the accession date (May 1, 2004), Poland was already benefiting from virtually unrestricted access to the common market.  Nevertheless, the value of exports to the EU had more than doubled by 2013, when compared with 2004.  A more intangible aspect of EU entry was the improvement in the perception and trustworthiness of Poland among international investors.  This helped to attract new foreign direct investment (“FDI”) inflows, which in the period 2004-2013 amounted to EUR 109 billion (calculated in accordance with the standards outlined by the IMF in the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”)).  Apart from market access and its improved reputation among foreign investors, Poland has benefited greatly from the introduction of EU legislation and EU structural transfers.  From May 2004 until the end of November 2014, these transfers (net of EU contributions made by Poland) amounted to EUR 72.2 billion.  Roughly two-third of the total EU transfers were structural and cohesion funds, used to fund infrastructure and human capital investments that support long-term growth.

The Polish economy continued to grow in 2013, although real GDP growth moderated somewhat to 1.7 percent, from 1.8 percent in the previous year.  Net exports remained the primary driver of GDP growth due to a greater increase in the volume of exports than in the volume of imports.  However, domestic demand only grew by 0.2 percent in 2013, as muted growth in private consumption (of 1.0 percent) was unable to compensate for the continued decline in real gross fixed capital formation (largely due to a drop in government sector investments, which have continued to decline from the peak they reached in 2011 in the lead-up to the EURO 2012 football championship held in June 2012) and a significant decline in inventories.

In the first three quarters of 2014 real GDP grew by 3.4 percent compared to the prior corresponding period, mainly on account of stronger domestic demand (which grew by 4.7 percent).  In particular, private consumption gained momentum (growing by 3.0 percent) as consumer confidence improved, employment increased and real wages rose.  Stronger aggregate demand and lower financing costs also fuelled a rebound in corporate investment (which has been anemic in recent years) over this period, driving an increase in real gross fixed capital formation of 9.8 percent.  Preliminary data suggest that these dynamics have continued to support growth, indicating that GDP grew by 3.3 percent in 2014.

Private consumption was valued at 60.9 percent of GDP in 2013, while real gross fixed capital formation represented 18.8 percent of GDP. Exports as a percentage of Poland’s GDP were 46.1 percent in 2013, substantially lower than in the neighboring Czech Republic (77.2 percent) and Slovakia (93 percent).

Although the recent appreciation of the CHF against the złoty due to the decision of the Swiss National Bank to abandon its floor on the euro–CHF exchange rate may negatively impact private consumption as a significant number of housing loans granted by Polish banks to Polish borrowers are denominated in CHF (see

“Monetary and Financial System—Structure and Development of the Polish Banking System”), the potential effects of this change in exchange rate are expected to be of minor importance to the economy as a whole due to the interest rate cut also announced by the Swiss National Bank on January 15, 2015 (which Polish banks are expected to pass on to the vast majority of relevant borrowers), recent wage increases, low oil prices and easing monetary policy.  According to the current estimates of the Polish Financial Stability Committee, the impact may correspond to a reduction of approximately 0.2 percent of annual gross households’ disposable income and approximately 0.1 percent of GDP. However, the Government is currently considering possible measures that may be implemented to provide assistance to borrowers of CHF-denominated loans, and has already encouraged Polish banks to pass on interest rate cuts to borrowers, lower foreign exchange spreads, reduce the exposure of borrowers to foreign exchange risk, prolong repayment periods, reduce collateral requirements and permit borrowers to convert CHF-denominated loans into złoty-denominated loans at an exchange rate at or around the rate prevailing prior to the Swiss National Bank’s announcement. Further legislative measures are also under consideration. Poland’s Office of Competition and Consumer Protection is also currently investigating whether consumer protection laws already require Poland’s banks to implement any such measures.

The following table sets out certain macroeconomic statistics for the five years ended 2013 and the nine months ended September 30, 2014:

	2010	2011	2012	2013	Nine months ended September 30, 2014
	(PLN billions)
Economic Data
Nominal GDP	1,437.4	1,553.6	1,615.9	1,662.1	1,248.3
	(Real growth %)
GDP	3.7	4.8	1.8	1.7	3.4
Exports	12.9	7.9	4.3	5.0	5.2
Imports	14.0	5.5	(0.6)	1.8	8.0
Total domestic demand	4.2	3.8	(0.4)	0.2	4.7
Private consumption	2.7	2.9	0.9	1.0	3.0
Public consumption	3.3	(2.3)	0.2	2.1	2.4
Gross capital formation	9.7	12.2	(4.3)	(3.7)	13.7
Real gross fixed capital formation	(0.4)	9.3	(1.5)	(0.9)	9.8
Value added	3.8	4.7	1.8	1.8	3.1
Industry	8.6	8.5	2.0	4.9	3.4
Construction	6.1	10.8	(3.2)	1.0	5.8
Trade; repair of motor vehicles	3.9	(2.6)	3.2	(0.2)	3.6

	2010	2011	2012	2013	Nine months ended September 30, 2014
	(Structure of GDP (GDP=100))
Economic Data
Exports	40.5	43.1	45.1	46.1	47.6
Imports	42.3	44.9	45.3	44.2	45.9
Private consumption	61.6	61.5	61.5	60.9	63.2
Public consumption	19.2	18.1	18.1	18.1	17.8
Gross capital formation	21.0	22.2	20.6	19.1	17.3
Real gross fixed capital formation	19.8	20.3	19.4	18.8	16.5
___________
Source:  Central Statistical Office; Eurostat

The changes that the Polish economy has experienced since 1989 are also reflected in the different sectors that have shown growth, especially during the first 10 years of transition.  For example, the agriculture sector has declined until stabilizing at around 3 percent of total GDP. On the other hand, due to robust growth, nearly

50 percent of the value added is now created in the services sector.  In terms of value added the most important services sections are trade and transport services.

The following table illustrates the composition of GDP (as a percentage of total GDP) by sections for the periods indicated:

	2010	2011	2012	2013	Nine months ended September 30, 2014
	(%)
Sections
Agriculture, forestry and fishing	2.6	2.9	2.8	2.9	3.0
Industry	21.7	22.3	22.4	22.9	22.3
Construction	7.3	7.3	6.7	6.6	6.2
Trade; repair of motor vehicles	17.1	16.2	17.0	16.9	17.6
Transport	4.7	4.8	5.4	5.3	5.5
Accommodation and catering	1.1	1.1	1.1	1.1	1.1
Information and communication	3.4	3.3	3.4	3.4	3.0
Financial and insurance activities	3.6	3.8	3.5	3.5	4.0
Real estate activities	4.7	4.6	4.6	4.5	4.6
Professional, scientific and technical activities and Administrative and support service activities	6.2	6.2	6.4	6.5	6.8
Public administration and defense; compulsory social security; Education; Human health and social work activities	13.6	13.2	13.1	13.2	12.6
Arts, entertainment and recreation; other service activities; activities of household and extra-territorial organizations and bodies	2.1	2.1	2.2	2.1	1.7
Gross value added	88.1	87.9	88.6	88.8	88.5
Taxes on products less subsidies on products	11.9	12.1	11.4	11.2	11.5
Gross Domestic Product	100.0	100.0	100.0	100.0	100.0
___________
Source:  Central Statistical Office.

External Risks to the Polish Economy

The Polish economy faces macroeconomic risks that are mainly related to external factors.  External risks stem primarily from a protracted recession in the eurozone that renewed concerns about potential spillovers to the Polish economy, the potential continuation or escalation of geopolitical tensions with Russia resulting in adverse economic effects on Poland both directly and indirectly via its regional trading partners, adverse changes in general market sentiment towards regional economies, and general market volatility.

Poland’s economic performance remains strongly correlated with that of the eurozone and Poland’s trade and financial relationships with the eurozone are significant.  As some larger economies have appeared increasingly vulnerable to the eurozone sovereign debt crisis, growth in the countries comprising the eurozone has significantly decreased, including in Germany, Poland’s largest export partner.  In addition, many EU countries are implementing or have implemented austerity measures that have had, and may continue to have, adverse impacts on economic growth in these countries, and may also increase the risk of potentially adverse political developments within these countries.  Recent political and economic developments affecting European economies, including the rise of populist anti-austerity political parties (such as those in Greece which formed a governing coalition following elections held on January 25, 2015), have brought back into focus a number of questions regarding the overall stability of the EMU. Despite measures taken by eurozone countries to alleviate credit risk, concerns persist with respect to the debt burden of certain eurozone countries (particularly Greece) and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual euro member states. The economic outlook is adversely affected by the risk that one or more eurozone countries could come under increasing pressure to leave the EMU, or the euro as the single currency of the eurozone could cease to exist. Any of these developments, or a perception that any of these developments may be likely to occur, could have a material adverse effect on the economic development of the affected countries or lead to economic recession or depression in Europe that could jeopardize the stability of financial markets or the overall financial and monetary system.

Given the strong economic and political ties between Poland and the rest of its EU trading partners, any material deterioration in the economy of an EU member state or any material deterioration in market conditions due to the uncertainties arising from problems in the EU could have negative effects on Poland’s economy.  More specifically, approximately three-quarters of Poland’s total exports of goods went to eurozone countries in 2013 and in the nine months ended September 30, 2014, which reflects Poland’s increasing trade and financial integration with core eurozone countries, and in particular Germany (which accounted for 25.1 and 26.0 percent of Poland’s exports over those respective periods).  See “Balance of Payments and Foreign Trade – Foreign Trade”. Due to the deterioration of economic activity in the eurozone and weakening domestic demand, GDP growth in Poland slowed in 2012 and 2013, and there is a risk that a similar course of events could unfold in the future.  As EU countries also accounted for approximately 89 percent of Poland’s FDI inflows in 2013, any future deterioration in the economies of those countries could also adversely affect investment inflows into Poland.

Although Russia and Ukraine only accounted for 5.3 and 2.8 percent, respectively, of Poland’s exports in 2013, the continuation or escalation of regional hostilities or the sanctions imposed by Russian authorities since August 2014 could have a material adverse effect on particular sectors of the Polish economy that are most reliant on exports to or imports from Russia and Ukraine, such as agriculture, energy, chemicals and other industries reliant on oil and gas imports from Russia (see “- Industry- Oil and Gas”). An escalation could also require increased defense expenditures, which are already planned to be increased to 2 percent of GDP by 2016.  Such a continuation or escalation could also indirectly impact the Polish economy by undermining growth in those of Poland’s regional trading partners that have strong trade and financial ties with Russia, by negatively affecting general market sentiment towards Central and Eastern European economies or by otherwise generating volatility in global financial markets.

More generally, as international investors’ reactions to events occurring in one country often may label an entire region or class of investment as disfavored by international investors, Poland could be adversely affected by negative economic, financial or political developments in other countries, such as the decision by the Swiss National Bank to abandon the peg of the CHF to the euro on January 15, 2015 (see “—Economic Performance” and “Monetary and Financial System-Structure and Development of the Polish Banking System”). A downside risk to the Polish economy also remains of a market over-reaction to any change in U.S. monetary policy.  Furthermore, general economic volatility on a global scale could trigger depreciation in the złoty or capital outflows, to which Poland remains vulnerable due to its relatively high levels of total external debt (PLN 1,221.3 billion as of September 30, 2014), gross borrowing needs (expected to be PLN 154.8 billion in 2015, according to the Budget Act 2015) and foreign currency exposures across its economy.  In 2010, 2011 and 2013, market volatility that adversely affected the złoty was countered on separate occasions by the intervention of the NBP to stabilize the exchange rate.  See “Total External Debt”, “Public Finance” and “Balance of Payments and Foreign Trade”.

Aside from the direct impact of lower exports, another potential negative effect is the deleveraging of the European banking sector.  Polish banks have managed to maintain good liquidity levels, capital buffers and low rates of non-performing loans.  Even though the parent companies of some Polish banks include foreign banks based in the countries that have been more severely affected by the recent eurozone sovereign debt crisis, currently there is no indication of liquidity problems affecting Polish banks.  See “Monetary and Financial System—Structure and Development of the Polish Banking System”.

Industry

Services

From 2005 to 2013, gross value added in the services sector increased by 28.2 percent in constant prices, while gross value added across the entire economy increased by 37.0 percent over the same period.  In current prices, however, the services sector has, in recent years, been the fastest growing and largest sector in Poland (as prices in the services sector change more dynamically than in the economy as a whole).  From a long-term analysis of the market (comprising, among others, the trade and repair, real estate activities and transport, storage sections) and non-market (comprising the public administration and defense, education as well as human health and social work activities sections) segments of the services sector it is readily apparent that the gross value added grew much quicker in market services (up by 33 percent) than in non-market ones (up by 13.8 percent) from 2005 to 2013 (in each case in constant prices).

In 2013, the services sector in Poland accounted for 63.5 percent of GDP in 2013.

Oil and Gas

Poland’s oil reserves are insignificant.  At the end of 2013, the documented reserves of crude oil were estimated at 24.38 million tons.

Russia is the main source of Poland’s crude oil imports, accounting for 95.4 percent of crude imports in 2013.   Poland is currently developing a new crude oil terminal in Gdańsk with capacity of 697 thousand cubic meters, which will significantly enhance the oil supply security of the country by increasing Poland’s ability to import crude oil and, potentially, other petroleum products from alternative suppliers.

Poland has extractable natural gas resources of approximately 98.0 billion cubic meters (“bcm”) according to estimates from 2012.  Total domestic consumption was approximately 15.8 bcm in 2013.  Approximately 27 percent (4.47 bcm) of natural gas consumed in Poland in 2013 was obtained from domestic production.  Gas is imported primarily from Russia (56 percent of total domestic consumption in 2013 – 9.1 bcm) and accounted for approximately 13 percent of Poland’s total energy supply as of 2011.  These supplies are supplemented by imports from Germany and the Czech Republic and, due to improvements made to transport and storage infrastructure in recent years, Poland now has the ability to import approximately 7.5 bcm a year from those countries.  Current storage capacity in Poland amounts to approximately 2.6 bcm.  In mid-2015, construction of a liquefied natural gas (“LNG”) terminal in Świnoujście is expected to become operational.  The terminal will have the capacity to regasify up to 5 billion cubic meters of natural gas a year, with the potential to increase this capacity to 7.5 bcm in the future.  In June 2009, POGC signed a contract with Qatargas according to which deliveries of approximately 1.5 bcm of natural gas (1 million tons of LNG) per year are expected to be made between 2015 and 2034.

Coal Mining and Electricity Generation

In Poland there are three main coal deposits: Górnośląskie Zagłębie Węglowe, Lubelskie Zagłębie Węglowe and Dolnośląskie Zagłębie Węglowe.  Mining is currently conducted in the first two deposits.  Industrial resources of coal in Poland are estimated at about 4 billion tons.  As of January 1, 2015 Poland has 28 active coal mines, with 23 of them held by three state-owned coal companies: Kompania Węglowa, which is wholly owned by the State Treasury, Katowicki Holding Węglowy, which is also wholly owned by the State Treasury, and Jastrzębska Spółka Węglowa, which is majority owned by the State Treasury.

In the eleven months ended November 30, 2014, 64.3 million tons of coal was mined in Poland, a decrease of 6.4 percent from the corresponding period in 2013.  Similarly, total coal sales in the eleven months ended November 30, 2014 were 10.3 percent lower, employment decreased by 5.0 percent and total revenues were 4.9 percent lower, compared to the corresponding period in 2013.  The current situation in the coal industry has been strongly influenced by significant falls in global coal prices in recent years.  After the first 11 months of 2014, steam coal prices were 6 percent lower than in the corresponding period of 2013 and average steam coal prices have decreased over the same period from PLN 296.34 to 278.56 per ton.  At these prices, many of Poland’s coal mines have been rendered unprofitable.

Due to the ongoing financial difficulties in the coal industry, on November 18, 2014 the Council of Ministers established the Government Plenipotentiary for the Restructuring of Coal Mining to manage and oversee the preparation and implementation of restructuring plans for the Polish coal mining industry and Poland’s state-owned coal mining assets.  On January 7, 2015 the Council of Ministers adopted, and on January 15, 2015 the Sejm approved, a plan to restructure Kompania Węglowa S.A., Europe’s largest coal producer with 14 coal mines and approximately 47,000 employees.  Following resistance from the relevant mining unions to the original plan, which proposed the closure of four unprofitable mines and significant consequential redundancies, the Government agreed on January 17, 2015 to make substantial modifications to the plan to avoid such closures.  As modified, the restructuring plan will involve disposing of four unprofitable mines to Spółka Restrukturyzacji Kopalń S.A., a state-owned mine restructuring company, for the purpose of restructuring, and contributing nine mines to a new special purpose vehicle to be co-owned by Węglokoks S.A. and some new investors, possibly including certain state-owned power utilities.  One mine may be sold directly to Węglokoks Kraj S.A.  The main purposes of the plan are ensuring energy security by safeguarding domestic supplies of coal to power plants over the next 30 years, securing financial security for the employees of the mines to be closed, continuing coal mining in Silesia where it is economically reasonable, and increasing production in profitable mines that have the potential to introduce a 6-working day week and increase the employment of underground miners (who will retain a 5-working day week).  The preliminary costs of the restructuring, including severance payments to terminated employees, are expected to amount to approximately PLN 1.4 billion in 2015 and another PLN 0.9 billion in 2016. Government officials have had initial discussions with the European Commission with respect to restructuring in the coal industry and a potential exemption from current EU-level restrictions on state aid. The restructuring is an on-going process and other coal producers may also be required to implement cost-cutting measures, which may prove controversial and have an adverse effect on labor relations in the coal industry.

Although Poland currently relies heavily on coal to fuel its electricity generation (with more than 80 percent of electricity generated from coal in 2013), the percentage of coal in the energy mix is expected to steadily decrease as anticipated increases in energy demand are proposed to be fulfilled by the development of renewable energy sources and nuclear energy, and the exploitation of unconventional (shale) gas.  Despite this, coal is expected to remain a critical fuel for electricity production until at least 2050 and production levels similar to 2014 levels are expected to be maintained in the near future.  As of 2013, the degree of Polish energy independence was approximately 70 to 80 percent due to Poland’s significant usage of coal, and Poland only needed to import approximately 5 percent of fuels it uses for electricity generation.  The continued importance of coal to Poland’s electricity generation will require actions to mitigate the adverse effects of coal on the environment, such as the development of modern, cleaner coal technologies by the Centrum Czystych Technologii Węglowych (Clean Coal Technologies Centre) which was opened in May 2013; in particular, Poland’s coal-fired power plants have to date received, and under the 2030 Climate and Energy Policy Framework dated October 2014 will continue to receive, significant concessions under the EU’s Emissions Trading System, however there is no guarantee that such concessions will be continued beyond the timeframe of the Framework.

On January 8, 2015, Treasury Minister Włodzimierz Karpiński announced that the State Treasury is working on a plan to consolidate Poland’s four major power utilities owned by the State Treasury into two companies in order to enable them to compete more effectively in the broader European market.  Discussions with stakeholders regarding this plan remain ongoing.

Manufacturing

Manufacturing accounted for 16.7 percent of GDP in 2013.  It further accounted for 23 percent of employed persons in 2013.  Manufacturing consists primarily of the manufacture of food products and beverages, machinery, furniture, domestic appliance, TV sets, chemicals and chemical products, metals and refined petroleum products as well as motor vehicles.

The leading car manufacturers in Poland are currently FIAT, Volkswagen and General Motors.  In 2013, 575,000 passenger cars and light goods vehicles (down by 9.6 percent compared to 2012) and more than 37,000 buses (up by 4.3 percent compared to 2012) were produced in Poland.  Less than 400,000 of these vehicles were earmarked for the domestic market.  Poland is also a major manufacturer of non-rail vehicles, parts and accessories which constitute an important part of Poland’s exports (10.7 percent in 2013).

Construction

Growth in the construction industry has come mostly from the private sector.  From the beginning of 1997, there has been an increase in construction activity in large cities, with significant investment coming from foreign capital.  Construction as a total percentage of GDP amounted to 6.6 percent of GDP in 2013.

Infrastructure

Transport Infrastructure

As of December 31, 2013, PKP Polish Railway Lines Company managed 19,000 kilometers of railways.  PKP is currently being restructured in order to strengthen its market position and to privatize some of the group companies.

Poland had over 273,000 kilometers of hard-surfaced public roads in 2010.  On January 25, 2011, the National Road Development Program for the years 2011–2015 was enacted by the Council of Ministers.  Following completion of the first stage of the Program the Polish national road network has been connected to most of the key international road networks.  In 2013 the Polish Government, in order to streamline preparations for the EU Multiannual Financial Framework for 2014-2020, adopted Annex No 5 and 6 to the National Road Development Program for the years 2011-2015.  These annexes have enabled the launch of procurement processes for new motorways, expressways and bypasses with a total length of over 1,560 kilometers.  A new National Road Development Program reflecting the EU Multiannual Financial Framework for 2014-2020 is expected to be enacted in 2015.

Polish seaports are key components of the national logistics chain.  Presently, there are four ports of strategic economic significance in Poland:  Gdańsk, Gdynia, Świnoujście and Szczecin.  There are also approximately 20 smaller cargo and passenger ports.

Poland has 13 airports which handle international air traffic.  Those airports handled approximately 25 million passengers in 2013.  Poland’s main hub airport is Warsaw F. Chopin airport which served 10.6 million passengers in 2013.

Poland’s major airline, Polskie Linie Lotnicze LOT S.A. (“LOT”), is 99.7 percent owned by the State Treasury following the completion of a restructuring process undertaken in the second half of 2014, involving a debt–for–equity swap relating to a rescue loan of PLN 400 million previously extended to LOT and additional equity contributions totaling PLN 127 million, that significantly increased the State Treasury’s holding.  The European Commission ruled on July 29, 2014 that the government support involved in this restructuring process constituted permissible state aid. LOT is a member of the international airline alliance Star Alliance.

Inflation

Following a period of high inflation in the early 1990s – a direct result of the structural changes in the Polish economy and price liberalization – the rate of inflation has steadily decreased.  In September 1998, the Monetary Policy Council (“MPC”) of the NBP adopted an inflation targeting strategy.  For the period following 2003, the inflation target was set at 2.5 percent with permitted fluctuations of +/- 1 percentage point.  This level remains the current target.

Since 2002, the average annual rate of CPI increases in Poland has not exceeded 5 percent.  More recently, inflation in 2012 amounted to 3.7 percent, but in the fourth quarter of 2012 a significant disinflation trend began; by December 2012, CPI inflation had decreased to a level close to the NBP’s inflation target of 2.5 percent.  In 2013 the inflation rate decreased further to 0.9 percent, mainly due to weak domestic demand due to higher unemployment, the ongoing economic recession in the eurozone and the resulting weakness in Poland’s import markets, and a negative output gap.  In 2014 inflationary pressures remained very limited and consumer prices remained at the same level as in 2013.  Additionally, in July 2014, CPI deflation commenced and in December 2014 prices were lower than a year ago by 1.0 percent.  This was the first period of CPI deflation in recent history.  Apart from weak domestic demand this deflation has been driven by sharp falls in food and energy prices (particularly oil prices).

The following table shows the average annual rates of change in consumer prices for the years indicated:

	2010	2011	2012	2013	2014
	(%)
CPI	2.6	4.3	3.7	0.9	0.0
___________
Source:  Central Statistical Office

Although the CPI level was sometimes negatively affected by high commodity prices on the global market, the level of core inflation (CPI excluding food and energy) since 2002 remains subdued (the average annual rate exceeded 2.5 percent only twice: in 2002 (2.7 percent) and in 2009 (2.7 percent)).  In 2014 core inflation amounted to 0.7 percent.

Labor Market

In 2013, the number of employed persons in Poland amounted to 14.2 million.  One person out of five (20.2 percent) was employed in the industrial sector and 14.9 percent in the trade and repairs sector.  A substantial share of the workforce is still employed in the agriculture sector (approximately 17 percent).

The Polish labor market has undergone substantial changes during the last 10 years.  In the years 2002–2004, as a result of structural reform, unemployment reached record high levels (close to 20 percent).  In the years 2004-2008, the fast improving economic situation in Poland helped to reduce the registered unemployment level to 9.5 percent at the end of 2008.

During the last economic crisis, the Polish labor market performed relatively well.  Although unemployment increased, job losses were concentrated mainly in the industrial sector and were offset by increasing employment in the service sector.  In 2011–2013, unemployment levels were still high in comparison to pre-crisis levels.

The registered unemployment rate at the end of December 2014 was 11.5 percent, down from 13.4 percent at the end of December 2013. As of September 30, 2014, young people (aged 18 to 24) constituted approximately 17 percent of the registered unemployed, down from 22 percent as of September 30, 2013. As of September 30, 2014, 27.0 percent of all registered unemployed were persons with only primary education, incomplete primary or lower secondary education, and 43.0 percent of the registered unemployed had been without a job for more than one year.

Poland has historically had a low labor participation rate:  only 63.6 percent of the working age population (ie., persons aged from 15 to 64 years) was active in the labor market in September 30, 2007 according to Eurostat.  That mainly reflected relatively easy access to early retirement schemes as well as a lower statutory retirement age (especially for women).  Following the end of compulsory military service and a substantial tightening of the early retirement criteria in 2009, the participation rate (especially among women) has improved gradually (by almost 3 percentage points since December 31, 2010) to 68.2 percent as of September 30, 2014.  In order to modernize the Polish labor market, the National Action Plan for Employment 2012-2014 was established. The National Action Plan for Employment 2015-2017 is currently being prepared, and is expected to be finalized in the first quarter of 2015. It is expected to aim to further increase the overall employment rate, labor participation rate and reduce total unemployment rate.  Efforts are expected to be directed to young people, persons over 50 years old and those with difficulties in the labor market (such as the long-term unemployed).  The National Action Plan for Employment 2015-2017 will also incorporate an increased focus on retraining or upskilling less skilled workers to enable them to work in more sophisticated or higher technology sectors that require higher qualifications, in response to the changing needs of regional and local labor markets.

The following table shows the registered unemployment rate in Poland since 2010 for the years indicated:

	2010	2011	2012	2013	2014
	(%)
Registered unemployment rate	12.4	12.5	13.4	13.4	11.5
___________
Source:  Central Statistical Office

According to the latest demographic forecasts by Eurostat (EUROPOP 2013), the working age population is estimated to decrease in Poland by 16.9 percent from 2013 to 2040, due to a low fertility rate and net emigration, resulting in an increase in the old age dependency ratio from 20.1 percent to 40.0 percent over that period.  However, the replacement of older workers with younger, better educated cohorts is expected to improve the overall education level of Poland’s labor force; Eurostat estimates that in 2030 the percentage of Poland’s population with a secondary or technical education will increase to approximately 28-29 percent from its current level of approximately 25 percent.  The overall projected trend is that notwithstanding the expected decrease in the size of the labor force in Poland, the quality of the labor force will improve over the medium term.

Citizens of Ukraine are the largest group of foreigners working in Poland.  In 2013, the number of work permits issued for citizens of Ukraine amounted to 20,416 (52.2 percent of total work permits issued) and in the first half of 2014 reached 11,328 (53.0 percent of total work permits issued), an increase of 19 percent in comparison to the first half of 2013.  In 2014, short–term employment of Ukrainians also increased by 61 percent from 2013 levels.  District labor offices registered 217,571 employer declarations of an intention to entrust work to Ukrainian citizens in 2013 (92.3 percent of all registered declarations in that year) and 318,727 declarations concerning Ukrainian citizens from January to October 2014 (96 percent of all registered declarations in that period).

While recent statistics indicate a significant increase in the number of foreigners working in Poland, the participation rate of foreigners in Poland’s labor market is marginal in comparison with other EU countries and does not have a material impact on the labor market as a whole, although it affects local economies in some regions.  Immigration policy is not considered to be the only solution to the demographic challenges faced by Poland and Poland is focusing on family policy (including expanding maternity leave and child income tax credit schemes) and labor force activation policy as well.

The following table shows the number of employed persons in Poland by major sections (including budgetary entities involved in national defense and public safety) at the end of the indicated periods:

	2010	2011	2012	2013	As of September 30, 2014(1)
	(in thousands)
Sections
Agriculture, forestry and fishing	2,376	2,377	2,378	2,379	83
Industry	2,910	2,915	2,868	2,872	2,556
Construction	865	909	867	811	442
Trade; repair of motor vehicles	2,189	2,159	2,123	2,122	1,190
Transportation and storage	701	728	730	730	502
Accommodation and catering	237	238	246	245	132
Information and communication	238	249	259	271	188
Financial and insurance activities	338	346	349	352	281
Real estate activities	196	198	195	199	116
Professional, scientific and technical activities	481	518	531	553	264
Administrative and support service activities	412	414	425	443	367
Public administration and defense; compulsory social security	970	952	958	963	646
Education	1,080	1,085	1,086	1,100	1,047
Human health and social work activities	764	775	791	805	633
Arts, entertainment and recreation	148	153	147	140	n.a. (2)
Other service activities	201	216	218	259	n.a. (2)
Total Employed Persons	14,107	14,233	14,172	14,244	8,582
___________
Source:  Central Statistical Office.

(1)
Figures as of September 30, 2014 exclude persons employed by economic entities with less than nine employees, private farms and budgetary entities conducting national defense and public safety activities.

(2)	Data not yet available.

Poland’s labor market competitiveness is largely due to relatively low labor costs and robust productivity gains.  According to Eurostat data, in 2013 the average hourly labor costs in Poland were EUR 7.6 compared with EUR 7.4 in 2012.  This was a similar level to the levels observed in countries such as Hungary (EUR 7.4), Slovakia (EUR 8.5) and Estonia (EUR 9.0) and a much lower level than in the European Union (EUR 23.7) and the eurozone (EUR 28.4).

According to Eurostat data, the unit labor cost in Poland in 2013 grew by approximately 2.5 percent compared to 2010 (compared to 14.8 percent in Bulgaria, 10.5 percent in Latvia and Luxembourg, 9.8 percent in Malta, 9.6 percent in Estonia and 9.5 percent in Finland).

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Poland’s current account has been in deficit since 1996.  Since September 30, 2014, Poland has prepared balance of payments and international investment position data according to BPM6.  Historical data was also re-compiled according to BPM6.  Poland’s current account deficit amounted to U.S.$17.6 billion in 2012 and U.S.$7.0 billion in 2013.  Measured by official balance of payments statistics, the trade deficit amounted to U.S.$13.8 billion in 2010, U.S.$17.4 billion in 2011, U.S.$9.2 billion in 2012 and the trade surplus amounted U.S.$0.8 billion  in 2013.  In the first nine months of 2014, preliminary data indicate that significant inflows of EU funds helped finance a narrowing of the current account deficit (which amounted to U.S.$5.4 billion) mainly due to a deficit in the primary income account.  The balance of trade was positive and amounted to U.S.$0.7 billion as measured by balance of payments statistics.  Poland’s exports of goods measured in U.S. dollars have grown from approximately U.S.$18.4 billion in 1994 to U.S.$197.8 billion in 2013.

In 2010, as a result of faster growth in imports than exports, the balance of trade deteriorated.  In 2011, imports growth was only slightly higher than exports.  In 2012, the balance of trade improved as a result of a decrease in the import of goods outpacing a parallel decrease in the export of goods.  Conversely, in 2013 the balance of trade improved as a result of an increase in exports outpacing the increase in imports.  The balance of trade in the first nine months of 2014 (which amounted to U.S.$0.7 billion) was at a similar level as in the corresponding period in 2013 (which amounted to U.S.$0.6 billion).

In 2010, the value of exports increased by 17.5 percent and the value of imports increased by 18.7 percent.  In 2011, the value of exports increased by 17.8 percent and the value of imports increased by 18.5 percent.  In 2012, the value of exports decreased by 1.7 percent and the value of imports decreased by 5.6 percent.  In 2013, the value of exports increased by 9.3 percent and the value of imports increased by 3.5 percent.  During the first nine months of 2014, despite falling food exports to Russia, both the value of exports and imports increased by 9.6 percent as compared to the corresponding period in 2013.

FDI inflows have financed a substantial portion of the current account deficit.  According to the NBP’s calculation methods, net FDI amounted to U.S.$9.2 billion in 2010.  In 2011, net FDI increased and amounted to U.S.$14 billion.  In 2012 and 2013, net FDI decreased and amounted to U.S.$6.6 billion and U.S.$3.7 billion respectively.  Net FDI financed 34.5 percent of the current account deficit in 2010, 51.2 percent in 2011, 37.7 percent in 2012, and 52.6 percent in 2013.  The following table sets out Poland’s balance of payments and related statistics for the periods indicated:

	2010	2011	2012	2013	Nine months ended September 30, 2014
	(U.S.$ millions)
Current Account	(26,032)	(26,999)	(17,631)	(6,988)	(5,393)
Balance on Goods	(13,777)	(17,386)	(9,233)	833	674
Goods: exports f.o.b.	156,349	184,165	180,985	197,787	158,888
Goods: imports f.o.b.	170,126	201,551	190,218	196,954	158,214
Balance on Services	4,397	7,256	7,980	10,647	7,221
Services: Credit	35,352	40,877	41,113	44,899	34,853
Services: Debit	30,955	33,621	33,133	34,252	27,632
Balance on Primary Income	(16,534)	(17,985)	(16,178)	(17,932)	(12,931)
Primary income: Credit	12,774	14,359	15,050	15,536	11,893
Primary income: Debit	29,308	32,344	31,228	33,468	24,824
Balance on Secondary Income	(118)	1,116	(200)	(536)	(357)
Secondary Income: Credit	6,836	8,442	7,819	7,957	6,161
Secondary Income: Debit	6,954	7,326	8,019	8,493	6,518
Capital Account	8,611	10,016	10,958	11,964	9,599
Capital account: Credit	9,217	11,795	11,618	12,620	10,380
Capital account: Debit	606	1,779	660	656	781
Financial Account	(32,746)	(27,800)	(12,064)	(7,146)	(6,754)
Direct investment assets	8,890	4,490	547	(3,660)	5,781
Direct investment liabilities	20,180	18,485	7,189	12	13,864
Portfolio investment assets	877	(845)	445	2,159	7,001
Equity securities	1,105	(681)	567	1,184	4,326
Debt securities	(228)	(164)	(122)	975	2,675
Portfolio investment liabilities	29,053	16,539	20,104	2,333	7,510
Equity securities	7,531	3,078	3,613	2,583	5,352
Debt securities	21,522	13,461	16,491	(250)	2,158
Other investment assets	3,137	3,758	2,117	325	4,607
Monetary authorities	(28)	2	0	1	1
Central and local government	242	76	319	58	14
MFI (excluding Central Bank)	889	2,216	112	(1,001)	2,678
Other sectors	2,034	1,464	1,686	1,267	1,914
Other investment liabilities	12,666	6,630	(3,649)	3,805	1,032
Monetary authorities	1,709	(1,615)	371	1,888	232
Central and local government	2,687	2,696	1,829	2,843	876
MFI (excluding Central Bank)	5,333	(100)	(4,735)	181	1,150
Other sectors	2,937	5,649	(1,114)	(1,107)	(1,226)
Financial derivatives	1,115	168	(2,732)	(765)	(291)
Official Reserve Assets	15,134	6,283	11,203	945	(1,446)
Net errors and omissions	(15,325)	(10,817)	(5,391)	(12,122)	(10,960)
Source:  NBP

Foreign Direct Investment

FDI comprises transactions on shares in direct investment entities (including purchases of such shares), reinvestment of earnings and a balance of transactions on debt instruments.

The inflow of FDI to Poland is based on data reported by companies and by banks.  Starting with the year 2013 the annual figures on FDI are set according to the OECD Benchmark Definition of Foreign Direct Investment – 4th edition; historical data have also been recompiled according to the new OECD Benchmark Definition.  The following table sets out the inflow of FDI to Poland for the periods indicated:

	Components of FDI inflow
	Equity capital	Reinvested earnings	Other capital	Total (net)
	(U.S.$ millions)
Year
2009	5,283	4,973	1,648	11,904
2010	4,170	7,444	1,181	12,794
2011	2,061	7,279	8,914	18,255
2012	(1,482)	5,605	2,996	7,119
2013	(7,234)	5,477	4,689	2,932
___________
Source:  NBP

In 2013 the value of net FDI inflow amounted to U.S.$2,932 million.  In 2013, the net inflow from EU countries amounted to U.S.$5,380 million, with the most significant investment coming from the United Kingdom and Germany, and the net outflow to countries outside the EU amounted to U.S.$2,448 million, with the most significant investment coming from Switzerland and the most significant outflows going to Jersey.

The relatively small net inflows in 2012 and 2013 were associated with the liquidation of a few special purpose entities (“SPEs”) which were used to transfer capital within international groups, with no impact on economic activity in Poland.  The liquidation of those SPEs has resulted in the outflow of equity capital in the FDI.  These transactions have also been recorded as inflow of capital in the Polish direct investment abroad figures, thereby rendering null their net impact.

Transactions of SPEs organized in Poland are recorded as both FDI inflows and simultaneously as FDI outflows in the form of Polish direct investment abroad.  Although the net impact on FDI of such transactions in the financial account is zero, those transactions have a significant impact on data on FDI in Poland and Polish direct investment abroad.  Prior to 2012, SPEs organized in Poland and capitalized by foreign companies instantly transferred that capital abroad, creating a net effect of zero.  Starting in 2012, certain SPEs organized in Poland were liquidated, resulting in a reverse flow of FDI. The following table sets out the impact of transactions of SPEs on FDI inflow to Poland for the periods indicated:

	SPEs in FDI inflow
	Transactions of SPEs	FDI Inflow (excluding transactions of SPEs)	FDI inflow (including transactions of SPEs)
		(U.S. $ millions)
Year
2009	1,852	10,052	11,904
2010	(1)	12,795	12,794
2011	2,333	15,922	18,255
2012	(5,303)	12,422	7,119
2013	(3,666)	6,599	2,932
Source:  NBP

Inflow of FDI in 2013 was mainly attributable to:  (i) reinvested earnings amounting to U.S.$5,477 million; (ii) net inflow of capital against debt instruments (other capital) of U.S.$4,689 million; and (iii) net outflow of equity from direct investment entities (defined as entities resident in Poland but whose direct owner is resident in another country) of U.S.$7,234 million.

Foreign Trade

Economic liberalization in Poland has led to a gradual opening up of the economy.  Exports accounted for 40.5 percent of GDP in 2010, 43.1 percent in 2011, 45.1 percent in 2012 and 46.1 percent in 2013.  Imports constituted 42.3 percent in 2010, 44.9 percent in 2011, 45.2 percent in 2012 and 44.2 percent in 2013.

Focus of Trade

As the economic transformation in Poland has progressed, the focus of trade has shifted from Central and Eastern European countries towards the EU countries.  In 2013, trade with EU countries accounted for 75.0 percent of exports and 58.5 percent of imports.  Germany is Poland’s largest trading partner, accounting for 25.1 percent of exports and 21.7 percent of imports in 2013.  Trade with other EU countries accounted for 49.9 percent of exports and 36.8 percent of imports in 2013.  According to preliminary data, in the period from January to September 2014, the EU remained Poland’s key trading partner accounting for 76.9 percent of exports and 58.4 percent of imports, with Germany accounting for 26.0 percent of exports and 21.8 percent of imports in that period.

The following table sets out, on a percentage basis, the geographic distribution of Poland’s exports and imports for the years indicated:

	2010		2011		2012		2013		Nine months ended September 30, 2014*
	Export	Import	Export	Import	Export	Import	Export	Import	Export	Import
Developed Countries:
Germany	26.1	21.9	26.1	22.3	25.1	21.3	25.1	21.7	26.0	21.8
Other EU countries	53.0	37.6	51.9	37.3	51.0	36.2	49.9	36.8	50.9	36.6
Other developed countries	5.8	7.7	6.3	7.1	6.2	7.1	6.9	7.5	6.8	6.6
Total developed countries	84.9	67.2	84.3	66.7	82.3	64.6	81.9	66.0	83.7	65.0
Central and Eastern Europe:
CEFTA(1)	0.7	0.2	0.7	0.2	0.7	0.2	0.6	0.2	0.8	0.2
Russia	4.2	10.2	4.5	12.1	5.3	14.0	5.3	12.1	4.4	11.2
Other Central and Eastern Europe(2)	3.1	1.4	3.1	1.9	3.6	1.7	3.5	1.3	2.3	1.3
Total Central and Eastern Europe	8.0	11.8	8.3	14.1	9.6	15.9	9.4	13.6	7.5	12.7
Developing countries	7.1	21.0	7.4	19.2	8.1	19.5	8.7	20.4	8.8	22.3
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
___________
Notes:  (*) Preliminary data.
(1)
In 2006, CEFTA consisted of Bulgaria, Romania, Croatia and Macedonia.  From May 1, 2007 to July 2013, CEFTA comprised: Albania, Bosnia and Herzegovina, Croatia, Macedonia, Moldova, Montenegro, Serbia and Kosovo.  Since July 1, 2013, CEFTA no longer includes Croatia due to Croatia’s accession to the EU.

(2)	“Other central and eastern Europe” includes European countries of the former USSR.

Source:  Central Statistical Office

Composition of Trade

Poland’s external trade is dominated by intra-industry trade (exports and imports of commodities in the same industry or production group in a given time).  The most significant export items in 2013 were machinery and transport equipment (for example, cars, vehicles, ships, boats, parts and accessories to motor vehicles), manufactured goods and miscellaneous manufactured articles (for example, other consumer goods).  The most significant imported items are similar to those which dominate exports, with chemicals and related products playing a relatively more important role than that of exports.  Imports consist mostly of manufactured goods.

The following table sets out the composition of Poland’s exports (based on customs data and the Standard International Trade Classification) for the years indicated:

	2010		2011		2012		2013		Nine months ended September 30, 2014*
	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)
Natural Resource-Based Goods:
Food and Live Animals.	14,744	9.2	17,653	9.3	19,352	10.5	22,606	11.0	17,662	10.7
Beverages and Tobacco.	2,101	1.3	2,386	1.3	2,458	1.3	2,750	1.3	2,524	1.5
Non-Food Raw Materials (excluding fuel)	3,706	2.3	4,488	2.4	4,362	2.4	5,115	2.5	4,075	2.5
Mineral Fuels, Lubricants and Related Materials	6,536	4.1	9,232	4.8	9,064	4.9	9,609	4.7	6,869	4.3
Animal and Vegetable Oils	324	0.2	378	0.2	426	0.2	640	0.3	481	0.3
Subtotal	27,411	17.1	34,137	18.0	35,662	19.3	40,720	19.8	31,611	19.2
Manufactured Goods Chemicals and Related Products	13,634	8.5	17,005	8.9	16,793	9.1	18,947	9.2	15,171	9.2
Manufactured Goods Classified Chiefly by Material	32,362	20.3	40,566	21.3	38,969	21.1	41,598	20.2	33,122	20.1
Machinery and Transport Equipment	65,687	41.1	73,966	38.8	69,062	37.4	77,558	37.6	62,175	37.8
Miscellaneous:
Manufactured Articles.	20,558	12.9	24,262	12.8	23,368	12.7	26,756	13.0	22,236	13.5
Non-Classified	106	0.1	312	0.2	807	0.4	559	0.3	221	0.1
Subtotal	132,347	82.9	156,111	82.0	148,999	80.7	165,418	80.2	132,925	80.8
Total	159,758	100.0	190,248	100.0	184,968	100.0	206,138	100.0	164,536	100.0
___________
Notes: (*)	Preliminary data.
Source:  Yearbook of Foreign Trade Statistics, Central Statistical Office

The following table sets out the composition of Poland’s imports (based on customs data and the Standard International Trade Classification) for the years indicated:

	2010		2011		2012		2013		Nine months ended September 30, 2014*
	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)
Natural Resource-Based Goods:
Food and Live Animals	11,641	6.5	13,810	6.5	13,806	7.0	15,333	7.3	11,874	7.2
Beverages and Tobacco	1,108	0.6	1,246	0.6	1,222	0.6	1,332	0.6	1,032	0.6
Non-Food Raw Materials (excluding fuel)	5,414	3.0	7,351	3.5	6,861	3.5	6,930	3.3	5,351	3.2
Mineral Fuels, Lubricants and Related Materials	19,020	10.7	26,779	12.6	26,268	13.2	24,026	11.5	18,160	10.9
Animal and Vegetable Oils	571	0.3	930	0.4	892	0.4	867	0.4	649	0.4
Subtotal	37,754	21.1	50,116	23.6	49,049	24.7	48,488	23.2	37,066	22.3
Manufactured Goods:
Chemicals and Related Products	25,386	14.3	30,139	14.2	27,553	13.9	29,895	14.3	24,679	14.9
Manufactured Goods Classified Chiefly by Material	31,722	17.8	38,667	18.3	34,395	17.3	36,216	17.3	29,597	17.8
Machinery and Transport Equipment	61,103	34.3	67,389	31.7	63,747	32.1	69,998	33.5	54,648	32.9
Miscellaneous	18,253	10.3	20,824	9.8	18,001	9.1	19,025	9.1	16,711	10.1
Manufactured Articles Non-Classified	3,845	2.2	5,194	2.4	5,717	2.9	5,158	2.5	3,181	1.9
Subtotal	140,309	78.9	162,213	76.4	149,413	75.3	160,292	76.8	128,816	77.7
Total	178,063	100.0	212,331	100.0	198,462	100.0	208,780	100.0	165,882	100.0
___________
Notes: (*)	Preliminary data.
Source:  Yearbook of Foreign Trade Statistics, Central Statistical Office

Trade Policy

Since Poland’s accession to the European Union on May 1, 2004, Poland has applied the EU’s Customs Tariff.

The Common Customs Tariff specifies tariff classification rules and customs rates for each Combined Nomenclature (“CN”) code describing goods.  Each economic operator that operates in Poland is obliged to comply with the Common Customs Tariff if its activity consists of the import or export of goods, regardless of whether they are domestic or foreign economic operators.

The Common Customs Tariff is binding in its entirety and directly applicable in all EU Member States, including Poland.

Since January 1, 2015, the Commission Implementing Regulation (EU) No 1101/2014 of October 16, 2014 amending Annex I to Council Regulation (EEC) No 2658/87 on the tariff and statistical nomenclature and on the Common Customs Tariff (OJ L 312 of 31.10.2014) has governed the Common Customs Tariff.

The average effective tariff rate as provided in the Budget Act for 2015 is 0.78 percent.  The effective tariff rate provided in the Budget Act for 2014 was 0.72 percent.  Although higher in 2015, the rate over the past few years has generally been declining.  The effective tariff rate depends on the value of imports from countries outside the EU.

Official Reserves

By the end of 2010, Poland’s official reserves amounted to U.S.$93.5 billion.  At the end of December 2011, reserves increased and amounted to U.S.$97.9 billion.  In 2012 Poland’s official reserves increased by U.S.$11.0 billion and at the end of year amounted to U.S.$108.9 billion.  In 2013 Poland’s official reserves decreased by U.S.$2.7 billion and at the end of year amounted to U.S.$106.2 billion.  In 2014 reserves decreased by U.S.$5.8 billion and at the end of the year amounted to U.S.$100.4 billion.  The Government considers these reserves to be adequate based on Poland’s short-term external debt and the months of import coverage these reserves provide.

The following table sets out certain information in U.S. dollar equivalents regarding Poland’s official reserve assets at the end of the periods indicated.

	Official Reserve Assets(1) Excluding Monetary Gold	Official Reserve Assets of Monetary Gold	Total Official Reserve Assets	Months of Import Coverage(2) in Total Official Reserves Assets
	(U.S.$ millions)	(U.S.$ millions)	(U.S.$ millions)
2010	88,848.0	4,666.4	93,514.4	6.3
2011	92,656.1	5,209.9	97,866.0	5.6
2012	103,408.6	5,506.0	108,914.6	6.7
2013	102,243.8	3,975.7	106,219.5	6.2
2014	96,469.6	3,968.6	100,438.2	n.a.(3)
___________
(1)	Including Poland’s reserve position in IMF.
(2)	Based on average imports of goods.
(3)	Data not yet available.

Source:  NBP

Foreign Exchange Regulations

In June 1995, Poland liberalized its current account according to Article VIII of the IMF Articles of Agreement.  Some restrictions still exist on direct investment in non-OECD countries and countries with which Poland did not conclude agreements on the bilateral protection of investments and on real estate, acquisitions and short-term capital movement transactions (as listed in the OECD Code of Liberalization of Capital Movements).

The złoty is fully convertible in all types of current account transactions and foreign investors are able to purchase foreign currencies with złoty for the transfer of profits and repatriation of capital without the requirement of a special foreign exchange permit.  A number of other foreign exchange transactions are generally permitted to be undertaken without obtaining authorization from the NBP.

Further liberalization of foreign exchange transactions with EU and OECD countries followed after the adoption of the Foreign Exchange Law in 2002 whereby nearly all prior restrictions were abolished.

Exchange Rate Policy

For several years prior to April 2000, Poland used a crawling peg with a fluctuating band system according to which a central exchange rate was established against a basket of currencies and was devalued at a fixed rate.  Since April 2000, the złoty has generally been floating freely.  However, the floating exchange rate regime does not rule out foreign exchange interventions should they prove necessary to address excessive volatility in foreign exchange markets or otherwise ensure domestic macroeconomic and financial stability, which is conducive to meeting the inflation target in the medium term.  One such intervention took place in April 2010 and five such interventions occurred between September and December 2011.  The last intervention took place on June 7, 2013 when, according to NBP’s official announcement, the NBP sold a certain amount of foreign currency for złotys.

Following the Swiss National Bank’s decision on January 15, 2015 to remove the exchange rate floor on the euro-CHF exchange rate, the euro plummeted significantly against the CHF, eventually stabilizing slightly above parity in the following days.  The exchange rate of the złoty against the CHF adjusted accordingly, settling at a level about 20 percent higher than that which prevailed prior to the Swiss National Bank’s announcement.  On January 15, 2015, the złoty also depreciated against the euro by 1.4 percent.  However, in the following days the złoty reversed almost half of its losses against the euro on the back of relatively positive economic indicators. The NBP has not to date sought to intervene in foreign exchange markets in response to these developments.

The following table sets out the official NBP exchange rate between the złoty and the U.S. dollar for the periods indicated:

	2010	2011	2012	2013	2014
	(PLN per U.S.$)
End of period	2.9641	3.4174	3.0996	3.0120	3.5072
Average	3.0157	2.9634	3.2570	3.1608	3.1551
___________
Source:  NBP

The following table sets out the official NBP exchange rate between the złoty and the euro for the periods indicated:

	2010	2011	2012	2013	2014
	(PLN per EUR)
End of period	3.9603	4.4168	4.0882	4.1472	4.2623
Average	3.9946	4.1198	4.1850	4.1975	4.1852
___________
Source:  NBP

MONETARY AND FINANCIAL SYSTEM

Structure and Development of the Polish Banking System

Until 1989, the Polish banking system was controlled by the State with business decisions subordinated to political priorities.  The reform of the Polish banking system began in 1989 when the Parliament adopted the Banking Law of January 31, 1989 (the “Banking Law”) and The Act on the National Bank of Poland of January 31, 1989 (the “NBP Act”).  As a result of these and subsequent changes in legislation and administrative procedures, a relatively large number of new private banks were established, which later underwent a process of consolidation.

As of September 30, 2014, there were 67 banks operating in Poland, including 39 domestic commercial banks (which 11 were banks with majority Polish ownership and 28 were banks with majority foreign ownership).  The sector was dominated by these commercial banks, which collectively held 93.3 percent of the Polish banking sector’s assets as of September 30, 2014.  As of September 30, 2014, 59.5 percent of the banking sector’s assets were held by foreign controlled banks (including branches of credit institutions).  There were also 566 cooperative banks and 28 branches of foreign credit institutions operating in Poland as of September 30, 2014, which respectively held 6.7 and 2.1 percent of the assets of the Polish banking sector as of that date.  Moreover, four domestic banks performed services abroad either through a subsidiary or a branch.

The Polish banking sector is stable and well capitalized, and Polish banks generally follow a strategy of minimal holdings of complex financial instruments or exposures to foreign sovereigns.  The capacity of Polish banks to absorb losses rose as a result of capital increases through share issuances and the retention of profits generated in the years 2008 to 2013.  The capital adequacy ratio increased from 11.1 percent in December 2008 to 14.9 percent in September 2014.  Since the onset of the global financial crisis in 2008, no Polish bank has required recapitalization with public funds.  Moreover, the results of the most recent macroeconomic stress tests conducted by the National Bank of Poland have shown the overall standing of the banking sector to be good without posing systemic risks.

Additionally, 15 Polish banks (accounting for 79.0 percent of Polish commercial banks’ assets) comfortably passed the European stress test and asset quality reviews coordinated and published  by the European Banking Authority in October 2014 (the majority of which were subject to the exercise conducted by the ECB due to their inclusion in the consolidated statements of a foreign parent company, with the Polish Financial Supervision Authority (“PFSA”) conducting additional tests for Polish banks, including such subsidiaries, on a stand-alone basis).  According to this exercise, the overall negative adjustment of the Common Equity Tier 1 (“CET1”) ratio for Polish banks (after accounting for the effect of tax) due to the outcome of the asset quality reviews (“AQRs”) amounted to 74 basis points. None of the tested banks’ CET1 ratios fell below 8 percent as a result of adjustments due to the outcomes of the AQRs, and no adjustments of their financial statements were required.  Overall, the stress tests demonstrated that Polish banks participating in the assessment are resilient to the occurrence of external stressors, and the potential impact of the adopted scenarios (both baseline and adverse) on capital adequacy, if they were to materialize, is limited.  The results of the stress tests indicated a marginal shortfall of CET1 funds in two banks in the total amount of 0.40 billion złotys, or 0.35 percent of the CET1 funds of the banking sector.  After taking into account the measures undertaken by one of these banks from the date of testing until the exercise results release date, the deficit decreased to 0.26 billion złotys, or 0.23 percent of the sector’s CET1 funds.  The other bank supplemented capital following the cut-off date of the exercise after acquiring the PFSA’s approval to recognize its profits from the current year in its CET1 capital.

As the banking sector in Poland performs mostly commercial banking activities and has not been extensively involved in investment banking or product structuring linked to subprime debt, it was affected by the global financial crisis mainly through deterioration of loan portfolio quality.  However, the growth rate of non-performing loans and impairment losses stabilized in 2011 and allowed the banking sector’s financial results to reach levels exceeding those reported in 2008.  Although since 2012 there has been a slowdown in economic growth resulting in increased credit risk costs (particularly in 2012) and the loosening of monetary policy narrowed banks’ net interest incomes, the final results of the banking sector in 2012 and 2013 were similar to those of 2011.  The year-to-date net earnings of the banking sector as of September 30, 2014 were 8 percent higher than in the corresponding period in 2013.

Bank loans to the non-financial sector continued to increase in the years 2011-2013, although at a lower rate due to a slowdown in economic growth.  However, since the fourth quarter of 2013 there has been an increase in the growth rate of such lending.

The annual growth of PLN-denominated housing loans reached 14.4 percent as of November 30, 2014.  Conversely, since 2012 banks have limited the supply of foreign currency-denominated housing loans, both due to elevated risk aversion and recommendations issued by the PFSA.  The value of the banking sector’s foreign exchange housing loans portfolio started decreasing in the second half of 2012, and by November 2014 the annual rate of growth had fallen to negative 6.0 percent.  As a consequence, the currency composition of newly extended housing loans has significantly changed since 2008 (when it was dominated by foreign currency (mainly CHF-denominated) loans), and currently virtually all new housing loans are denominated in PLN. However, as of November 2014, approximately 560,000 legacy CHF-denominated housing loans with a gross carrying amount of PLN 131.0 billion (representing 37.5 percent of all outstanding housing loans, and 14.7 percent of all loans to the non-financial sector) remained outstanding, of which 3.1 percent were non-performing and approximately 40 percent had loan-to-value ratios of more than 100 percent.  Nonetheless, the decision of the Swiss National Bank on January 15, 2015 to abandon the peg of the CHF to the euro is not currently expected to lead to a significant increase in non-performing loans or otherwise pose a material risk to the Polish banking sector or the broader Polish economy, due to the concurrent interest rate cut announced by the Swiss National Bank, recent wage increases, low oil prices, easing monetary policy and the robust capital buffers of and widespread use of hedging by Polish banks.  In a statement released on January 15, 2015, the NBP emphasized that the Polish banking sector is stable and resilient to external shocks, including to the volatility of the exchange rate.  However, it is possible that continued appreciation or volatility in the exchange rate of the złoty against the CHF may give rise to such issues in the future, particularly at smaller banks. Additionally, the Government is currently considering possible measures that may be implemented to provide assistance to borrowers of CHF-denominated loans, and has already encouraged Polish banks to pass on interest rate cuts to borrowers, lower foreign exchange spreads, reduce the exposure of borrowers to foreign exchange risk, prolong repayment periods, reduce collateral requirements and permit borrowers to convert CHF-denominated loans into złoty-denominated loans at an exchange rate at or around the rate prevailing prior to the Swiss National Bank’s announcement. Further legislative measures are also under consideration. Poland’s Office of Competition and Consumer Protection is also currently investigating whether consumer protection laws already require Poland’s banks to implement any such measures.  The implementation of such measures may adversely affect the profitability and financial position of the Polish banking sector.

The annual growth rate of consumer loans, which was negative from 2011 to mid-2013, has since turned positive and reached 4.0 percent as of November 30, 2014.  This reversal can be attributed to the implementation of Recommendation T (which was issued by the PFSA in the second quarter of 2013) on good practices with regard to risk management of retail credit exposures, as a result of which banks significantly eased their lending policies in the consumer loans segment.

After a period of positive annual growth starting in 2011, the growth rate of loans to enterprises fluctuated around zero for most of 2013, due to muted credit demand from the enterprise sector.  It turned positive in 2014 (reaching 5.9 percent in November 2014), mainly on the back of a strong rebound in investment loans since mid-2013.  A governmental guarantee program first implemented in 2009 and subsequently amended in 2013 also contributed to this growth by widening the accessibility of short-term credit for small and medium enterprises.

The National Bank of Poland

The NBP is the central bank of Poland.  The primary legislation governing the NBP is the Act on the National Bank of Poland of August 29, 1997 (the “NBP Act”) and the Banking Law of August 29, 1997 (the “Banking Law”) (both of which are consistent with EU standards), as well as EU law and the Constitution of Poland.

The NBP has two directing bodies, the President and the Management Board (consisting of the President and six to eight Members, including two Deputy Presidents).  Monetary policy decisions are taken by the MPC.  The President of the NBP is appointed for a six year term by the Sejm after nomination by the President of the Republic of Poland, with strictly limited rights of removal.  Marek Belka was officially appointed President of the NBP by the Sejm on June 10, 2010 and took office on June 11, 2010.

EU Law, the Constitution of Poland and the NBP Act confirm the NBP’s independence, which is essential for the credibility of the central bank and a prerequisite for Poland’s future participation in the EMU.  According to the Constitution, the NBP has the exclusive right to issue money as well as to formulate and implement monetary policy.  The NBP provides banking services to the central government and to other banks in the banking system.  Although the NBP may act as a financial agent to the Government, it is not regarded as liable for the obligations of the State Treasury in this respect.  The NBP is also responsible for establishing necessary conditions for the development of the banking system.  Following an amendment to the NBP Act in 2008, the NBP has been assigned the task to ensure the stability of the domestic financial system.

According to the Constitution and the NBP Act, the role of the MPC is to draw up annual monetary policy guidelines and submit these to the Sejm together with the draft budget submitted by the Council of Ministers.  The MPC determines monetary policy guidelines for each year and, on the basis of those guidelines, makes decisions concerning the use of the NBP’s key policy instruments, namely interest rates, required reserve ratios, open market operations, NBP loan and credit facilities and the exchange rate policy.  The MPC assesses the activity of the NBP Management Board with regard to its implementation of monetary policy guidelines.  It is also required to present a report to the Sejm on the performance of the monetary policy within five months after the end of each fiscal year.

Under the NBP Act, the powers of the President of the NBP are separated from those of the MPC and the Management Board of the NBP.  The MPC consists of ten members, namely the President of the NBP as Chairman, and nine other members from outside the NBP.  Members are appointed for terms of six years.  Three members of the MPC are appointed by the Sejm, three by the Senate and three by the President of the Republic of Poland.  The tenure of eight of the current members, except for the Chairman and one of the President’s appointees, began in early 2010.  A new MPC member was appointed by the President of the Republic of Poland on December 20, 2013 for a full six-year term due to the resignation of that member’s predecessor.  The MPC meets at least once a month.  It makes decisions by majority vote and has a quorum of at least five members, including the Chairman.  In the event of a tied vote, the Chairman has the deciding vote.  The positions taken by MPC members during votes are published in official publications announced by the Court and in the Commercial Gazette (Monitor Sądowy i Gospodarczy) after a period of six weeks, but not later than three months from the date of adopting the resolution.

The NBP carries out the foreign exchange policy established by the Council of Ministers in agreement with the MPC.  The exchange rate policy is laid down by the Council of Ministers in consultation with the MPC.  The NBP publishes current exchange rates for foreign currencies and rates for other types of foreign exchange and performs its function of central foreign exchange authority by holding and managing the official foreign exchange reserves, and by conducting banking operations and taking other measures to ensure the safety of foreign exchange operations and international payments liquidity.

In line with the NBP Board’s mandate regarding financial stability set forth in the NBP Act, the NBP produces a semi-annual Financial Stability Report, which analyzes the resilience of the domestic financial system, in particular the banking sector, against potential or materialized financial and macroeconomic shocks.  The reports take into account a wide range of financial and macroeconomic indicators which are largely based on data received directly from financial institutions and supported with the NBP’s own quantitative and qualitative research.

Work is currently underway to set up a new macroprudential authority in Poland: a Systemic Risk Board (“SRB”) composed of representatives of the main financial stability institutions, i.e. the NBP, the PFSA, the Ministry of Finance and the Bank Guarantee Fund (the “BGF”). The secretariat for the SRB (operationally and analytically) is proposed to be provided by the NBP.  While preparing the draft law international recommendations were followed.  The main aim of the SRB will be to identify and contain systemic risks threatening financial stability.  It is proposed to equip the SRB with a set of tools including powers to issue opinions, warnings and recommendations on remedial actions based on an act-or-explain mechanism and directed to public authorities that may engage in activities aimed at containing systemic risk.  Furthermore, it is also proposed to vest the SRB with powers to introduce and determine the macroprudential buffers envisaged by the Capital Requirements Regulation and Directive (CRR/CRD IV).

Monetary Policy

The primary objective of the NBP’s monetary policy is to maintain price stability (i.e., low and stable inflation), which is conducive to balanced economic growth over the long term.  The NBP conducts its monetary policy in such a way as to limit the risk of imbalances accumulating in the economy while striving to maintain price stability.  The NBP’s strategy is based on inflation targeting pursued under a floating exchange rate regime.  Within such a regime, the MPC sets a numerical medium-term target for inflation and meets regularly each month to discuss the economic situation and outlook, and, after analyzing the risks to price stability, adjusts the monetary policy stance accordingly.  The NBP’s main instrument is a short term interest rate.

Since 2004 the medium-term inflation target has been set at 2.5 percent with a symmetrical band for deviations of +/- 1 percentage point.  The target is defined over a medium-term horizon and in terms of annual growth of CPI.  Every year the MPC also publishes Monetary Policy Guidelines, providing an outline for the monetary policy in the coming year.  This outline is fully compatible with the medium-term strategy.  Since the introduction of the medium-term target of 2.5 percent, the average CPI inflation in Poland has amounted to 2.6 percent.  In the first quarter of 2014, inflation stood at 0.6 percent, which was significantly below the NBP’s target.  This was due to slow growth in food prices, falling energy prices and moderate domestic demand.  In July 2014, the annual inflation rate fell to -0.2 percent and in the following months became even more negative, reaching -1.0 percent in December 2014.  According to the NBP’s November 2014 Inflation Report, CPI inflation is expected to stay below the 2.5 percent target until the end of 2016.  As of its latest meeting on February 4, 2015, the MPC has decided to keep NBP interest rates unchanged from the rates set on October 9, 2014.  In taking the decision to maintain interest rates at current levels, the MPC highlighted the continued uncertainty regarding economic conditions in Poland and recent financial market volatility.  At the same time, the MPC reiterated that if the expected period of deflation were to extend, and incoming data confirms a slowdown in underlying economic activity and weak economic growth, further easing of monetary policy may be warranted.  See “—Interest Rates”. Although the złoty has generally been floating freely since April 2000, the floating exchange rate regime does not rule out foreign exchange interventions should they turn out necessary to ensure domestic macroeconomic and financial stability, which is conducive to meeting the inflation target in the medium term.  Since the global financial crisis the NBP has occasionally intervened in the foreign exchange market.  See “Balance of Payments and Foreign Trade—Exchange Rate Policy”.

Money Supply

In 2014, the annual rate of growth of broad money supply was 8.2 percent in nominal terms or 9.3 percent in real terms.

The following table sets out data on monetary aggregates for the periods indicated:

	2010	2011	2012	2013	2014
	(PLN millions)
Cash in circulation	92,707.0	101,848.6	102,470.5	114,403.2	130,024.3
Demand deposits	356,485.0	366,204.0	382,342.5	441,432.1	476,268.6
Narrow Money (M1)	449,192.0	468,052.6	484,813.0	555,835.3	606,292.9
Time deposits	325,449.2	395,679.6	415,511.9	404,507.4	438,276.6
Deposits redeemable at notice up to three months:	16.8	13.4	11.8	2.2	1.8
Repurchase agreements	6,437.7	9,575.7	13,047.2	12,277.5	10,350.3
Debt securities with maturity below two years	2,050.0	7,850.4	8,028.4	6,285.8	4,264.0
Broad Money (M3)	783,648.5	881,496.3	921,412.5	978,908.2	1,059,185.6
Annual Changes (%)
Broad Money (nominal)	8.8	12.5	4.5	6.2	8.2
Broad Money (CPI deflated)	5.5	7.5	2.1	5.5	9.3
___________
Source:  NBP

Polish monetary statistics are maintained in accordance with the requirements of the ECB and, as such, they are directly comparable to the statistics provided by other states applying the same methodology.

Monetary Policy Implementation

The NBP’s interest rates are the principal instrument of monetary policy with regard to reaching predetermined inflation targets in Poland.  By setting the level of these rates, the MPC influences the short-term money market interest rates.

The NBP’s reference rate reflects the general direction of monetary policy.  It determines the yield obtainable on open market operations.  Due to a liquidity surplus prevailing in the Polish banking sector, open market operations are used to absorb excess liquidity from the interbank market.  Starting from 2008, open market operations have been conducted on such a scale as to enable the Polish Overnight Index Average (POLONIA) to settle close to the NBP reference rate.

The NBP’s open market operations can be divided into the following three categories:

•
Main open market operations, which are executed on a regular weekly basis in the form of NBP bills issued with a seven-day maturity.  A fixed rate at the level of the NBP’s reference rate is binding during tenders.  Regular issuance of NBP bills plays a pivotal role in pursuing the objectives of the NBP’s open market operations;

•
Fine-tuning open market operations that may be conducted with the aim of limiting the volatility of short-term market interest rates.  They may involve liquidity-absorbing operations (issuance of NBP bills, reverse repo transactions) or liquidity-providing ones (redemption of NBP bills before maturity, repo transactions).  The maturity and yield of these operations as well as the exact manner in which they are carried out depend on the situation in the banking sector; and

•
Structural open market operations which may be conducted in order to affect long-term liquidity structure in the banking sector.  If required, the NBP may carry out the following structural operations:  bond issuance, purchase or sale of securities on the secondary market.

During the financial crisis, there were occasional significant declines in the POLONIA rate below the NBP’s reference rate, reflecting accumulation of banks’ liquidity buffers during required reserve maintenance periods.  In order to prevent such unexpected movements of the POLONIA rate, in December 2010 the central bank started conducting short-term operations to absorb liquidity in an attempt to offset the mentioned changes in the liquidity conditions that temporarily took place.  These fine-tuning operations are ongoing and have contributed to the lower spread between the POLONIA rate and the NBP’s reference rate, in comparison with the data representing the years 2009 to 2010.

The NBP’s deposit and Lombard rates determine the corridor for overnight interest rate fluctuations in the interbank market.  A standing deposit facility enables banks to deposit their liquidity surpluses with the NBP on an overnight basis.  The interest on the facility constitutes the lower limit for the interbank market rate quoted for this period.  A standing credit facility (Lombard credit) enables banks to obtain credit from the NBP on an overnight basis.  Lombard credit is collateralized with securities accepted by the NBP.  The interest on this loan expresses the marginal cost of obtaining funds from the NBP, which constitutes the upper limit for the interbank overnight rate.

The system of required reserves contributes to the stability of the shortest-term market interest rates in the reserve maintenance periods.  The fact that banks are required to maintain reserve holdings under this arrangement facilitates interbank settlements, as they always have the necessary funds at their disposal.  At the same time, the average reserve requirement system that allows banks to determine the amount of funds held on current account with the NBP over the maintenance period limits volatility of short-term interbank interest rates.

The terms and conditions of the reserve requirements system are uniform for all banks.  The reserves ratios applied by the NBP are:

•	0 percent for repo operations and sell-buy-back operations; and

•	3.5 percent for other liabilities included in the reserve base.

Banks are obliged to maintain an average balance of funds on accounts with the NBP during the reserve period at a level not lower than the required reserves.  Since May 2004, the holdings of minimum reserves have been remunerated (currently at 0.9 percent of the NBP’s reference rate).

The following table sets out details of interest rates set by the NBP and changes made to them since 2009:

	Lombard Rate	Reference Rate	Deposit Rate
	(%)
Effective Date
January 28, 2009	5.75	4.25	2.75
February 26, 2009	5.50	4.00	2.50
March 26, 2009	5.25	3.75	2.25
June 25, 2009	5.00	3.50	2.00
January 20, 2011	5.25	3.75	2.25
April 6, 2011	5.50	4.00	2.50
May 12, 2011	5.75	4.25	2.75
June 9, 2011	6.00	4.50	3.00
May 10, 2012	6.25	4.75	3.25
November 8, 2012	6.00	4.50	3.00
December 6, 2012	5.75	4.25	2.75
January 10, 2013	5.50	4.00	2.50
February 7, 2013	5.25	3.75	2.25
March 7, 2013	4.75	3.25	1.75
May 8, 2013	4.50	3.00	1.50
June 6, 2013	4.25	2.75	1.25
July 4, 2013	4.00	2.50	1.00
October 9, 2014	3.00	2.00	1.00
___________
Source:  NBP

While interest rates remained steady through much of 2012, the beginning of November 2012 saw the start of a cycle of interest rate cuts that culminated in a low of 2.0 percent in October 2014.  Interest rates have fallen nine times between November 2012 and January 2015, due to Poland’s general economic slowdown and weak internal and external demand during this period, which was accompanied by inflation rates remaining significantly below the NBP target rate of 2.5 percent.  See “Economy – Inflation”.

Bank Regulation

With effect from January 1, 2008, banking supervision has been carried out by the PFSA as stipulated in the Act of July 21, 2006 on the Supervision of the Financial Market (the “Financial Market Supervision Act”).  The PFSA started its operations on September 19, 2006 and was formed from the former Polish Securities and Exchange Commission and the Insurance and Pensions Funds Supervisory Commission.

According to Article 4 paragraph 1 of the Financial Market Supervision Act, the PFSA’s responsibilities comprise the following:

•	exercising supervision of the financial market;

•	taking action to foster the proper operation of the financial market;

•	taking action to promote the development of the financial market and its competitiveness;

•	taking educational and informative actions related to the operation of the financial market;

•	participating in the preparation of legal acts relating to financial market supervision;

•
creating opportunities for the amicable and conciliatory dissolution of disputes between the participants of the financial market, including, in particular, disputes arising from contractual relationships between the entities subject to the PFSA’s supervision and the customers buying their services; and

•	other statutory tasks.

According to the Banking Act, the activities of banks, branches and representative offices of foreign banks, as well as of branches and representative offices of credit institutions, shall be subject to supervision of the PFSA.  The scope and principles of such supervision are set out in the Banking Act and the Financial Market Supervision Act.  For example, the PFSA may, in certain circumstances specified in the Banking Law, repeal an authorization to create a bank, liquidate a bank or order the suspension of a bank’s operations and petition a court of appropriate jurisdiction for a declaration of bankruptcy.  In October 2012, the PFSA also became responsible for the supervision of Poland’s credit unions.  The scope and principles of such supervision are set out in the Credit Union Act of November 5, 2009, as amended, and the Financial Market Supervision Act.

The Polish bank and, since 2013, credit union regulatory framework also includes the BGF whose main responsibilities include:

•
to reimburse, up to the amount specified by the Act on the BGF of December 14, 1994 (Journal of Laws no. 711 item 84 of 2009), deposits in the event of the bankruptcy of a bank or credit union which is a participant in the deposit guarantee scheme;

•	to provide financial assistance to banks and credit unions facing insolvency;

•
to support (including providing financial support in connection with) restructuring processes, including mergers of endangered banks with other banks, and takeovers of endangered or liquidating credit unions or the businesses, assets and liabilities thereof; and

•	to collect and analyze information about entities covered by the guarantee system, including the preparation of the working papers concerning the banking sector condition.

Since December 2010, the guaranteed amount for bank deposits covered by the BGF has been EUR 100,000 in PLN and other currencies per person or legal entity (excluding State Treasury and financial institutions) held by a single bank (both commercial or cooperative).

On February 12, 2009, the Polish Parliament passed the Financial Support Act which provides that the Minister of Finance, representing the State Treasury, at the request of a financial institution and after consultation with the Chairman of the PFSA and the President of the NBP (as well as the BGF in the case of banks), will be able to provide financial institutions established in Poland with support in a crisis, allowing these institutions to maintain their financial liquidity.

The law provides that the aid granted may take the following forms:

•	Treasury guarantees on repayment of refinancing loans extended by the NBP to banks (up to 50 percent of the sum to be repaid);

•	Treasury guarantees on repayment of loans and credit lines extended by credit institutions;

•	Treasury guarantees on debt securities issued by credit institutions (securities with a maturity from 3 months to 5 years);

•	sale of Treasury securities to financial institutions with delayed payment or with payment in installments or directed to a particular financial institution; and

•	lending of Treasury securities to financial institutions.

Additionally, in early 2010 the Polish Parliament passed a law which provides a legal basis for recapitalization measures directed at troubled financial institutions, which applies to banks and insurance firms.  The support may take the following forms:

•	state recapitalization guarantee which can result in the State Treasury acquiring shares, bonds or other debt instruments issued by an ailing institution, and/or

•	takeover of a financial institution/nationalization if the institution faces insolvency problems that can influence the stability of the financial market in the country.

The Minister of Finance ultimately decides whether to provide support and under which conditions, after consultation with the President of the NBP and the Chairman of the PFSA (and also with the BGF when banks are concerned).

Both of the above mentioned laws currently have no expiry date.  However, the measures should be available for financial institutions until a decision of the European Commission is in place regarding the compliance of the support with the single market guidelines.  No eligible institution has applied for the measures so far.

Credit Unions

Deposit-taking institutions in Poland include credit unions.  Credit unions form a system that is almost entirely segregated from the banking sector, both in terms of regulatory framework (as they have specific regulations and are not within the scope of banking law) and economic links.  Credit unions constitute a relatively small part of the Polish financial system and as of September 2014, the ratio of assets of the 53 credit unions operating in Poland to the total assets of the banking sector stood at approximately 1 percent. Due to their small size and the virtual absence of any links with other financial institutions, credit unions pose little systemic risk.

In 2014, PLN 3.062 billion of disbursements of covered deposits were made from the BGF to customers of two failed credit unions.  The BGF also provided to a bank that took over one failed credit union an unlimited guarantee covering any losses resulting from the takeover, as well as a subsidy in the amount of PLN 15.9 million. The making of such disbursements and guarantees in the future may continue in connection with the ongoing restructuring of the credit union sector.

Capital Markets

Warsaw Stock Exchange

Securities legislation regulates the public offering of securities and the operations of securities brokers.  The PFSA has enforcement powers and supervises the financial markets, including the securities and commodities markets.  See “-Bank Regulation” above.  Since October 2005, trading of securities has been regulated by three acts: the Act on public offering, conditions governing the introduction of financial instruments to organized trading and public companies of July 29, 2005, the Act on trading in financial instruments of July 29, 2005 and the Act on capital market supervision of July 29, 2005.

In 1991, Poland established the Warsaw Stock Exchange (the “WSE”). The WSE operates the main market and also acts as the operator of an alternative market called NewConnect (established in August 2007) for smaller companies.  In November 2010, the WSE went public and its shares were self-listed.

In September 2009, the WSE launched CATALYST, the first organized market in debt securities in Poland and a unique market of its kind in Central and Eastern Europe.  The system facilitates and optimizes issuances of, as well as trading in, corporate and municipal bonds. BondSpot SA, a subsidiary of the WSE, also operates the Treasury BondSpot Poland, which is a wholesale market dedicated to trading in Treasury bonds and Treasury bills.

According to the WSE, it is now the largest national financial instruments exchange in Central and Eastern Europe (including Poland, the Czech Republic, Slovakia, Slovenia, Bulgaria, Romania, Austria and Hungary) and in recent years has been one of the fastest-growing exchanges in Europe.  It offers a wide range of products and services within its trading markets of equities, derivatives, debt and structured products, electricity, natural gas, property rights, as well as clearing of transactions, operation of the Register of Certificates of Origin of electricity and sale of market data.

The following table sets forth selected indicators relating to the equity component of the WSE main market (unless otherwise indicated) as of the end of the periods indicated:

	2010	2011	2012	2013	2014
Market capitalization(1)
(in PLN millions)	796,482	642,863	734,047	840,780	1,252,958
(in U.S.$ millions)	268,710	188,115	237,556	278,404	352,946
(% of GDP)	56	42	46	51	77
Turnover in PLN millions(2)	234,288	268,139	202,880	256,147	232,864
WIG index	47,490	37,595	47,461	51,284	51,416
Average P/E ratio	18.2	12.5	11.7	15.8	29.9
Dividend Yield	2.4	2.9	3.9	3.6	3.1
Listed companies
Main Market	400	426	438	450	471
NewConnect	185	351	429	445	431
__________
Notes:
(1)	Includes domestic and foreign companies.
(2)	One sided (single counted) turnover including session and off session (block transactions) of shares.

Source:  Ministry of Finance, NBP, WSE

Settlement in Poland is conducted on a delivery versus payment basis.  Each Investor is required to hold a securities account and a cash account with a local broker or custodian.  Each broker and custodian is required to hold a securities account in the National Depository for Securities and maintain a cash account with a clearing bank.  The system is fully computerized.  All securities admitted for trading on the WSE markets are registered in book entry form only.  Shareholders are supplied with deposit certificates and account statements by the broker or custodian with whom they hold an account.  From April 8, 2014, Poland operates KDPW_CCP S.A. - one of the first central counterparties which has been granted an authorization in the EU according to the Regulation of the European Parliament and of the Council (EU) No 648/2012 of July 4, 2012 on OTC derivatives, central counterparties and trade repositories (EMIR).

In January 2015, there were 56 members of the WSE (30 local members and 26 foreign members) and out of a total of 69 investment firms conducting their activities under Polish law, 14 were banks conducting brokerage activities and 55 were independent entities.  In January 2015, there were 2,792 licensed brokers of securities, 347 commodities brokers and 504 licensed investment advisors.

Foreign investors may trade on the WSE on the same terms as domestic investors and may freely repatriate trading profits in a foreign currency.

Investment Funds

As of December 31, 2014, the PFSA had granted permits to 59 fund management companies that manage 644 investment funds.  The value of assets managed by Polish investment funds as of September 30, 2014 was PLN 251.9 billion (U.S.$75.0 billion).

Pension Funds

By the end of December 2014, the relevant supervisory authority had granted permits to 12 fund management companies managing 12 open pension funds.  The value of assets managed by Polish open pension funds as of December 31, 2014 achieved a level of PLN 149.1 billion (U.S.$42.5 billion).

Treasury securities

Treasury bonds and bills denominated in PLN are sold at regular auctions by the State Treasury.  The primary domestic market is based on a selected group of banks acting as primary dealers.

The following table sets forth certain information with respect to the sale of treasury securities on the domestic market for the periods indicated:

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	2014
	(nominal amount, PLN billions)
Gross sales of treasury securities
Treasury bonds	39.2	34.7	16.0	27.0	116.9
Treasury bills	0	0	0	0	0
Total	39.2	34.7	16.0	27.0	116.9
Net sales of treasury securities
Treasury bonds	20.6	12.2	3.7	10.2	46.7
Treasury bills	0	0	0	0	0
Total	20.6	12.2	3.7	10.2	46.7
__________
Source:  Ministry of Finance

Trading of Treasury bonds is conducted on three secondary markets: non-regulated OTC market, the Treasury BondSpot Poland electronic platform and on regulated markets of Warsaw Stock Exchange and BondSpot S.A. In 2014, trading of Treasury bonds occurred primarily on the non-regulated OTC market (93.4 percent of total trading volume), while the respective shares of the Treasury BondSpot Poland electronic platform and the WSE of total Treasury bond trading volume amounted to 6.6 percent and less than 0.005 percent, respectively.

The main holders of State Treasury debt at the end of November 2014 were foreign investors representing PLN 450.7 billion (58.3 percent), the domestic banking sector representing PLN 164.8 billion (21.3 percent) and domestic institutional investors (non-banking sector) representing PLN 157.1 billion (20.3 percent).

The average time to maturity (“ATM”) of domestic marketable debt decreased from 4.49 years at the end of December 2013 to 4.21 at the end of November 2014.  The decrease in the average maturity of the domestic debt resulted from the cancellation of a part of domestic Treasury Securities as a consequence of pension system reforms.  See “Public Finance-Social Security System—Pension System Reform”. The ATM of total State Treasury debt has remained above 5 years since 2008.  The average time to re-fixing (“ATR”) and duration of domestic marketable debt remained stable at 3.21 and 2.98 years, respectively, as of November 30, 2014.  The level of interest rate risk for foreign debt does not pose a threat for the cost minimization objective, as sensitivity of foreign currency debt servicing cost to changes in interest rates is limited (ATR at 5.47 years and duration at 4.75 years at the end of  November 2014).

The following table sets out the ATM, ATR and duration of State Treasury debt as of the dates indicated:

	As of December 31,				As of November 30,
	2010	2010	2012	2013	2014
			(years)
ATM
Domestic debt	4.30	4.25	4.47	4.49	4.21
Foreign debt	8.14	7.77	7.63	7.19	7.15
Total	5.38	5.40	5.49	5.33	5.26
ATR
Domestic debt	3.48	3.25	3.29	3.28	3.21
Foreign debt	6.96	6.55	6.40	5.69	5.47
Total	4.46	4.33	4.30	4.03	4.02
Duration(1)
Domestic debt	2.97	2.80	3.01	3.00	2.98
Foreign debt	5.39	4.96	5.37	4.77	4.75
Total	3.69	3.52	3.81	3.59	3.63
__________
(1)	Excludes inflation-linked bonds
Source:  Ministry of Finance

Insurance market

As of September 30, 2014, the total assets of Poland’s insurance companies amounted to approximately PLN 178.84 billion, while the assets of the life insurance sector amounted to approximately PLN 106.08 billion.  The assets of the non-life insurance sector were PLN 72.75 billion as of September 30, 2014.  Investments of insurance companies were primarily held in debt securities and other fixed income securities (34.78 percent), followed by shares, participating interests and other variable yield securities, units and investment certificates in investment funds (14.43 percent), shares or participating interests in subordinated undertakings (6.16 percent) and deposits with credit institutions (5.30 percent). 34.05 percent of the total investments of insurance companies were net assets for life insurance where the investment risk is borne by the policyholder.

According to PFSA data, as of September 30, 2014, the largest market share, by gross premiums written, was held by PZU Życie S.A. (15.14 percent), followed by PZU S.A. (15.09 percent), TUiR Warta S.A. (6.38 percent) and STU Ergo Hestia S.A. (5.15 percent).  As of September 30, 2014, 38 insurance companies were controlled by foreign investors (compared to 41 as of December 31, 2013 and 45 as of December 31, 2012).

As of September 30, 2014, FDI in the insurance market reached PLN 3.84 billion, compared to PLN 4.29 billion as of December 31, 2013 and 4.44 billion as of December 31, 2012.  Foreign capital accounted for 67.56 percent of the total equity capital of insurance companies in Poland, compared to 74.19 percent at the end of 2013 and 80.5 percent at the end of 2012.  As of September 30, 2014, there were 57 licensed insurance companies operating in Poland, of which 26 were life insurance companies and 31 were non-life insurance companies (including one reinsurance company).

PUBLIC FINANCE

The Polish public finance system is comprised of the State budget, local budgets, extra-budgetary units, agencies and other entities.  It is divided into three sub-sectors:  central, local and social security.  There are some differences in the scope of the sector and accounting methods as compared to the general government sector (as defined in ESA 2010.

The Polish methodology differs from ESA 2010 in two significant respects:

•	under ESA 2010, revenues and expenditures are calculated on an accrual basis, whereas a cash basis is used under the Polish methodology; and

•
the scope of the public sector is defined differently under the two methodologies, for example funds formed within Bank Gospodarstwa Krajowego (“BGK”) (i.e., the National Road Fund (“NRF”) and the Railway Fund), and the Bank Guarantee Fund, are excluded under the Polish methodology and included under ESA 2010.

After peaking at 7.6 percent of GDP in 2010, the general government deficit started to decrease in 2011, when it felt sharply to 4.9 percent of GDP.  In 2012, the general government deficit decreased by a further 1.2 percentage points to 3.7 percent of GDP.  In 2013, the deficit increased to 4.0 percent of GDP, largely due to a reduction in government revenues of 1.0 percentage point of GDP.  The ratio of tax revenues to GDP was lower by 0.5 percentage points of GDP, mainly as a result weak domestic demand, the unfavorable structure of economic growth (involving an increase in the contribution of net exports), very low inflation and pro-cyclical reductions in tax revenue.  In structural terms, however, the deficit decreased by 0.5 percentage points to 3.5 percent of GDP in 2013.  Improvement in the structural balance (i.e. in the part of the nominal deficit which the government may directly influence through policy) confirms that further fiscal consolidation remains one of the main priorities of the Polish Government, and the general government deficit is expected to decrease to 3.3 percent of GDP in 2014.  See “The Republic of Poland – International Relations and Regional Arrangements – Regional Arrangements – EU Reporting Requirements and the Excessive Deficit Procedure”.

In 2013, as in 2012, fiscal consolidation was achieved mainly on the expenditure side.  The expenditure to GDP ratio declined from 42.9 percent of GDP in 2012 to 42.2 percent of GDP in 2013.  In 2013, expenditure on public investments fell by 0.6 percentage points of GDP, of which expenditures in the central government sub-sector fell by as much as 0.5 percentage points of GDP. Such a significant decrease of expenditure in this sub-sector resulted mainly from lower infrastructure expenditure by the NRF under the Program for Construction of National Roads for the years 2011-2015.  Investments of the local government sub-sector decreased by 0.1 percentage point of GDP in 2013. In 2013, public consumption nominally grew by 3.2 percent year over year (against 3.9 percent year over year in 2012).  The weakening of the consumption growth rate was due to low growth in both labor costs (2.3 percent year over year) and in intermediate consumption, i.e. purchases of the public sector (2.5 percent year over year).  The reduction of labor cost expenditure in relation to GDP by 0.1 percentage points was mainly possible as a result of the freezing of remuneration in the state budget sector and limiting the growth of labor costs by reference to the growth rate of the consumer price index in the local government sub-sector.  After deducting expenditure financed from EU funds (i.e. that part of the expenditure which is neutral to the general government balance) the expenditure to GDP ratio reached its lowest level since 1995.  The reduction of the expenditure-to-GDP ratio was achieved through a package of consolidation measures, including a temporary expenditure rule limiting growth in all newly enacted and flexible expenditure categories to 1 percentage point over the inflation rate and a freeze on the nominal wage fund in most general government units.  Stronger cuts on the expenditure side were not implemented because of their potentially negative impact on Poland’s fragile economic recovery.

The Government intends to exit the EU’s EDP in 2016 and achieve its medium-term budgetary objective of a structural deficit of 1 percent of GDP in 2018.  The achievement of these sustainable public finances, which constitutes a major goal of the Government, requires, among other steps, the further strengthening of the institutional framework for fiscal policy.  Poland therefore adopted the stabilizing expenditure rule (“SER”) in 2013.  See “The State Budget – Stabilizing Expenditure Rule” below.  The SER was used in an auxiliary way in the process of designing the state budget for 2014.  The rule was first formally used for the purpose of preparing the 2015 budget.  The SER is expected to contribute to a reduction of the excessive general government deficit and the pursuit of fiscal consolidation.  See “The Republic of Poland – International Relations and Regional Arrangements – Regional Arrangements – EU Reporting Requirements and the Excessive Deficit Procedure”.  Other structural reforms that are also intended to play a significant role in supporting fiscal consolidation and the long-term sustainability of public finances are the implementation of Poland’s pension reforms and the gradual increase and equalization of the retirement age of men and women (see “Social Security System – Pension System Reform”).  The latter reform is expected to contribute to an increase in long-term GDP in Poland by increasing the labor supply (see “The Economy – Labor Market).  Higher economic growth, a larger remuneration fund and longer occupational activity are also expected to be contributory factors to increasing pension capital.

General Government Balance

The following table sets out the general government balance (calculated pursuant to ESA 2010) for the years indicated:

	2010	2011	2012	2013
	(as a % of GDP)
General government balance	(7.6)	(4.9)	(3.7)	(4.0)
Central government	(6.2)	(4.1)	(3.7)	(3.6)
Local government	(1.3)	(0.8)	(0.3)	(0.2)
Social security funds	(0.2)	(0.1)	0.2	(0.3)

	2010	2011	2012	2013
	(PLN millions)
General government balance	(109,728)	(76,321)	(60,497)	(66,933)
Central government	(88,609)	(63,243)	(59,482)	(59,488)
Local government	(18,040)	(11,730)	(4,475)	(2,816)
Social security funds	(3,079)	(1,348)	3,460	(4,629)
___________
Source:  Central Statistical Office

The following table sets out State budget revenues and expenditures using the Polish methodology for the years indicated:

	2011	2012	2013	2014(1)	2015(1)
	(PLN billions, except as otherwise indicated)
Total revenue	277.6	287.6	279.2	286.2	297.2
Total expenditure	302.7	318.0	321.3	325.3	343.3
Balance	(25.1)	(30.4)	(42.2)	(39.1)	(46.1)
GDP(2)	1528.1	1596.4	1635.7	1693.6	1771.2

	2011	2012	2013	2014(1)	2015(1)
	(as a % of GDP)
Total revenue	18.2	18.0	17.1	16.9	16.8
Total expenditure	19.8	19.9	19.6	19.2	19.4
Balance	(1.6)	(1.9)	(2.6)	(2.3)	(2.6)
___________
Notes:

(1)	The 2015 Budget Act.
(2)	GDP figures calculated according to ESA 95.

Source:  Ministry of Finance, Central Statistical Office of Poland

The following table sets out certain information regarding total revenues and expenditure for local governments for the periods indicated:

	2010	2011	2012	2013	Eleven months ended November 30, 2014
	(PLN millions, except for percentages)
Total revenue	162,797	171,309	177,413	183,458	177,108
Total expenditure	177,766	181,595	180,459	183,839	169,525
Balance	(14,970)	(10,286)	(3,046)	(380)	7,583
As % of GDP	(1.1)	(0.7)	(0.2)	(0.02)
GDP	1,416.6	1,528.1	1,596.4	1,635.7
____________
Source:  Ministry of Finance, Central Statistical Office

The State Budget

The Budget Process

The fiscal year for the Government is the calendar year.  Under the Constitution, the Council of Ministers must present a draft budget to the Sejm at least three months prior to the start of each fiscal year.  The budget then proceeds through the regular legislative process.  If a budget has not been approved by the Sejm and the Senate before the beginning of the new fiscal year, the Government is empowered by law to manage public finances on the basis of the draft budget until a budget is adopted.  If no budget has been agreed by Parliament and presented to the President for signing within four months of the Council of Ministers submitting the draft to the Sejm, the President may dissolve Parliament.

The 2015 Budget Act

The 2015 Budget Act was signed by the President on January 23, 2015.  The 2015 Budget Act envisions a central budget deficit of  PLN 46.1 billion, with state budget revenue estimated to reach PLN 297.2 billion and state budget expenditures estimated to reach PLN 343.3 billion.

The 2015 Budget Act projects real GDP growth (calculated according to ESA 95) of 3.4 percent for 2015 and reflects the implementation of the SER, which limits the growth of expenditure (see “-Stabilizing Expenditure Rule”).  The Act contemplates an extension of the wage freeze in most units of the central government and social insurance subsectors to support a policy of stabilizing expenditures.  As far as revenues are concerned, among other things the Act anticipates an increase in the level of income tax relief for families with three or more children.

Stabilizing Expenditure Rule

The aim of the SER, which was introduced at the end of 2013, is to ensure the sustainability of public finances in Poland by stabilizing the nominal general government balance in the medium-term at the MTO level and to prevent public debt from reaching a predefined threshold corresponding to the reference values stipulated in the Public Finance Act (i.e., 43.0 and 48.0 percent of GDP).  The introduction of the SER and the accompanying changes to Poland’s domestic fiscal framework also ensured compliance with the Council Directive 2011/85/EU of November 8, 2011 on requirements for budgetary frameworks of the Member States.

Under the SER, the technical level of expenditure grows substantially in accordance with the medium-term real GDP growth rate multiplied by the projected CPI inflation (for the year on which the calculated expenditure limit is to be imposed).  The formula contains components to adjust for incorrect CPI inflation forecasts, projected discretionary revenue measures and imbalances in public finances.  The medium-term real GDP growth rate used in the SER formula is calculated as an eight year average, with a six-year backward-looking period.  Because it incorporates an historical backward-looking component in the calculation of the level of expenditure, the formula of the SER helps mitigate the risk of a procyclical fiscal policy that would result from a calculation based only on performance in the current year.  The SER contains a correction mechanism that automatically adjusts a fiscal imbalance by reducing public expenditure if:

•	the general government deficit exceeds a reference value of 3.0 percent of GDP (in which case expenditure will automatically be reduced by 2.0 percentage points);
•
the level of public debt (recalculated according to the article 38a of the Public Finance Act) exceeds the threshold values of 43.0 percent or 48.0 percent of GDP (in which case expenditure will automatically be reduced by, respectively, 1.5 or 2.0 percentage points); or

•
the sum of the differences between the general government nominal balance and the MTO exceeds +/-6.0 percent of GDP (in which case expenditure will automatically be adjusted up or down (as applicable) by 1.5 percentage points, unless forecast real GDP for the relevant year is more than 2 percentage points lower or higher than the relevant eight year average).

Entry into force of the SER has consequently changed the sanctions applicable beyond prudential limits of public debt.  The pre-existing thresholds of 55.0 percent and 60.0 percent of GDP and the associated sanctions have been maintained, but the previous sanctions invoked when exceeding the threshold of 50.0 percent of GDP have been replaced by sanctions resulting from the SER correction mechanism.  Moreover, as the pension system reforms caused a decrease in the debt-to-GDP ratio, the debt thresholds in the correction mechanism of the SER have been lowered from their initial levels to 43.0 and 48.0 percent of GDP, respectively.  The SER provides for only limited instances in which it can be disapplied, such as the invocation of martial law, a state of emergency, or a natural disaster throughout the territory of Poland.  See “Public Debt – Debt Management” below.

The main goal of the SER is to reduce and stabilize the general government deficit, and consequently, the public debt.  The SER is not expected to cause excessive tightening of fiscal policy, even under conditions of severe economic downturn, as a result of the methodology according to which the level of expenditure is calculated.  The rule was used as a supplementary element in the planning of expenditure for 2014 and was applied formally for the first time during the budget process for 2015.

The following table sets out State revenues in nominal terms and as a percentage of GDP for the years indicated:

	2011	2012	2013	2014(1)	2015(1)
	PLN millions
Nominal Revenues
Tax Revenue	243,210.9	248,274.6	241,650.9	257,963.4	269,820.0
VAT and other Indirect taxes	180,272.6	181,892.2	175,368.6	190,250.0	199,450.0
Corporate Income Tax	24,861.9	25,145.7	23,075.3	23,250.0	24,530.0
Personal Income Tax	38,074.9	39,809.4	41,290.5	43,000.0	44,390.0
Non tax Revenue	32,274.5	37,143.2	35,975.9	26,582.9	25,804.9
Dividends	6,122.9	8,208.0	7,052.9	4,128.0	6,245.2
Transfers from the NBP	6,202.7	8,205.3	5,264.0	0	-
Custom Duties	1,923.8	1,974.0	2,022.1	2,249.0	2,394.0
Payments, fees, interests and others	15,641.3	16,348.0	19,431.3	17,700.0	15,269.2
Local government payments	2,383.8	2,407.9	2,205.6	2,506.0	1,896.6
Revenue from EU and other non returnable means	2,071.8	2,177.3	1,524.3	1,654.1	1,547.9
Total Revenue	277,557.2	287,595.1	279,151.2	286,200.4	297,172.8

	2011	2012	2013	2014(1)	2015(1)
	Revenues as % of GDP
Tax Revenue	15.9	15.6	14.8	15.2	15.2
VAT and other Indirect taxes	11.8	11.4	10.7	11.2	11.3
Corporate Income Tax	1.6	1.6	1.4	1.4	1.4
Personal Income Tax	2.5	2.5	2.5	2.5	2.5
Non tax Revenue	2.1	2.3	2.2	1.6	1.5
Dividends	0.4	0.5	0.4	0.2	0.4
Transfers from the NBP	0.4	0.5	0.3
Custom Duties	0.1	0.1	0.1	0.1	0.1
Payments, fees, interests and others	1.0	1.0	1.2	1.0	0.9
Local government payments	0.2	0.2	0.1	0.1	0.1
Revenue from EU and other non-returnable means	0.1	0.1	0.1	0.1	0.1
Total Revenue	18.2	18.0	17.1	16.9	16.8
GDP (PLN billions) (2)	1,528.1	1,596.4	1,635.7	1,693.6	1,771.2
___________
Notes:
(1)	The 2015 Budget Act.
(2)	GDP figures calculated according to ESA’95

Source: Ministry of Finance, Central Statistical Office of Poland

The following table sets out certain information regarding State budget expenditure in nominal terms and as a percentage of GDP for the years indicated.

	2011	2012	2013	2014(4)	2015(5)
	PLN millions
Subsidies(1)	4,690	5,281	4,987	5,663	5,411
Foreign Debt Service	8,849	10,314	10,117	11,800	10,168
Social Insurance	72,317	75,933	74,784	71,627	82,817
Current Expenditures of the Budget Sphere	100,324	103,993	106,552	115,623	121,172
Domestic Debt Service and Guaranties	27,107	31,788	32,341	24,370	22,082
Capital Expenditures(2)	14,915	13,570	12,877	14,935	20,190
Subsidies to Local Authorities(3)	48,348	50,658	51,257	51,206	51,347
EU own resources	14,731	15,943	18,129	17,765	18,165
Co-financing EU projects	11,401	10,801	10,300	12,299	11,902
Total State Budget Expenditures	302,682	318,002	321,345	325,287	343,253

	2011	2012	2013	2014(4)	2015(5)
	Expenditures as % of GDP
Subsidies(1)	0.3	0.3	0.3	0.3	0.3
Foreign Debt Service	0.6	0.6	0.6	0.7	0.6
Social Insurance	4.7	4.8	4.6	4.2	4.7
Current Expenditures of the Budget Sphere	6.6	6.5	6.5	6.8	6.8
Domestic Debt Service and Guaranties	1.8	2.0	2.0	1.4	1.2
Capital Expenditures(2)	1.0	1.0	0.8	0.9	1.1
Subsidies to Local Authorities(3)	3.2	3.2	3.1	3.0	2.9
EU own resources	1.0	1.0	1.1	1.0	1.0
Co-financing EU projects	0.7	0.7	0.6	0.7	0.7
Total State Budget Expenditures	19.8	19.9	19.6	19.2	19.4
GDP (PLN billions) (6)	1,528.1	1,596.4	1,635.7	1,693.6	1,771.2
___________
Notes:  From 2010, financing EU resources budget is excluded from state budget (without part concerning technical assistance and national co-financing).
(1)	Subsidies to enterprises.
(2)	Capital expenditures include investments and equity contributions.
(3)	General subventions to local governments.
(4)	The 2014 Budget Act.
(5)	The 2015 Budget Act.
(6)	GDP figures calculated according to ESA 95

Source:  Ministry of Finance

Financing the State Budget Deficit

The State Treasury finances the budget deficit by issuing its own debt securities (known as “Treasury securities”) in the domestic as well as the international markets, and accepting funding from international financial institutions (such as loans from the EIB and the World Bank).  Treasury securities may be issued as Treasury bills (instruments with a maturity of up to one year) or as Treasury bonds (instruments with a maturity of more than one year).  The main objective of the State Treasury’s debt management strategy is the minimization of long-term debt servicing costs, subject to maintaining appropriate risk levels (refinancing, exchange rate, interest rate and liquidity risks).  Subject to this overall debt management strategy, the State Treasury has flexibility in terms of choosing which market, currency and instrument type to issue.

In the 2014 Budget Act Poland’s budget deficit was forecast to amount to PLN 47.5 billion, while total net borrowing requirements were expected to equal PLN 55.2 billion and gross borrowing requirements were projected to be PLN 132.4 billion.  Preliminary data show that these figures had substantially improved to PLN 29 billion, PLN 44 billion and PLN 123 billion, respectively.  Borrowing requirements in 2014 were financed mainly by issuances in the domestic market (81 percent) with Treasury bond issuances in the international markets representing 12 percent of total.  Some additional funding (7 percent) was obtained from the EIB, the World Bank and the CEB.

Financing in the domestic market in 2014 was mainly obtained through the sale of Treasury bonds at auction.  Of all Treasury securities sold, medium term bonds (5 years) amounted to 52 percent, long term bonds amounted to 31 percent and issuance of short-term bonds (up to two years) amended to 14 percent.  Treasury bonds sold through retail channels amounted to 2 percent.  Net financing in the domestic market in 2014 was received mainly from domestic banks, while non-banking sector and foreign investors played a minor role.  Financing in the international markets consisted of issues of Treasury bonds denominated in euro, U.S. dollars and Swiss francs (24.7, 6.5 and 2.0 percent of total State Treasury debt as of November 30, 2014).  The State Treasury’s debt as of November 30, 2014 had an ATM of 5.26, with the share of foreign currency debt amounting to 34.8 percent.

The budget deficit for 2015 is projected to amount to PLN 46.1 billion according to the 2015 Budget Act, while total net and gross borrowing requirements are expected to amount to PLN 54.0 billion and PLN 154.8 billion, respectively.  As in previous years, the process of funding complies with the main strategic objective and the flexibility in choosing the market, currency and instrument type.  The major part of funding is expected to be received from the domestic Treasury bond market, with the financing structure depending on the market situation.  As of January 22, 2015, 40 percent of gross borrowing requirements for 2015 had been financed, mostly in 2014 as pre-financing.

Revenues

The principal source of Poland’s budgetary revenues is taxation.  The main taxes in the Polish tax system are a tax on goods and services (“VAT”), corporate income tax (“CIT”), personal income tax (“PIT”) and excise tax.  There are also local taxes collected directly by the local authorities or tax offices acting on behalf of such authorities.  Local taxes include agricultural tax, forest tax, real property tax and transport vehicles tax.

Value Added Tax

VAT levied on the supply of goods and services and other activities in Poland complies with the rules of Council Directive 2006/112/EC on the common system of value added tax.  The following VAT rates apply (from January 1, 2011):

•	a standard rate of 23.0 percent; and

•	reduced rates of:

•	8.0 percent (for example, on certain food items, medicines, public transport, restaurant services, new housing structures and housing construction services covered by the social housing program);

•	5.0 percent (for example, on certain unprocessed agricultural products, books and specialist periodicals); and

•	0 percent (for exports and intra-Community supplies and selected services such as international transport).

The above rates are expected to continue until 2016 and will automatically decrease to 22.0 percent (for the standard rate) and 7.0 percent (for the top reduced rate) after 2016 unless further legislation is passed.

Furthermore, the VAT system provides for exemptions (without the right to deduct input tax) for certain services, such as educational, healthcare and welfare and financial services (with exceptions).

Corporate Income Tax

CIT is levied on the income of certain entities, mainly legal persons, at a flat rate of 19.0 percent.  Dividends are subject to a 19.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise.  However dividends paid by a company resident in Poland to entities subject to income tax in an EU/EEA member state or in Switzerland may be exempted from taxation if certain specific requirements are satisfied.

Interest and royalties paid to foreign entities are subject to a 20.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise.  Revenues from interest and royalties may be exempted from income tax, provided that they are received by a company subject to income tax in an EU/EEA member state (other than Poland) or in Switzerland.  Certain other requirements must be satisfied as well, particularly that interest and royalties are paid by a Polish company or a foreign permanent establishment located in Poland and the beneficial owner is a company subject to income tax in an EU/EEA member state (other than Poland) or in Switzerland.

Personal Income Tax

In 2014, PIT was levied on personal income at progressive tax rates starting at 18.0 percent on the initial PLN 85,528 earned and increasing to 32.0 percent on earnings above that threshold.  Taxpayers who operated a business are entitled to choose a different form of income taxation with a flat rate of 19.0 percent.  In a limited number of cases those taxpayers can choose to pay income tax on a lump-sum basis.  Income from selling securities and other financial instruments is subject to a 19.0 percent income tax, which is specified in a separate tax return and sent no later than April 30 of the year following the relevant tax year.

Excise Tax

From May 2004 until March 2009, excise goods were divided into (a) harmonized goods, such as energy products, alcohol beverages (ethyl alcohol, intermediary products, fermented beverages, wine and beer) and tobacco products, and (b) non-harmonized goods, such as electricity, cars, cosmetics and gambling machines.

New excise provisions came into effect on March 1, 2009.  Since then, products subject to excise include energy products, electricity, alcoholic beverages, manufactured tobacco and cars.  In 2011, higher excise duty rates on cigarettes, cigars and fine cut tobacco as well as changes in reliefs for biofuels were introduced.  From January 2012 coal and coke for heating purposes, which were originally exempted from excise duty due to transitional periods granted by the EU, are subject to excise duty.  At the same time a wide range of new  exemptions for coal products has been provided.  Since January 2013, an excise duty has been levied on raw tobacco.  Additionally, a specific excise rate applicable to cider and perry alcoholic beverages has been introduced.

Since November 1, 2013 an excise duty on gas products (such as natural gas) has been levied.

Since the beginning of 2014, higher excise rates on ethyl alcohol, raw tobacco, cigarettes, cut tobacco, cigars and cigarillos have also been introduced.  Revenues from excise duty on ethyl alcohol increased by PLN 477 million in the twelve months ended October 30, 2014 compared to the prior corresponding twelve month period, as some producers brought forward production to the end of 2013 to reduce the impact of the rate increase.  Tobacco product excise duty revenues decreased by PLN 185 million in the ten months ended

October 30, 2014, compared to the corresponding period in 2013. In both cases the quantum of excise receipts following the introduction of the increased rates on these products has been lower than forecast, due to a larger than expected impact on sales of such products.

In 2012 revenues from excise duty amounted to PLN 60,449.9 million, whereas in 2013 they amounted to PLN 60,653.1 million.  Revenues from excise duty for the ten months ended October 30, 2014 amounted to PLN 50,977.4 million.

Social Security System

Expenditure

A major component of State expenditure is social security payments.  Four social security and pension funds are administered by the State and are partially or wholly financed by contributions from employers and employees.  The revenues of these funds are not shown as revenues in the State budget.  Two of these funds do, however, receive significant transfers from the State budget and such transfers are shown as expenditures in the tables under “Public Finance”.  The Social Insurance Fund and the Pension and Disability Fund of Farmers are the largest extra-budgetary funds and rely on State budget transfers to supplement their own off-budget revenues.

Direct Budgetary Social Expenditure

The growth of social expenditure paid directly from the State budget or paid as transfers from the State budget to extra-budgetary funds and their projected continued growth based on current legal entitlements and demographic trends represent a significant threat to Poland’s ability to limit its State budget deficit in the medium term.

The refund in respect of the transfer of contributions to open pension funds (“OPFs”), amounted to, according to preliminary data as of November 2014, PLN 8.2 billion in 2014, compared to PLN 10.7 billion in 2013 (see “Pension System Reform” below).  The transfers are reflected in the budgetary expenditure in macroeconomic terms representing a long-term saving for the whole economy and reducing the negative impact of the budget deficit on national savings.

Pension System Reform

On January 1, 1999, Poland introduced a multi-pillar pension system.  The first pillar is a pay-as-you-go, notional defined contribution system, where pensions are directly linked with contributions, which ensure that in the long-term pension expenditure will be fully financed by contributions.  Such formula is expected to contribute to improving public finances.  The second pillar is a privately managed, funded defined contribution system.  The third pillar comprises voluntary savings schemes, such as employee pension schemes and individual pension insurance policies.  Participation in the first two pillars was mandatory at the time of the scheme’s introduction.

At the end of 2014, there were 12 second pillar pension funds in Poland, with 16.6 million members accounting for PLN 149.1 billion of net pension fund assets.  On December 31, 2014, stocks listed on the WSE constituted the vast majority of total assets held by OPFs (accounting for 83.0 percent of total assets held by pension funds).  The investment strategy of pension funds is strictly regulated by law.

On January 1, 2013, the Act on the amendment of the Act of December 17, 1998 on pension benefits from Social Insurance Fund and certain others acts came into force.  One of its most important reforms was the increase and equalization of the retirement age for men (from 65 years) and women (from 60 years) to 67 years.  The amendment stipulates that from 2013, the retirement age will increase by three months each year until the target retirement age of 67 is reached.  Men will reach the target age in 2020, whereas women will reach the target age in 2040.  The new regulations apply to women born after December 31, 1952 and men born after December 31, 1947.

Pension reform under this Act also included changes to the relationship between OPFs and the public pension system (the “Social Security Fund”).  These reforms were designed to correct a funding gap in second pillar funds that has historically been financed by issuances of public debt.  As of the end of 2013, the estimated amount of public debt issued to finance contributions to OPFs represented 18.7 percent of GDP, amounting to more than 30.0 percent of total public debt in Poland.  Pursuant to these reforms, on February 3, 2014 51.5 percent of the net assets of each OPF were transferred to the Social Security Institution (“ZUS”), including Treasury securities and bonds guaranteed by the State Treasury (equities were not transferred).  These Treasury securities were subsequently acquired by the State Treasury from ZUS and then cancelled.  Additionally, existing participants in OPFs and individuals entering the pension system were able to choose whether or not they wished to invest their future pension contributions (at an increased rate of 2.92 percent of the gross wage) in their OPFs; a failure by a participant to make such an election resulted in the redirection of their future contributions to the Social Security Fund.  As of November 2014, approximately 15 percent of former OPF participants had elected to continue their contributions to OPFs, and only 2 percent of pension system entrants had elected to join OPFs; these figures were significantly lower than expected at the time the reforms were initiated.  Furthermore, the assets of those with 10 years or less to retirement are to be transferred to ZUS on a rolling basis (known as the “safety zipper”).  Pension payouts for both pillars will be made by the Social Security Fund only.  OPFs are no longer permitted to invest in Treasury securities or State-guaranteed bonds, but have significantly greater latitude to invest in WSE-listed equity securities.

The cancellation of the Treasury securities acquired by the Minister of Finance resulted in a reduction of the face value of State Treasury debt by PLN 130,187.6 million (7.7 percent of GDP) and a decrease of the general government debt (calculated according to EU methodology, including consolidation of National Road Fund bonds) by PLN 145,801.7 million (8.6 percent of GDP).  In subsequent years, the Government’s borrowing requirements will be substantially lower due to the transfer of assets to the Social Security Fund, subsequent savings in public debt servicing costs, lower contributions and transfers to OPFs (due to the decreased number of OPF participants) and the functioning of the “safety zipper”, although the reforms have also had the effect of increasing the Government’s implicit pension liabilities.  The reduction in borrowing requirements will have an effect on the volume of public debt and its relation to GDP in subsequent years.  According to the latest Convergence Programme update the changes in the pension system will lower the general government debt to GDP ratio about 9.6 percent in 2014, and in subsequent years the effects on debt are forecast to accelerate and reach 11.0 percent in 2017.  Although a ruling from the Constitutional Tribunal remains pending on the constitutionality of the above reforms, the Government remains confident of a favorable ruling.

Healthcare System

Currently, management of the healthcare system is coordinated by a national health fund, into which employers are required to make a mandatory payment of 9.0 percent of each individual employee’s wages.  The budget expenditure on healthcare amounted to around PLN 5.6 billion in 2014.

Extra Budgetary Funds

The following table sets out certain information regarding selected extra budgetary funds for the years indicated:

	2011	2012	2013	2014(1)	2015(2)
	(PLN millions)
Social Insurance Fund
Revenues	162,036	174,123	191,481	188,277	195,256
Transfers from State budget	37,513	39,521	37,114	30,363	42,066
Transfers to Open Pension Funds	15,431	8,181	10,728	8,198	2,723
Expenditure	167,786	176,440	204,381	194,859	202,399
Pension and Disability Fund of Farmers
Revenues	16,567	17,103	17,446	17,737	20,461
Transfers from State budget	15,120	15,556	15,853	16,101	17,041
Expenditure	16,499	17,026	17,558	17,668	20,497
Labor Fund
Revenues	10,487	11,234	10,140	10,433	11,213
Budget transfers	324	310	310	384.7	390.2
Expenditure	8,744	9,634	11,057	11,888	12,088
Health Fund
Revenues	60,723	62,958	65,158	66,909	69,670
Budget transfers to National Health Fund	5,338	5,435	5,454	5,611	5,751
Health premiums financed by State budget	3,354	3,358	3,468	3,587	3,439
Funds for execution of commissioned tasks	0	0	0	0	0
State budget subsidy for healthcare of specific type of beneficiaries	226	253	151	183	469
State budget subsidy for medical rescue units	1,758	1,824	1,834	1,840	1,842
Transfers from National Health Fund to State budget	0	0	0	0	0
Expenditure	60,923	62,672	64,775	68,195	69,670
____________
Source:  Ministry of Finance
(1)	The 2014 Budget Act
(2)	The 2015 Budget Act

PUBLIC DEBT

Overview

For reporting purposes relating to external and internal debt, Poland classifies as public debt only debt incurred directly by the State (i.e., State Treasury debt), by local governments and by entities within the public finance sector.  It does not include debt incurred by State-owned financial institutions, other State-owned enterprises or the NBP.

In addition, the State Treasury provides certain State guarantees and sureties to cover the liabilities of Polish entities.  As of September 30, 2014, the amount of such guarantees (including expected interest payments) was PLN 107.7 billion, of which PLN 67.2 billion related to guarantees of Polish entities indebted to foreign entities.

The following table sets out total public sector debt as of the dates indicated:

	As of December 31,				As of September 30,
	2010	2011	2012	2013	2014
	(PLN millions)
Public finance sector debt	747,899	815,346	840,477	882,293	802,127
Central government sector debt	692,360	748,806	770,819	813,515	734,376
of which
State Treasury debt	691,210	747,504	769,129	811,827	732,549
Local government sector debt	53,519	64,261	67,398	68,398	67,629
Social Security sector debt	2,019	2,279	2,259	380	122
____________
Source:  Ministry of Finance

State Treasury Debt

The Ministry of Finance classifies debt as internal or external according to two criteria:  the place of issuance and residence of the targeted investors.  On the basis of the first of these criteria, all instruments issued in the domestic market, regardless of the status of their holder (domestic or foreign), are classified as internal debt and, on the basis of the second, all other instruments are classified as external or internal according to the residence of the holder, regardless of the market in which the instruments are issued.  For purposes of this section, where debt is classified as internal or external based on the place of issue criterion, internal and external debt will be referred to as domestic debt and international debt, respectively.  In “Total External Debt”, Poland’s gross external debt is classified solely on the basis of the residence of the creditor.

In nominal terms, Poland’s total State Treasury debt has grown from PLN 701.9 billion at the end of 2010 to PLN 772.5 billion at the end of November 2014.

The following table sets out categories of the State Treasury’s debt as of the dates indicated as aggregate amounts and as percentages of nominal GDP:

	As of December 31,				As of November 30,
	2010	2011	2012	2013	2014
	(PLN millions except for percentages)
Domestic State Treasury Debt	507,011	524,690	542,970	584,273	507,706
as a percentage of GDP	35.3%	33.8%	33.6%	35.2%
International State Treasury Debt	194,840	246,438	250,884	253,752	268,838
as a percentage of GDP	13.6%	15.9%	15.5%	15.3%
Total State Treasury Debt	701,851	771,128	793,854	838,025	772,544
as a percentage of GDP	48.8%	49.6%	49.1%	50.4%
GDP	1,437,357	1,553,582	1,615,894	1,662,052

____________
Source:  Ministry of Finance

Debt Management

Under Polish law, the Minister of Finance supervises the level of public debt.  This supervision is two-fold:  direct (in the case of the State Treasury) and indirect (in the case of other entities in the public finance sector which are autonomous in contracting liabilities).

Polish regulations primarily seek to restrict the growth of public debt by establishing limits on the public debt to GDP ratio.  The Polish Constitution prohibits the incurrence of liabilities resulting in public debt exceeding 60.0 percent of GDP, whereas the Public Finance Act sets thresholds at 55.0 and 60.0 percent of GDP, violation of which is followed by certain requirements to prevent the constitutional limit from being breached.

When the ratio in year x is between 55.0 and 60.0 percent, the following measures are implemented:

(a)
the State budget adopted for year x+2 must be balanced or the difference between state budget revenues and expenditures in the draft budget adopted by the Council of Ministers in the year x must ensure a decrease in State Treasury debt to GDP ratio for the year x+2 from the ratio announced for the year x;

(b)
the budget deficit of local government units will be reduced by the use of accumulated budgetary surpluses from previous years, and liquid funds in the budget resolution for the year x+2 can only derive from expenditures for ongoing tasks co-financed from EU funds or non-returnable financial aid provided by EFTA member countries;

(c)
in the draft budget adopted by the Council of Ministers for the year x+2:  (1) no increase in salaries of public sector employees will be assumed, (2) revaluing of pensions must not exceed the CPI level in the budgetary year x+1, (3) a ban on granting new loans and credits from the State budget will be introduced, and (4) the expenditures of the Sejm, the Senate, the Presidential Chamber, the Constitutional Tribunal, the Supreme Audit Office (NIK), the Supreme Court, the Primary Administration Court, the common courts of law and provincial administration courts, the Human Rights Defender, the Ombudsperson for Children, the National Broadcasting Council, the General Inspector for the Security of Personal Data, the Institute of National Remembrance – Commission for the Prosecution of Crimes against the Polish Nation, the National Electoral Office and the National Labor Inspectorate (together, the “Specified Institutions”) will not be higher than in the government administration;

(d)	the Council of Ministers will conduct a review of (1) State budget expenditures financed by foreign credits and (2) long-term programs;

(e)	the Council of Ministers will present a remedial program ensuring a decrease in the ratio of public debt to GDP;

(f)	the Council of Ministers will make a review of regulations in force to propose possible legal solutions which may influence state budget revenues, including VAT rates;

(g)	VAT rates for the subsequent three years following year x will be increased;

(h)
the State Fund for the Rehabilitation of Disabled Persons will receive earmarked subsidies from the state budget for co-financing of disabled worker salaries at the level of 30.0 percent of planned funds for that year; and

(i)
new liabilities will only be incurred by the government administration if those investments are co-financed from EU funds or non-returnable financial aid provided by EFTA member countries at the maximum level, as set out in the rules or procedures for particular types of investments, which is not lower than 50.0 percent of the total costs of those investments.  These restrictions, however, would not apply to state road rebuilding or repairs required for road traffic hazard removal, anti-flood infrastructure investments, electronic toll service and compensation for properties taken over for public road investments.

Where public debt exceeds 60.0 percent in a given year and items (a), (c), (d), (f), (g) and (h) above are in force, budgets of local government units for year x+2 must be balanced, and the granting of new sureties and guarantees by public finance sector entities will be banned.  In addition, the Council of Ministers will present a remedial program to the Parliament aimed at reducing the ratio of public debt to GDP below 60.0 percent.

When the public debt-to-GDP ratio exceeds 55.0 percent threshold, the following calculations are made (article 38a of the Public finance Act):

(a)
public debt denominated in foreign currency is recalculated using the arithmetic mean of average exchange rates of foreign currencies in złoty published by the NBP that applies for the working days of the budget year concerned;

(b)	the amount calculated in point (a) is reduced by the value of liquid funds that will be used to finance the State budget borrowing needs in the following budget year.

If the ratio re-calculated according to the instructions presented above does not exceed the 55.0 percent threshold, the legal restrictions (prudential and remedial procedures and increases in VAT rates outlined above) for that threshold do not apply.

Pursuant to the Act of November 8, 2013 on the amendment to the Public Finance Act and certain other acts, the SER was introduced.  Legal sanctions triggered by the previous 50.0 percent debt-to-GDP threshold have been replaced with sanctions resulting from the SER mechanism.

The aim of SER the stabilizing expenditure is to ensure the sustainability of public finances in Poland by stabilizing the nominal general government balance in the medium-term at the MTO level (being a structural deficit of 1 percent of GDP) and to prevent public debt from reaching a predefined threshold corresponding to the reference values stipulated in the Public Finance Act (i.e., 43.0 and 48.0 percent of GDP).  The introduction of the SER and the accompanying changes to Poland’s domestic fiscal framework also ensured compliance with the Council Directive 2011/85/EU of November 8, 2011 on requirements for budgetary frameworks of the Member States.

The SER contains a correction mechanism that automatically adjusts a fiscal imbalance by reducing public expenditure if:

•	the general government deficit exceeds a reference value of 3.0 percent of GDP (in which case expenditure will automatically be reduced by 2.0 percentage points);
•
the level of public debt (recalculated according to the article 38a of the Public Finance Act) exceeds the threshold values of 43.0 percent or 48.0 percent of GDP (in which case expenditure will automatically be reduced by, respectively, 1.5 or 2.0 percentage points); or

•
the sum of the differences between the general government nominal balance and the MTO exceeds +/-6.0 percent of GDP (in which case expenditure will automatically be adjusted up or down (as applicable) by 1.5 percentage points, unless forecast real GDP for the relevant year is more than 2 percentage points lower or higher than the relevant eight year average).

The SER imposes constraints on the level of public expenditures and governs the calculation, based on the formula specified in Article 112aa item 1 of the Public Finance Act, of the legally binding and definitive limit of expenditure for a given budgetary year.  That expenditure cap is derived by:

(1)
summing the forecast expenditures under or of the State budget, Social Insurance Fund, Labor Fund, Pension and Retirement Fund, Bridging Allowance Fund and the funds established, entrusted or assigned to BGK; and

(2)	then subtracting the forecast expenditures of the National Health Fund, local government units and their associations, and the other Specified Institutions.

Since its accession to the EU, Poland has also been obliged to observe the Maastricht Criteria, including with regard to deficit (3.0 percent of GDP) and public debt (60.0 percent of GDP) limits.  Failure to meet the

Maastricht Criteria could result in a delay to Poland’s ability to adopt the euro.  In May 2009, the European Commission announced that it had initiated an EDP for Poland, due to the fact that Poland’s budget deficit exceeded the 3.0 percent threshold established by the Maastricht Criteria.  Poland was previously under an EDP from 2004 until July 2008.  Poland currently expects to exit the current EDP in 2016, at which point the application of the SER is expected to no longer be triggered.  See “Public Finance” and “The Republic of Poland–International Relations and Regional Arrangements–Regional Arrangements–EU Reporting Requirements and the Excessive Deficit Procedure.”

The objective of the debt management strategy as stated in the Public Finance Sector Debt Management Strategy in the years 2015-2018 (approved by the Council of Ministers in September 2014) is the minimization of long-term debt servicing costs, subject to maintaining appropriate levels of refinancing risk, exchange rate risk, interest rate risk, State budget liquidity risk, other risks (in particular credit and operational risk) and the distribution of debt servicing costs over time.

Refinancing Risk

In an attempt to manage refinancing risk, an increase of the role of medium-and long-term instruments in financing the State budget borrowing requirements in the domestic market is aimed at meeting investor demand.  The debt management strategy aims for an even distribution of redemptions and interest payments of domestic and foreign debt in subsequent years.  Further, it is intended for the average time to maturity (“ATM”) of domestic debt to reach and be maintained at a level of at least 4.5 years (provided that this is possible taking into account the demand and yield level in particular segments of the yield curve), while the ATM of the whole State Treasury debt is to be maintained at a level of at least 5 years.  See “Monetary and Financial System—Capital Markets —Treasury Securities”.

Exchange Rate Risk

In an attempt to manage exchange rate risk, the debt management strategy is designed to reduce and maintain (after a temporary increase of this percentage in 2014 due to the cancellation of the Treasury securities transferred from OPFs–see “Public Finance–Social Security System–Pension System Reform”) the exchange rate risk measured by the share of foreign currency debt in State Treasury debt below 30.0 percent and an effective (after swaps) share of the euro of at least 70.0 percent, subject to possible temporary deviations from these targets due to high volatility of exchange rates, severe turmoil on the markets or the availability of foreign pre-financing at significantly lower costs than those in the domestic market.  Derivatives may also be used in managing the exchange rate risk in order to target the currency structure of debt.

Interest Rate Risk

In an attempt to manage interest rate risk, the debt management strategy is designed to maintain the ATR of domestic debt between 2.8 and 3.8 years and to separate the management of the interest rate and refinancing risks by using floating rate bonds, inflation-linked bonds and derivatives.  It is assumed that the current level of foreign debt interest rate risk does not restrain cost minimization.

State Budget Liquidity Risk

In an attempt to manage State budget liquidity risk, the debt management strategy is designed to maintain a safe level of State budget liquid assets while managing them in an effective way, including by using liquid funds of selected public finance sector entities, including the State special purpose funds, to aid in managing the State budget liquidity.  The level of liquid assets will be determined by the State budget’s demand for funds and Treasury securities supply within a year, taking into account seasonal considerations as well as current and expected market situation.  The use of foreign currency funds and derivative transactions in managing the currency structure and liquidity profile of State budget funds is possible.

Credit Risk and Operational Risk

In an attempt to manage credit and operational risks, the debt management strategy includes entering into derivatives transactions with domestic and foreign entities of high creditworthiness and using instruments limiting credit risk when concluding transactions involving derivatives.  Diversification of the various derivative instruments is an important component of this approach.

Distribution of Debt Servicing Costs Over Time

Two goals of the debt management strategy involve setting bond coupons at levels close to their yields over the sales period and the smooth distribution of annual debt servicing costs, in each case through the use of available instruments, especially derivatives.

The objective of the debt management strategy is pursued through two key strategies:

•	choosing instruments, market structure and issuance dates which minimize costs within the timeframe of debt instruments with the longest maturities and the most significant debt volume share; and

•
increasing the efficiency of the Treasury securities market, which entails aiming to have the spread between Treasury securities issued by Poland and EU countries with the highest credit ratings reflect only the difference in creditworthiness between the nations and not inefficiencies in the organization or infrastructure of the Treasury securities market.

The scope of implementing the cost minimization objective provides for flexibility in choosing the market, currency and instrument type in financing the borrowing requirements.  The domestic market will remain the main source of financing for the State budget borrowing requirements.  Foreign markets issuance should primarily:

•	take into account foreign currency borrowing requirements;

•	ensure diversification of funding sources through Poland’s access to the investor base in major financial markets;

•	maintain the Polish position in the euro and U.S.$ markets;

•	access attractive financing from international financial institutions;

•	stabilize the domestic market through ensuring the security of financing the State budget borrowing requirements in the case of temporary disturbances in the domestic market; and

•
allow for the sale of currencies on the foreign exchange market or at the NBP as an instrument of managing foreign currency borrowing requirements and utilizing funds raised on international markets to finance borrowing requirements in the domestic currency, taking into account monetary policy and economic considerations.

Internal State Treasury Debt

Poland’s internal State Treasury debt has decreased from PLN 507.0 billion (35.3 percent of GDP) at the end of 2010 to PLN 503.7 billion at the end of November 2014, mainly as a result of cancellation of State Treasury bonds in February 2014 under the pension system reform.

The internal public debt comprises three categories:

•
marketable Treasury securities with maturities of up to 30 years, including fixed, floating rate and CPI linked securities, offered on the domestic primary market through auctions at market prices to Treasury securities dealers;

•	fixed and floating rate savings bonds sold through Customer Service Outlets to individuals at nominal value, which are not freely marketable and currently have maturities of up to ten years;

•	other debt (mainly free funds of public finance sector entities placed at the Ministry of Finance’s account as deposits).

At the end of November 2014, marketable Treasury securities constituted approximately 95.7 percent of domestic State Treasury debt.

External State Treasury Debt

At the end of November 2014, Poland had PLN 268.8 billion (U.S.$80.0 billion) of external State Treasury debt outstanding.  Approximately 75.6 percent of this debt is in the form of sovereign bonds issued abroad.  Other categories include loans from international financial institutions and matured payables.

The following table sets forth details as to the outstanding principal amount of the State Treasury’s external debt as of the dates indicated:

					As of
	As of December 31,				November 30,
	2010	2011	2012	2013	2014
Medium and Long Term Loans	(U.S. $ Millions)
Paris Club	103	79	44	12	-
Multilateral	13,115	14,841	16,353	19,882	19,549
EIB	7,544	8,865	9,398	11,296	11,325
The World Bank	5,291	5,744	6,728	8,338	7,988
EBRD	-	-	-	-	-
CEB	280	232	227	248	236
Other loans	64	52	34	17	5
Total loans	13,283	14,972	16,431	19,910	19,554
Bonds
Foreign bonds	52,153	56,843	64,510	64,337	60,445
Brady Bonds	297	297	-	-	-
Total bonds	52,450	57,140	64,510	64,337	60,445
Short Term Debt	0	0	0	0	-
Total State Treasury External Debt	65,733	72,113	80,941	84,247	79,999
____________
Source:  Ministry of Finance

The following table presents the currency composition of the State Treasury’s external debt as of November 30, 2014:

	In millions of original currency	Equivalent in U.S.$ millions	%
EUR	45,633.3	56,780.6	71.0%
U.S.$	14,927.4	14,927.4	18.7%
Japanese yen	438,178.1	3,710.7	4.6%
Swiss francs	4,425.0	4,580.8	5.7%
Total	-	79,999.5	100.0

Projected State Treasury External Debt Service Requirements

The following table presents debt service projections for the State Treasury’s medium and long term external debt by type of creditor for the years indicated as of December 31, 2014.  The data contained in the table does not assume any refinancing of existing debt.

	2015	2016	2017	2018	2019	2020 and beyond
	(U.S.$ millions)
Principal payments	4,998	5,553	4,221	4,910	8,774	49,286
Loans	671	1,367	787	1,609	1,645	13,435
Multilateral	666	1,367	787	1,609	1,645	13,435
Other	5	0	0	0	0	0
Bonds	4,327	4,186	3,434	3,301	7,129	35,851
Interest payments	2,655	2,497	2,321	2,164	1,987	7,750
Loans	275	240	207	188	138	676
Multilateral	275	240	207	188	138	676
Other	0	0	0	0	0	0
Bonds	2,380	2,258	2,114	1,976	1,848	7,075
Total debt service	7,654	8,050	6,542	7,074	10,761	57,036
Loans	946	1,606	993	1,797	1,784	14,111
Multilateral	941	1,606	993	1,797	1,784	14,111
Other	5	0	0	0	0	0
Bonds	6,708	6,444	5,549	5,277	8,977	42,925
____________
Source:  Ministry of Finance

Default

Poland is not currently in default in relation to any of its external creditors.

Paris Club and London Club Agreements

In 1990, the total external debt of Poland was approximately U.S.$48.5 billion.  Most of this debt was incurred in the 1970s under central planning when foreign credits, both official and commercial, were used to finance Poland’s foreign trade deficit and as a means to postpone needed economic reforms.  During the period between 1981 and 1994, Poland was in default with respect to certain debts to 17 creditor countries, known as the Paris Club, and more than 500 commercial bank creditors, known as the London Club.  The interest in arrears varied from U.S.$25.0 million to U.S.$2.2 billion and the principal in arrears varied from U.S.$76.0 million to U.S.$4.1 billion.  In 1991, Poland signed the Paris Club Agreement, encompassing all of Poland’s medium- and long-term official credits granted by Paris Club members before January 1984, amounting to approximately U.S.$33.0 billion.  The agreement gave Poland a two-stage 50.0 percent debt reduction in net present value terms and U.S.$6.2 billion in total principal owed to Paris Club creditors was forgiven.  In February 2005, Poland entered into an agreement with the Paris Club creditors allowing the early repayment of EUR 12.3 billion (approximately U.S.$16.2 billion) of this debt, subject to a bilateral agreement with each respective creditor nation.  Ten countries accepted this offer (one only partially) and Poland repaid EUR 4.45 billion in total.  The early repayment achieved the principal goals of increasing the average maturity of the State Treasury’s external debt, thus bringing down the risk of refinancing the liabilities and smoothing the repayment profile.  Repayment was financed through the issuance of sovereign bonds with an average maturity of 17 years.  The buyback also resulted in a decrease in the nominal level of debt, and some debt servicing cost savings, estimated at U.S.$100 million in 2005, U.S.$35 million in 2006 and further significant amounts in the following years.  The remainder of this debt was paid in full in 2014.

In March 1994, after more than four years of negotiations, Poland and its London Club creditors agreed to the terms of a comprehensive reduction and restructuring of its external commercial debt, including all associated interest.  This agreement reduced these liabilities by 49.2 percent in net present value terms, through forgiveness of interest, debt buy-backs and bond exchanges.  Between 1997 and 2012, the Ministry of Finance completed a number of transactions to redeem its Brady Bonds and they have now been redeemed in full.

State Treasury’s Contingent Liabilities

The following table sets out the contingent liabilities that arise from sureties and guarantees owed by the State Treasury:

	2012	2013	As of September 30, 2014
	(PLN thousands)
Domestic sureties and guarantees	37,843,884.0	37,818,276.0	40,412,985.7
Foreign guarantees	59,609,536.2	67,028,859.9	67,242.624.0
Total State Treasury’s contingent liabilities	97,453,420.2	104,847,135.9	107,655,609.7
____________
Source:  Ministry of Finance

The increase in contingent liabilities in recent years resulted mainly from the guaranteed debt of BGK incurred for financing investments of the NRF.  At the end of 2012, such guarantees rose to the amount PLN 65,207 million, and they increased further to PLN 70,979 million at the end of 2013.  As of the end of September 2014, such guarantees amounted to PLN 73,174 million of contingent liabilities.  Apart from the above guarantees regarding debt incurred by BGK, guarantees have also been issued with respect to payments from the NRF, financing liabilities of concessionaires incurred for motorways projects.  Those guarantees amounted to PLN 15,717 million at the end of 2012, PLN 15,641 million at the end of 2013 and PLN 15,611 million at the end of September 2014.  The amount of NRF-related guarantees is expected to increase further in future years as BGK refinances existing NRF-related debt and the NRF enters into new projects partly funded by EU funds disbursed under the EU Multiannual Financial Framework 2014-2020.

TOTAL EXTERNAL DEBT

The following table provides details of Poland’s gross external debt, by obligor, as of the dates indicated and prepared according to BPM6.  For this purpose, gross external debt refers to the amount, at any given time, of disbursed and outstanding contractual liabilities of Polish residents to repay the non-residents’ principal, with or without interest, or to pay interest, with or without principal, irrespective of the currency in which the liability is denominated.

External debt includes inter-company loans, current accounts and time deposits held by non-residents with Polish banks, debt securities held by non-resident portfolio investors, trade credits and other loans and credits (including financial leases), irrespective of currency.

Total external debt at the end of September 2014 amounted to U.S.$370.4 billion.  Short-term debt on original maturity basis accounted for 19.1 percent of the total external debt and was completely covered by official reserve assets.  At the end of September 2014, the share of general government sector debt in total external debt was the highest and amounted to 40.8 percent, while enterprise sector debt amounted to 40.0 percent of total external debt.

The following table shows Poland’s external debt by obligor as of the dates indicated.

	As of December 31,				As of September 30,
	2010	2011	2012	2013	2014
	(U.S.$ millions)
Monetary authorities	6,895	5,040	5,556	7,602	7,697
Other investment	6,894	5,040	5,556	7,602	7,697
Special drawing rights SDRs), Allocation Loans	2,022	2,002	2,006	2,007	1,935
Currency and deposits	4,827	3,013	3,527	5,566	5,728
Other liabilities	46	25	23	29	34
Central and local government	111,071	115,821	149,851	153,657	151,086
Debt securities	94,860	97,766	129,315	129,300	127,873
Bonds and notes	93,692	97,262	129,126	129,300	127,873
Money market instruments	1,168	504	189	0	0
Other investment	16,211	18,055	20,536	24,357	23,213
Trade credits	1	5	1	3	4
Loans	16,155	18,025	20,238	24,190	23,126
Other liabilities	55	25	297	164	83
Banks	69,136	66,178	64,402	67,261	63,472
Debt securities	1,647	1,507	1,780	1,907	1,646
Bonds and notes	1,627	1,505	1,778	1,905	1,645
Money market instruments	20	2	2	2	1
Other investment	67,489	64,671	62,622	65,354	61,826
Loans	33,991	33,775	36,317	37,480	37,894
Currency and deposits	31,517	29,467	24,267	25,817	21,453
Other liabilities	1,981	1,429	2,038	2,057	2,479
Other sectors	59,573	61,679	63,391	63,922	59,003
Debt securities	1,116	1,133	1,012	1,128	1,108
Bonds and notes	1,114	1,131	995	1,125	1,107
Money market instruments	2	2	17	3	1
Other investment	58,457	60,546	62,379	62,794	57,895
Currency and deposits	-	47	56	44	0
Trade credits	15,278	16,311	16,021	16,979	15,887
Loans	42,285	42,869	44,653	44,308	40,176
Insurance technical reserves	313	278	380	354	345
Other liabilities	581	1,041	1,269	1,109	1,487
Direct Investment: Intercompany Lending	71,875	74,718	83,517	89,645	89,129
Direct investors in direct investment enterprises	30,185	30,079	31,273	35,390	35,700
Direct investment enterprises in direct investors	4,853	4,702	5,502	6,135	7,570
Between fellow enterprises	36,837	39,937	46,742	48,120	45,859
Total external debt	318,550	323,436	366,717	382,087	370,387
____________
Source:  NBP

DESCRIPTION OF THE SECURITIES

The debt securities (“Securities”), will be issued under a Fiscal Agency Agreement between the State Treasury, represented by the Minister of Finance, and a selected fiscal agent.

The following is a summary of certain terms of the Securities.  The State Treasury will describe the particular terms of any Securities in the prospectus supplement relating to those Securities.  The prospectus supplement may also add, update or change information combined in this prospectus.  If the information in this prospectus differs from any subsequent prospectus supplement, you should rely on the updated information in the prospectus supplement.  The particular terms of any Securities described in the prospectus supplement may include:

•	the principal amount of the Securities;

•	the price of the Securities;

•	the stated maturity date on which the State Treasury must repay the Securities;

•	the rate of interest the Securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the dates when any interest payments will be made;

•	whether and in what circumstances the State Treasury may redeem the Securities before maturity;

•	the currency in which the State Treasury may pay the Securities and any interest; and

•	any other terms of the Securities.

Status of the Securities and Negative Pledge

The Securities will constitute general and unsecured obligations of Poland and the full faith and credit of Poland will be pledged for the due and punctual payment of the principal of, and interest on, the Securities and for the performance of all obligations of Poland with respect thereto.  The Securities will rank pari passu among themselves and at least pari passu in right of payment with all other present and future unsecured obligations of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law.

So long as any of the Securities remain outstanding, Poland will not create or permit (to the extent Poland has the power to refuse such permission) the creation of any Security Interest on any of its present or future assets or revenues, or any part thereof, to secure any Public External Indebtedness of Poland, unless Poland shall procure that all amounts payable under the Securities are secured equally and ratably.

Notwithstanding the above, Poland may create or permit the creation of:

(a)
any Security Interest upon property to secure Public External Indebtedness incurred for the purpose of financing the acquisition of such property (or property which forms part of a class of assets of a similar nature where the Security Interest is by reference to the constituents of such class from time to time); or

(b)	any Security Interest existing on property at the time of its acquisition; or

(c)	any Security Interest arising by operation of law which has not been foreclosed or otherwise enforced against the assets to which it applies; or

(d)
any Security Interest securing or providing for the payment of Public External Indebtedness incurred in connection with any Project Financing provided that such Security Interest applies only to properties which are the subject of such Project Financing or revenues or claims which arise from the operation, failure to meet specifications, exploitation, sale or loss of, or failure to complete, or damage to, such properties; or

(e)	the renewal or extension of any Security Interest described in subparagraphs (a) to (e) above, provided that the principal amount of the Public External Indebtedness secured thereby is not increased.

For these purposes:

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, unincorporated organization, trust or any other juridical entity, including without limitation, a state or an agency of a state or other entity, whether or not having separate legal personality.

“Project Financing” means any arrangement for the provision of funds which are to be used solely to finance a project for the acquisition, construction, development or exploitation of any property pursuant to which the persons providing such funds agree that the principal source of repayment of such funds will be the project and the revenues (including insurance proceeds) generated by such project.

“Public External Indebtedness” means any obligation for borrowed money (a) evidenced by bonds, notes or other securities which are or may be quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market and (b) denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of Poland.

“Security Interest” means any mortgage, charge, pledge, lien, security interest or other encumbrance securing any obligation of Poland or any other type of preferential arrangement having similar effect over any assets or revenues of Poland.

Payment of Additional Amounts

All payments made in respect of a Security, including payments of principal and interest, to a holder of a Security (“Securityholder”) that is not a resident of Poland, will be made by the State Treasury without withholding or deducting for or on account of any present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by Poland or any political subdivision or taxing authority within Poland.  In the event the State Treasury is required by law to deduct or withhold any such taxes from your payments, the State Treasury will pay to you such additional amounts (“Additional Amounts”) as may be necessary so that the net amount that you receive (including any deduction or withholding with respect to Additional Amounts) is equal to the amount provided for in the Security to be paid to you in the absence of such deduction or withholding.  You will not be paid any Additional Amounts, however, if the tax is:

•
a tax that would not have been imposed but for your present or former connection (or a connection of your fiduciary, settlor, beneficiary, member, shareholder or other related party) with Poland, including your (or your fiduciary, settlor, beneficiary, member, shareholder or other related party) being or having been a citizen or resident of Poland or being or having been engaged in a trade or business or present in Poland or having, or having had, a permanent establishment in Poland;

•	imposed because you present a Security in definitive form for payment more than 30 days after the date on which the payment became due and payable;

•	an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

•	a tax, assessment or other governmental charge which is payable other than by withholding;

•
a tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning your nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the Security), if your compliance is required by the laws of Poland or of any political subdivision or taxing authority of Poland to avoid or reduce such tax;

•	required to be withheld by any paying agent from a payment on the Security to the extent that such payment can be made without withholding by another paying agent;

•
a tax, assessment or other governmental charge which is required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to the EU Directive on the Taxation of Savings Income (Directive 2003/48/EC), or any law implementing or complying with, or introduced in order to conform to, such directive; or

•	imposed as a result of any combination of the items listed above.

Furthermore, no Additional Amounts will be paid with respect to any Security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlors with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such Additional Amounts if they held the Security themselves.

In the event that such deduction or withholding is required, the State Treasury will make such deduction or withholding and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  The State Treasury will furnish you, upon request, within a reasonable period of time after the date of the payment of any taxes due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the State Treasury.

Any reference herein to principal or interest on the Securities includes any Additional Amounts which may be payable on those Securities.

General

Any monies held by the fiscal agent in respect of any Securities and remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent to the State Treasury.  The holders of those Securities may thereafter look only to the State Treasury for any payment.  Securities will become void unless holders present them payment within five years after their maturity date.

The State Treasury may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent.  The fiscal agent will not be a trustee for the holders of the Securities and will not have the same responsibilities or duties to act for such holders as would a trustee.  The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

Default; Acceleration of Maturity

If one or more of the following events shall have occurred and be continuing:

•	the State Treasury fails to pay any interest on any Securities when due and such failure continues for a period of 30 days from the date due for payment thereof; or

•
the State Treasury fails duly to perform or observe any of its other material obligations under or in respect of the Securities, which failure continues unremedied for 45 days after written notice thereof has been delivered by any Securityholder to the State Treasury at the specified office of the fiscal agent;

the fiscal agent shall, upon receipt of written requests to the State Treasury at the specified office of the fiscal agent from holders of not less than 25 percent in aggregate outstanding principal amount of the Securities, declare the Securities due and payable, in each case at their principal amount together with accrued interest without further formality.  Upon such declaration by the fiscal agent, the fiscal agent shall give notice thereof in the manner provided in the Fiscal Agency Agreement to the State Treasury and to the holders of the Securities in accordance with such Agreement.

After such declaration, if all amounts then due with respect to the Securities are paid (other than amounts due solely because of such declaration) and all other defaults with respect to the Securities are cured, such declaration may be annulled and rescinded by holders of not less than 50 percent in aggregate outstanding principal amount of the Securities, the “Required Percentage”, by a written notice thereof to the State Treasury at the specified office of the fiscal agent or by the passing of a resolution by the holders of not less than the Required Percentage.

Meeting of Holders of Debt Securities; Modification

The Fiscal Agency Agreement contains provisions for convening meetings of Securityholders in a given series to consider matters relating to the Securities in that series, including, without limitation, the modification of any provision of the terms of the Securities in that series (including as part of a Multiple Series Proposal).  Any such modification may be made if, having been approved in writing by the State Treasury, it is sanctioned by an Extraordinary Resolution.  Such a meeting may be convened by the State Treasury and shall be convened by the fiscal agent upon the request in writing of Securityholders holding not less than 10 percent of the aggregate principal amount of the outstanding Securities in the given series.

As provided below, certain terms, including payment terms and other material terms defined below as Reserved Matters, can be modified without your consent, as long as the requisite supermajority (as set forth below) of the Securityholders agrees to the change.

The quorum at any meeting of Securityholders convened to vote on an Extraordinary Resolution will be one or more persons present and holding or representing at least 50 percent of the aggregate principal amount of the outstanding Securities in the given series or, at any adjourned meeting of Securityholders, one or more persons present and holding or representing at least 25 percent of the aggregate principal amount of the outstanding Securities in a given series; provided, however, that any proposals relating to a Reserved Matter may only be approved by an Extraordinary Resolution passed at a meeting of Securityholders at which one or more persons holding or representing at least 66 2/3 percent of the aggregate principal amount of the outstanding Securities in that series are present.  For these purposes, the holder of a Global Security shall be treated as two persons.  Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Securityholders, whether present or not. A resolution may be in writing and any such resolution may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Securityholders of the relevant series of Securities.

In the case of a Multiple Series Proposal in relation to a Reserved Matter, a separate meeting will be called and held, or a separate written resolution will be signed, in relation to the Securities in the given series and each other affected series of Debt Securities (together, the “Relevant Debt Securities”, and each series of Relevant Debt Securities, a “Relevant Series”). A Multiple Series Proposal may include one or more alternative proposals relating to, or proposed modifications of the terms and conditions of, each Relevant Series or any agreement governing the issuance or administration of any Relevant Series, provided that all such alternative proposals or proposed modifications are addressed to and may be accepted by any holder of any Debt Security of any Relevant Series.

If a Multiple Series Proposal is not approved in relation to a Reserved Matter by the requisite Extraordinary Resolution as set forth below, but would have been so approved if the Multiple Series Proposal had involved only a single Relevant Series and one or more, but less than all, of the other Relevant Series, that Multiple Series Proposal will be deemed to have been approved in relation to the Relevant Series in respect of which it would otherwise have been approved if the Multiple Series Proposal had involved only such Relevant Series, provided that (i) prior to the record date for the Multiple Series Proposal, the State Treasury has publicly notified holders of the Relevant Debt Securities of the conditions under which the Multiple Series Proposal will be deemed to have been approved if it is approved in the manner described above in relation to a single Relevant Series and some but not all of the other Relevant Series, and (ii) those conditions are satisfied in connection with the Multiple Series Proposal.

For these purposes:

“Debt Securities” means the Securities and any other bills, bonds, debentures, notes or other debt securities issued by the State Treasury in one or more series with an original stated maturity of more than one year, and includes any such obligation, irrespective of its original stated maturity, that formerly constituted a component part of a debt security.

“Extraordinary Resolution” means:

•	in relation to any Multiple Series Proposal in relation to a Reserved Matter:

1)
a)
the affirmative vote of not less than 75 percent of the aggregate principal amount of the outstanding Relevant Debt Securities represented at separate duly called quorate meetings of the holders of all Relevant Series (taken in the aggregate); or

b)
a resolution in writing signed by or on behalf of the holders of not less than 66 2/3 percent of the aggregate principal amount of the outstanding Relevant Debt Securities (taken in the aggregate); and

2)
a)
the affirmative vote of more than 66 2/3 percent of the aggregate principal amount of each Relevant Series represented at separate duly called quorate meetings of the holders of each Relevant Series (taken individually); or

b)
a resolution in writing signed by or on behalf of the holders of more than 50 percent of the aggregate principal amount of the outstanding Relevant Debt Securities in each Relevant Series (taken individually).

•	in relation to any other Reserved Matter:

•
a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by 75 percent of the aggregate principal amount of all outstanding Securities in the given series; or

•	a resolution in writing signed by or on behalf of Securityholders of not less than 66 2/3 percent of the aggregate principal amount of all outstanding Securities in the given series; and

•	in relation to any other matter:

•
a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by a majority consisting of more than 50 percent of the aggregate principal amount of the outstanding Securities in the given series which are represented at that meeting; or

•	a resolution in writing signed by or on behalf of Securityholders of more than 50 percent of the aggregate principal amount of all outstanding Securities in the given series.

“Multiple Series Proposal” means a proposal (including a proposed modification of the relevant terms and conditions) affecting (i) the given series of Securities or any agreement governing the issuance or administration of the given series of Securities, and (ii) the Debt Securities of one or more other series or any agreement governing the issuance or administration of such other Debt Securities.

“Reserved Matter” means any proposal to:

•	change the due date for the payment of the principal of, or any installment or interest on, the Securities;

•	reduce the principal amount of the Securities;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the Securities;

•	reduce the interest rate on any Security or any premium payable upon redemption of the Securities;

•
modify any provision of the terms and conditions of the Securities in connection with any exchange or substitution of the Securities, or the conversion of the Securities into, any other obligations or securities of the State Treasury or any other person, which would result in the terms and conditions of the Securities as so modified being less favorable to the holders of the Securities which are the subject of the terms and conditions as so modified than:

(a)	the provisions of the other obligations or securities of the State Treasury or any other person resulting from the relevant exchange or substitution; or

(b)
if more than one series of other obligations or securities results from the relevant exchange or substitution or conversion, the provisions of the resulting series having the largest aggregate principal amount;

•	change the currency in which any amount in respect of the Securities is payable;

•
shorten the period during which the State Treasury is not permitted to redeem the Securities or permit the State Treasury to redeem the Securities if, prior to such action, the State Treasury is not permitted to do so;

•	change the definition of “outstanding” with respect to the Securities;

•	change the governing law of the Securities;

•
change the courts to the jurisdiction of which the State Treasury has submitted, the State Treasury’s obligation under the Fiscal Agency Agreement or the terms and conditions of the Securities to appoint and maintain an agent for the service of process or the State Treasury’s waiver of immunity with respect to any suit, action or proceeding that may be brought in connection with the Securities or the Fiscal Agency Agreement;

•
reduce the proportion of the principal amount of the Securities or, in the case of a Multiple Series Proposal, the Relevant Debt Securities or the Relevant Series, that is required to constitute a quorum or for any request, demand, authorization, direction, notice, consent, waiver or other action or that is required to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the Securities; or

•	change the obligation of the State Treasury to pay Additional Amounts on the Securities.

Any modification, amendment or supplement made in accordance with the terms of the Securities will be binding on all holders of Securities of that series.

The State Treasury and the fiscal agent may, without the consent of any holder of the Securities of a series, modify, amend or supplement the Fiscal Agency Agreement or the Securities of that series for the purpose of:

•	adding to the covenants of the State Treasury;

•	surrendering any right or power conferred upon the State Treasury;

•	securing the Securities of that series;

•	curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or in the Securities of any series; or

•
amending the Fiscal Agency Agreement or the Securities of that series in any manner that the State Treasury and the fiscal agent may determine and that does not adversely affect the interest of any holder of Securities of that series in any material respect.

The State Treasury may from time to time, without notice to or the consent of the registered holders of any series of Securities, issue further Securities which will form a single series of Securities, provided the further Securities are fungible with the Securities of the existing series for U.S. federal income tax purposes.  These further Securities will have the same terms as to status, redemption or otherwise as the Securities of the existing series and will rank equally with the Securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further Securities or except for the first payment of interest following the issue date of these further Securities.

Purchase of Securities by the State Treasury

The State Treasury may at any time purchase any Securities through the market or by tender at any price.  If purchases are made by tender, tenders must be available to all holders of Securities of the same series.  Any Securities purchased by or on behalf of the State Treasury may be held, resold or cancelled.

Form and Settlement

If specified in a prospectus supplement, the State Treasury will issue the Securities of each series as one or more fully registered global securities (each a “Global Security”), which will be deposited with, or on behalf of, The Depository Trust Company, New York (“DTC”), and/or one or more other depositaries named in the prospectus supplement, such as Euroclear Bank S.A./N.V. (“Euroclear”), or Clearstream Banking, société anonyme (“Clearstream”).  Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to DTC or its nominee.

DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.  DTC holds securities of its participants and facilitates the clearance and settlement of securities transactions through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates.  DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC.  Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.  The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system in accordance with its rules and requirements of law.

Upon the issuance of the Global Securities, the State Treasury expects that the depositary or nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by the Global Securities to the accounts of institutions that have accounts with the depositary or nominee, known as the participants.  Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants.  Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants).  The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form.  Such limitations may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

The State Treasury will provide the fiscal agent with any payment of principal or interest due on the Securities on any interest payment date or at maturity.  As soon as possible thereafter, the fiscal agent will make such payments to the depositary or nominee that is the registered owner of the Global Security representing such Securities in accordance with arrangements between the fiscal agent and the depositary.  The State Treasury expects that the depositary or nominee, upon receipt of any payment of principal or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the relevant records.  The State Treasury also expects that payments by participants to owners of beneficial interests in the Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants.  Neither the State Treasury nor the fiscal agent will have any responsibility or liability for payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records.

So long as a depositary or nominee is the registered owner of a Global Security, it will be considered the sole owner and holder of the Securities represented by such Global Security.  Except as provided below or in a prospectus supplement, owners of beneficial interests in a Global Security:

•	will not be entitled to have the Securities represented by such Global Security registered in their names;

•	will not receive or be entitled to receive physical delivery of Securities in definitive form upon exchange or otherwise; and

•	will not be considered the owners or holders of any Securities represented by such Global Security.

Accordingly, such person owning a beneficial interest in a Global Security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Securities.  Under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action that the depositary or its nominee, as the holder of the Global Security, would be entitled to take, the depositary would authorize the participants to take such action, and the participants would authorize beneficial owners to take such action or would otherwise act upon the instructions of beneficial owners.

Unless stated otherwise in a prospectus supplement, a Global Security may only be transferred as a whole in the following manner:

•	by the related depositary to a nominee of such depositary or by a nominee of such depositary to such depositary or any other nominee of such depositary; or

•	by such depositary or any such nominee to another depositary for such Securities or its nominee or to a successor of the depositary or a nominee of such successor.

Securities represented by a Global Security are exchangeable for Securities in definitive form in denominations specified in the applicable prospectus supplement if:

•
the depositary, or each of Euroclear and Clearstream, notifies the State Treasury that it is unwilling or unable to continue as depositary for such Global Security or if the depositary ceases to be a clearing agency registered under applicable law and a replacement depositary is not appointed within 90 days;

•	the State Treasury decides not to have all of the related Securities represented by such Global Security;

•	an Event of Default has occurred and is continuing; or

•	such other events occur as may be specified in a prospectus supplement.

Any Security that is exchangeable pursuant to the preceding sentence is exchangeable for Securities in definitive form registered in such names as the depositary shall direct.  Securities in definitive form may be presented for registration of transfer or exchange at the office of the fiscal agent in The City of New York and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid by check mailed to the registered holders of the Securities.  Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

Prescription

The Securities will be subject to the limitation periods relating to claims for principal and interest as provided by Article 118 of the Polish Civil Code, dated April 23, 1964, as amended, which provides a ten-year limitation period on claims for principal and a three-year limitation period on claims for interest.

Judgment Currency

The State Treasury agrees that if a judgment or order given or made by any court for the payment of any amount in respect of any Security is expressed in a currency, the judgment currency, other than the U.S. dollar, the denomination currency, the State Treasury will pay any deficiency arising or resulting from any variation in rates of exchange between the date as of which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment or order and the date of actual payment thereof.  This obligation will constitute a separate and independent obligation from the other obligations under the Securities, will give rise to a separate and independent cause of action, will apply irrespective of any waiver or extension granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order.

Governing Law; Consent to Service; Sovereign Immunity

The Fiscal Agency Agreement and the Securities will be governed by and interpreted in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof that would require the application of the laws of a jurisdiction other than the State of New York, except that all matters governing the authorization and execution of the Securities by the State Treasury will be governed by the laws of Poland.  The State Treasury will appoint the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016 as its authorized agent upon which process may be served in any action arising out of or based on the Securities which may be instituted in any State or federal court in New York City by any holder of a Security.  Poland will irrevocably waive to the fullest extent permitted by law any immunity from jurisdiction to which it might otherwise be entitled in any action (other than a pre-judgment attachment which is expressly not waived) arising out of or based on the Securities which may be instituted by any holder of a Security in any State or federal court in New York City or in any competent court in Poland, except for its sovereign immunity in connection with any actions arising out of or based on U.S. federal or state securities laws as further described below.  Such waiver of immunities constitutes only a limited and specific waiver for the purposes of the Securities and under no circumstances shall it be interpreted as a general waiver by Poland or a waiver with respect to proceedings unrelated to the Securities.  However, the United States Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”), may provide an effective means of service and preclude granting sovereign immunity in such actions.

The Immunities Act may also provide a means for limited execution upon such property of Poland in the United States as is related to the service or administration of the Securities.  Under the laws of Poland, subject to certain exceptions, assets of Poland are immune from attachment or other forms of execution whether before or after judgment.  Poland does not waive any immunity in respect of property which is ambassadorial or consular property or buildings or the contents thereof, in each case situated outside Poland, or any bank accounts of such embassies or consulates, in each case necessary for proper ambassadorial and consular functions, or any military property or assets of Poland nor does it waive immunity from execution or attachment or process in the nature thereof.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any State securities laws.  In the absence of a waiver of immunity by Poland with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action.

ENFORCEABILITY OF JUDGMENTS

Poland is a foreign sovereign State.  Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Poland.  The State Treasury will irrevocably submit to the jurisdiction of the federal and state courts in New York City, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not all immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Securities brought by any holder of Securities.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any state securities laws.  In the absence of a waiver of immunity by Poland with respect to such action, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action.  The State Treasury has been advised by White & Case, P. Pietkiewicz, M. Studniarek i Wspólnicy - Kancelaria Prawna Spółka Komandytowa, Polish counsel for the State Treasury, that enforceability in Poland of final judgments of U.S. courts, including those obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws, will be subject to the rules governing enforcement in Poland of civil judgments of foreign courts specified in the Polish Code of Civil Procedure.

Foreign court judgments are recognizable under Article 1145 of the Polish Code of Civil Procedure (Kodeks postępowania cywilnego) and are enforceable in Poland under Article 1150 of the Polish Code of Civil Procedure unless they fail to satisfy the requirements listed in Article 1146 of the Polish Code of Civil Procedure or they are not enforceable in the country of their origin, with the exception of foreign court judgments that were issued in the countries with which Poland is bound by a relevant international treaty (bilateral or multilateral) and such treaty waives the application of the relevant provisions of the Polish Code of Civil Procedure.

Pursuant to Article 1145 of the Polish Code of Civil Procedure, judgments of foreign courts issued in civil cases are automatically recognized in Poland by operation of law unless there exists an exception as set forth in Article 1146 of the Code of Civil Procedure.

Pursuant to Article 1146, Section 1 of the Polish Code of Civil Procedure, a judgment issued by a foreign court will not be recognized, if:

(i)	it is not legally valid in the state where it was issued;

(ii)	it was issued in a case being under the exclusive jurisdiction of Polish courts;

(iii)	the defendant, who was not in dispute as to the essence of the case, has not received, duly and at a time making it possible to undertake defense, the letter starting the proceedings;

(iv)	a party was deprived of the possibility to defend itself in the course of proceedings;

(v)	a case for the same claim between the same parties was pending in Poland earlier than before the foreign court;

(vi)
it is contrary to an earlier legally valid judgment of a Polish court or an earlier legally valid judgment of a foreign court complying with the conditions of its recognition in Poland issued in a case for the same claim between the same parties; or

(vii)	recognition would be contrary to the basic principles of legal order in Poland.

Reciprocity in the recognition of judgments between Poland and the foreign court’s country is no longer necessary.

Recognition does not automatically bring about enforcement.  In order for a foreign judgment to be declared enforceable in Poland, it has to be enforceable in the country of its origin and should not fall under the conditions for the refusal of recognition set out in Article 1146 of the Polish Code of Civil Procedure.

Subject to the above, if all the relevant conditions are met, the enforceability in Poland of final judgments of U.S. courts would not require retrial in Poland.  In addition, Polish law contains specific rules regarding the recognition and execution of judgments against assets of Poland.

In original actions brought before Polish courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws.

The State Treasury has appointed an authorized agent in New York City upon which service of process can be made.  As a result of the State Treasury’s appointment of such agent in New York City, investors will be able to effect service of process upon Poland in original actions in Federal and state courts in New York City (subject to the preceding paragraphs).  Regardless of the validity of such service of process under New York law, enforceability in Poland of final judgments of New York courts remains subject as described above.  To commence original actions in Polish courts, service of process upon the State Treasury’s New York agent will not suffice, and valid service of process must be made under Polish law.  Under Polish law, service of process is effected by delivery of the claim to the circuit court (Sad Okręgowy) and such court is responsible for service upon the defendant.

TAXATION

Information regarding Polish, United States federal income and certain other taxation matters will be included in the relevant prospectus supplement.

PLAN OF DISTRIBUTION

This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of Securities.

The State Treasury may sell Securities to or through underwriters.  The State Treasury may also sell Securities directly to other purchasers or through agents.  These firms may also act as agents.  Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the Securities offered by the prospectus supplement.

The Securities may be distributed from time to time in one or more transactions:

•	at a fixed price or prices which the State Treasury may change;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

In connection with the sale of Securities, the State Treasury may pay compensation to underwriters.  Underwriters who act as agents for purchasers of securities may also receive compensation from the purchasers in the form of discounts, concessions or commissions.  Underwriters may sell securities to or through dealers.  The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.  Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  Any discount or commissions received by underwriters, dealers and agents from the State Treasury and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions.  The State Treasury will identify any underwriter or agent, and describe any compensation received from us in the prospectus supplement.

The Securities may be a new issue of Securities with no established trading market.  Underwriters and agents that the State Treasury sells Securities to for public offering and sale may make a market in the Securities.  However, the underwriters and agents will not be obligated to make a market in the securities and may discontinue any market making at any time without notice.  The State Treasury cannot assure you that there will be a liquid trading market for the Securities.

The State Treasury may enter into agreements with underwriters, dealers and agents who participate in the distribution of Securities.  These agreements may entitle the underwriters, dealers and agents to indemnification by the State Treasury against certain liabilities, including liabilities under the Securities Act.

The State Treasury may authorize underwriters or other persons acting as their agents to solicit offers by institutions to purchase Securities from the State Treasury under contracts which provide for payment and delivery on a future date.  The State Treasury will describe these arrangements in the prospectus supplement.  The underwriters may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions.  The State Treasury must approve the institutions in all cases.  The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject.  The underwriters and other agents will not have any responsibility in connection with the validity or performance of these contracts.

VALIDITY OF THE SECURITIES

Except as may otherwise be indicated in any prospectus supplement, the validity of each series of Securities will be passed upon on behalf of the State Treasury by or on behalf of the Director of the Legal Department, Ministry of Finance, ul. Swiętokrzyska 12, Warsaw, Poland and, as to U.S. and New York State law, by White & Case LLP, 5 Old Broad Street, London EC2N 1DW, United Kingdom, United States counsel for the State Treasury, and, as to Polish law, by White & Case P. Pietkiewicz, M. Studniarek i Wspólnicy - Kancelaria Prawna Spółka Komandytowa, Królewska Center, ul. Marszałkowska 142, 00-061 Warsaw, Poland, Polish counsel for the State Treasury.  Certain legal matters will be passed upon for any underwriters by counsel identified in the related prospectus supplement.  All statements in this prospectus or any prospectus supplement hereto, with respect to matters of Polish law have been passed upon by the Director of the Legal Department, Ministry of Finance, Republic of Poland and are made upon his authority.

AUTHORIZED AGENT IN THE UNITED STATES

The authorized agent of the State Treasury in the United States is the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of or supplied by Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of Poland.  All other information herein and in the Registration Statement of which this prospectus is a part, other than included under the caption “Plan of Distribution” herein, is included as a public official statement made on the authority of Mateusz Szczurek, Minister of Finance of the Ministry of Finance.

FURTHER INFORMATION

The information set forth herein relating to Poland has been reviewed by Mateusz Szczurek, Minister of Finance of the Ministry of Finance, and is included herein on his authority.

The information for which the National Bank of Poland has been cited as the source was provided by the National Bank of Poland.  The information for which the Central Statistical Office is cited as the source was provided by the Central Statistical Office of Poland and the information for which the Polish Agency for Foreign Investment is cited as the source was provided by the Polish Agency for Foreign Investment of Poland.

A registration statement, as it may be amended from time to time, relating to the Securities on file at the SEC, contains further information.  The SEC maintains an internet site (http://www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC.

INDEX TO TABLES AND SUPPLEMENTARY INFORMATION

Page
State Treasury Internal Debt as of December 31, 2014
Marketable Treasury bonds with a maturity at issuance of more than a year	T-2
Retail Treasury bonds with a maturity at issuance of more than a year	T-3
State Treasury External Debt as of December 31, 2014 with a maturity at issuance of more than a year	T-7
State Guarantees and Sureties as of November 31, 2014 with a maturity at issuance of more than a year	T-10

State Treasury Internal Debt

Marketable Treasury bonds with a maturity at issuance of more than one year

As of December 31, 2014
Series Short Name	Issuance Date	Maturity Date	ISIN Code	Principal Amount (PLN)		Interest Rate (%)
				Issued	Outstanding
WZ0115	02/18/2011	01/25/2015	PL0000106480	22,422,332,000	6,022,778,000	Floating
WZ0117	02/20/2012	01/25/2017	PL0000106936	24,942,986,000	19,207,523,000	Floating
WZ0118	02/16/2007	01/25/2018	PL0000104717	27,271,643,000	20,874,222,000	Floating
WZ0119	06/10/2013	01/25/2019	PL0000107603	25,389,579,000	22,233,355,000	Floating
WZ0121	03/19/2010	01/25/2021	PL0000106068	27,568,073,000	21,153,350,000	Floating
WZ0124	02/15/2013	01/25/2024	PL0000107454	8,753,595,000	15,762,762,000	Floating
Total				148,123,328,000	105,253,990,000

OK0715	01/25/2013	07/25/2015	PL0000107405	11,257,483,000	9,505,773,000	0.00
OK0116	06/21/2013	01/25/2016	PL0000107587	26,322,540,000 12,608,700,000	25,036,609,000 12,588,710,000	0.00
OK0716	01/27/2014	07/25/2016	PL0000107926			0.00
Total				50,188,723,000	47,131,092,000

PS0415	12/04/2009	04/25/2015	PL0000105953	29,324,002,000	18,096,732,000	5.25
PS0416	10/15/2010	04/25/2016	PL0000106340	25,788,097,000	22,307,598,000	5.00
PS1016	10/25/2011	10/25/2016	PL0000106795	29,021,918,000	23,985,260,000	4.75
PS0417	05/18/2012	04/25/2017	PL0000107058	20,098,073,000	16,382,096,000	4.75
PS0418	11/12/2012	04/25/2018	PL0000107314	34,885,2014,000	19,936,294,000	3.75
PS0718	05/13/2013	07/25/2018	PL0000107595	34,976,124,000 22,876,467,000	25,506,659,000 22,876,467,000	2.50
PS0719	05/12/2014	07/25/2019	PL0000108148			3.25
Total				196,969,885,000	149,091,106,000
DS1015	10/24/2004	10/24/2015	PL0000103602	27,133,636,000	25,369,533,000	6.25
DS1017	10/25/2006	10/25/2017	PL0000104543	26,402,931,000	22,953,390,000	5.25
DS1019	10/25/2008	10/25/2019	PL0000105441	25,921,531,000	18,753,085,000	5.50
DS1020	04/16/2010	10/25/2020	PL0000106126	23,370,142,000	18,026,415,000	5.25
DS1021	07/25/2011	10/25/2021	PL0000106670	21,848,426,000	16,181,628,000	5.75
DS1023	10/25/2012	10/25/2023	PL0000107264	35,405,404,000 12,672,110,000	26,786,861,000 12,672,110,000	4.00
DS0725	06/09/2014	07/25/2025	PL0000108197			3.25
Total				172,754,180,000	140,743,022,000
WS0922	04/22/2002	09/23/2022	PL0000102646	26,034,999,000	22,580,404,000	5.75
WS0428	05/20/2013	04/25/2028	PL0000107611	603,067,000	547,738,000	2.75
WS0429	09/12/2008	04/25/2029	PL0000105391	10,704,878,000	8,529,338,000	2.75
WS0437	06/15/2007	04/25/2037	PL0000104857	1,387,200,000 38,730,144,000 12,947,679,000	1,246,504,000 32,903,984,000 3,689,149,000	5.00
Total
IZ0816(1)	08/24/2004	08/24/2016	PL0000103529			3.00
IZ0823(1)	08/25/2008	08/25/2023	PL0000105359	12,459,527,000	2,623,100,000	2.75
Total				25,407,206,000	6,312,249,000
____________
(1)	Issued and outstanding amounts in case of IZ series are presented at initial face value.

Source:  Ministry of Finance

State Treasury Internal Debt

Retail Treasury bonds with a maturity at issuance of more than one year

As of December 31, 2014

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
KOS0216	12/01/2014	14 months from date of purchase	1,000	485.44	2.14%
Total			1,000	485.44
DOS0115	01/01/2013	2 years from date of purchase	1,000	23.91	3.50%
DOS0215	02/01/2013	2 years from date of purchase	1,000	32.37	3.50%
DOS0315	03/01/2013	2 years from date of purchase	1,000	59.26	3.50%
DOS0415	04/01/2013	2 years from date of purchase	1,000	59.63	3.50%
DOS0515	05/01/2013	2 years from date of purchase	1,000	51.17	3.00%
DOS0615	06/01/2013	2 years from date of purchase	1,000	72.19	3.00%
DOS0715	07/01/2013	2 years from date of purchase	1,000	94.33	3.00%
DOS0815	08/01/2013	2 years from date of purchase	1,000	109.01	3.00%
DOS0915	09/01/2013	2 years from date of purchase	1,000	93.75	3.00%
DOS1015	10/01/2013	2 years from date of purchase	1,000	108.09	3.00%
DOS1115	11/01/2013	2 years from date of purchase	1,000	161.34	3.20%
DOS1215	12/01/2013	2 years from date of purchase	1,000	185.21	3.00%
DOS0116	01/01/2016	2 years from date of purchase	1,000	162.33	3.00%
DOS0216	02/01/2016	2 years from date of purchase	1,000	100.71	3.00%
DOS0316	03/01/2016	2 years from date of purchase	1,000	94.16	3.00%
DOS0416	04/01/2016	2 years from date of purchase	1,000	75.39	3.00%
DOS0516	05/01/2016	2 years from date of purchase	1,000	70.40	3.00%
DOS0616	06/01/2016	2 years from date of purchase	1,000	75.98	3.00%
DOS0716	07/01/2016	2 years from date of purchase	1,000	127.61	3.00%
DOS0816	08/01/2016	2 years from date of purchase	1,000	90.41	2.80%
DOS0916	09/01/2016	2 years from date of purchase	1,000	122.21	2.60%
DOS1016	10/01/2016	2 years from date of purchase	1,000	97.55	2.40%
DOS1116	11/01/2016	2 years from date of purchase	1,000	49.05	2.00%
DOS1216	12/01/2016	2 years from date of purchase	1,000	118.12	2.20%
Total			24,000	2,234.18
TZ0215	02/01/2012	2/1/2015	500	70.64	Floating (6M WIBOR*1.00)
TOZ0515	05/01/2012	3 years from date of purchase	500	12.01	Floating (6M WIBOR*1.00)
TOZ0615	06/01/2012	3 years from date of purchase	500	5.55	Floating (6M WIBOR*1.00)
TOZ0715	07/02/2012	3 years from date of purchase	500	6.09	Floating (6M WIBOR*1.00)
TOZ0815	08/01/2012	3 years from date of purchase	500	16.17	Floating (6M WIBOR*1.00)
TOZ0915	09/01/2012	3 years from date of purchase	500	8.76	Floating (6M WIBOR*1.00)
TOZ1015	10/01/2012	3 years from date of purchase	500	7.68	Floating (6M WIBOR*1.00)
TOZ1115	11/01/2012	3 years from date of purchase	500	16.38	Floating (6M WIBOR*1.00)
TOZ1215	12/01/2012	3 years from date of purchase	500	4.37	Floating (6M WIBOR*1.00)
TOZ0116	01/01/2013	3 years from date of purchase	500	2.58	Floating (6M WIBOR*1.00)
TOZ0216	02/01/2013	3 years from date of purchase	500	11.70	Floating (6M WIBOR*1.00)
TOZ0316	03/01/2013	3 years from date of purchase	500	6.11	Floating (6M WIBOR*1.00)
TOZ0416	04/01/2013	3 years from date of purchase	500	4.41	Floating (6M WIBOR*1.00)
TOZ0516	05/01/2013	3 years from date of purchase	500	13.75	Floating (6M WIBOR*1.00)
TOZ0616	06/01/2013	3 years from date of purchase	500	4.26	Floating (6M WIBOR*1.00)
TOZ0716	07/01/2013	3 years from date of purchase	500	6.12	Floating (6M WIBOR*1.00)
TOZ0816	08/01/2013	3 years from date of purchase	500	22.10	Floating (6M WIBOR*1.00)
TOZ0916	09/01/2013	3 years from date of purchase	500	9.84	Floating (6M WIBOR*1.00)
TOZ1016	10/01/2013	3 years from date of purchase	500	24.51	Floating (6M WIBOR*1.00)
TOZ1116	11/01/2013	3 years from date of purchase	500	57.55	Floating (6M WIBOR*1.00)
TOZ1216	12/01/2013	3 years from date of purchase	500	13.45	Floating (6M WIBOR*1.00)
TOZ0117	01/01/2014	3 years from date of purchase	500	16.13	Floating (6M WIBOR*1.00)
TOZ0217	02/01/2014	3 years from date of purchase	500	33.75	Floating (6M WIBOR*1.00)
TOZ0317	03/01/2014	3 years from date of purchase	500	10.54	Floating (6M WIBOR*1.00)
TOZ0417	04/01/2014	3 years from date of purchase	500	8.29	Floating (6M WIBOR*1.00)
TOZ0517	05/01/2014	3 years from date of purchase	500	29.27	Floating (6M WIBOR*1.00)
TOZ0617	06/01/2014	3 years from date of purchase	500	7.71	Floating (6M WIBOR*1.00)
TOZ0717	07/01/2014	3 years from date of purchase	500	10.14	Floating (6M WIBOR*1.00)
TOZ0817	08/01/2014	3 years from date of purchase	500	32.25	Floating (6M WIBOR*1.00)
TOZ0917	09/01/2014	3 years from date of purchase	500	9.98	Floating (6M WIBOR*1.00)
TOZ1017	10/01/2014	3 years from date of purchase	500	5.80	Floating (6M WIBOR*1.00)
TOZ1117	11/01/2014	3 years from date of purchase	500	26.71	Floating (6M WIBOR*1.00)
TOZ1217	12/01/2014	3 years from date of purchase	500	12.48	Floating (6M WIBOR*1.00)
Total			16,500	527.08
COI0115	01/01/2011	4 years from date of purchase	500	9.32	Floating
COI0215	02/01/2011	4 years from date of purchase	500	32.91	Floating
COI0315	03/01/2011	4 years from date of purchase	500	27.69	Floating

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Date
			(PLN millions)
COI0415	04/01/2011	4 years from date of purchase	500	24.98	Floating
COI0515	05/01/2011	4 years from date of purchase	500	40.45	Floating
COI0615	06/01/2011	4 years from date of purchase	500	23.84	Floating
COI0715	07/01/2011	4 years from date of purchase	500	29.31	Floating
COI0815	08/01/2011	4 years from date of purchase	500	51.65	Floating
COI0915	09/01/2011	4 years from date of purchase	500	49.94	Floating
COI1015	10/01/2011	4 years from date of purchase	500	25.67	Floating
COI1115	11/01/2011	4 years from date of purchase	500	28.08	Floating
COI1215	12/01/2011	4 years from date of purchase	500	35.91	Floating
COI0116	01/01/2012	4 years from date of purchase	500	43.53	Floating
COI0216	02/01/2012	4 years from date of purchase	500	37.91	Floating
COI0316	03/01/2012	4 years from date of purchase	500	44.78	Floating
COI0416	04/01/2012	4 years from date of purchase	500	49.47	Floating
COI0516	05/01/2012	4 years from date of purchase	500	55.23	Floating
COI0616	06/01/2012	4 years from date of purchase	500	37.55	Floating
COI0716	07/01/2012	4 years from date of purchase	500	76.10	Floating
COI0816	08/01/2012	4 years from date of purchase	500	69.92	Floating
COI0916	09/01/2012	4 years from date of purchase	500	56.70	Floating
COI1016	10/01/2012	4 years from date of purchase	500	106.58	Floating
COI1116	11/01/2012	4 years from date of purchase	500	52.00	Floating
COI1216	12/01/2012	4 years from date of purchase	500	58.81	Floating
COI0117	01/01/2013	4 years from date of purchase	500	30.67	Floating
COI0217	02/01/2013	4 years from date of purchase	500	32.92	Floating
COI0317	03/01/2013	4 years from date of purchase	500	55.05	Floating
COI0417	04/01/2013	4 years from date of purchase	500	68.32	Floating
COI0517	05/01/2013	4 years from date of purchase	500	27.68	Floating
COI0617	06/01/2013	4 years from date of purchase	500	42.63	Floating
COI0717	07/01/2013	4 years from date of purchase	500	23.37	Floating
COI0817	08/01/2013	4 years from date of purchase	500	28.39	Floating
COI0917	09/01/2013	4 years from date of purchase	500	35.25	Floating
COI1017	10/01/2013	4 years from date of purchase	500	30.01	Floating
COI1117	11/01/2013	4 years from date of purchase	500	33.25	Floating
COI1217	12/01/2013	4 years from date of purchase	500	32.73	Floating
COI0118	01/01/2014	4 years from date of purchase	500	31.77	Floating
COI0218	02/01/2014	4 years from date of purchase	500	28.45	Floating
COI0318	03/01/2014	4 years from date of purchase	500	28.65	Floating
COI0418	04/01/2014	4 years from date of purchase	500	20.08	Floating
COI0518	05/01/2014	4 years from date of purchase	500	31.56	Floating
COI0618	06/01/2014	4 years from date of purchase	500	18.59	Floating
COI0718	07/01/2014	4 years from date of purchase	500	17.67	Floating
COI0818	08/01/2014	4 years from date of purchase	500	35.45	Floating
COI0918	09/01/2014	4 years from date of purchase	500	25.65	Floating
COI1018	10/01/2014	4 years from date of purchase	500	12.49	Floating
COI1118	11/01/2014	4 years from date of purchase	500	20.80	Floating
COI1218	12/01/2014	4 years from date of purchase	500	27.68	Floating
Total			24,000	1,807.40
EDO0115	01/01/2005	10 years from date of purchase	100	9.20	Floating
EDO0215	02/01/2005	10 years from date of purchase	100	10.83	Floating
EDO0315	03/01/2005	10 years from date of purchase	100	4.30	Floating
EDO0415	04/01/2005	10 years from date of purchase	100	5.66	Floating
EDO0515	05/01/2005	10 years from date of purchase	100	4.19	Floating
EDO0615	06/01/2005	10 years from date of purchase	100	3.48	Floating
EDO0715	07/01/2005	10 years from date of purchase	100	1.35	Floating
EDO0815	08/01/2005	10 years from date of purchase	100	1.30	Floating
EDO0915	09/01/2005	10 years from date of purchase	100	2.46	Floating
EDO1015	10/01/2005	10 years from date of purchase	100	0.99	Floating
EDO1115	11/01/2005	10 years from date of purchase	100	2.40	Floating
EDO1215	12/01/2005	10 years from date of purchase	100	4.28	Floating
EDO0116	01/01/2006	10 years from date of purchase	100	5.52	Floating
EDO0216	01/31/2006	10 years from date of purchase	100	4.12	Floating
EDO0316	03/01/2006	10 years from date of purchase	100	1.81	Floating
EDO0416	04/01/2006	10 years from date of purchase	100	1.27	Floating
EDO0516	05/01/2006	10 years from date of purchase	100	1.19	Floating
EDO0616	06/01/2006	10 years from date of purchase	100	1.10	Floating
EDO0716	07/01/2006	10 years from date of purchase	100	3.71	Floating
EDO0816	08/01/2006	10 years from date of purchase	100	4.69	Floating
EDO0916	09/01/2006	10 years from date of purchase	100	2.19	Floating
EDO1016	10/01/2006	10 years from date of purchase	100	2.03	Floating
EDO1116	11/01/2006	10 years from date of purchase	100	5.35	Floating
EDO1216	12/01/2006	10 years from date of purchase	100	7.70	Floating
EDO0117	01/01/2007	10 years from date of purchase	100	12.88	Floating
EDO0217	02/01/2007	10 years from date of purchase	100	10.18	Floating

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Date
(PLN millions)

EDO0317	03/01/2007	10 years from date of purchase	100	5.55	Floating
EDO0417	04/01/2007	10 years from date of purchase	100	3.57	Floating
EDO0517	05/01/2007	10 years from date of purchase	100	12.46	Floating
EDO0617	06/01/2007	10 years from date of purchase	100	5.29	Floating
EDO0717	07/01/2007	10 years from date of purchase	100	9.73	Floating
EDO0817	08/01/2007	10 years from date of purchase	100	13.86	Floating
EDO0917	09/01/2007	10 years from date of purchase	100	27.06	Floating
EDO1017	10/01/2007	10 years from date of purchase	100	22.55	Floating
EDO1117	11/01/2007	10 years from date of purchase	100	32.60	Floating
EDO1217	12/01/2007	10 years from date of purchase	200	77.63	Floating
EDO0118	01/01/2008	10 years from date of purchase	200	69.84	Floating
EDO0218	02/01/2008	10 years from date of purchase	200	24.90	Floating
EDO0318	03/01/2008	10 years from date of purchase	200	41.48	Floating
EDO0418	03/31/2008	10 years from date of purchase	200	25.10	Floating
EDO0518	05/01/2008	10 years from date of purchase	200	23.24	Floating
EDO0618	06/01/2008	10 years from date of purchase	200	14.74	Floating
EDO0718	07/01/2008	10 years from date of purchase	200	40.50	Floating
EDO0818	08/01/2008	10 years from date of purchase	200	57.94	Floating
EDO0918	09/01/2008	10 years from date of purchase	200	39.97	Floating
EDO1018	10/01/2008	10 years from date of purchase	200	156.96	Floating
EDO1118	11/01/2008	10 years from date of purchase	500	58.49	Floating
EDO1218	12/01/2008	10 years from date of purchase	500	68.07	Floating
EDO0119	01/01/2009	10 years from date of purchase	500	56.52	Floating
EDO0219	02/01/2009	10 years from date of purchase	500	27.73	Floating
EDO0319	03/01/2009	10 years from date of purchase	500	73.77	Floating
EDO0419	04/01/2009	10 years from date of purchase	500	49.28	Floating
EDO0519	05/01/2009	10 years from date of purchase	500	55.32	Floating
EDO0619	06/01/2009	10 years from date of purchase	500	69.48	Floating
EDO0719	07/01/2009	10 years from date of purchase	500	80.68	Floating
EDO0819	08/01/2009	10 years from date of purchase	500	50.03	Floating
EDO0919	09/01/2009	10 years from date of purchase	500	72.76	Floating
EDO1019	10/01/2009	10 years from date of purchase	500	86.12	Floating
EDO1119	11/01/2009	10 years from date of purchase	500	53.38	Floating
EDO1219	12/01/2009	10 years from date of purchase	500	85.95	Floating
EDO0120	01/01/2010	10 years from date of purchase	500	94.39	Floating
EDO0220	02/01/2010	10 years from date of purchase	500	100.88	Floating
EDO0320	03/01/2010	10 years from date of purchase	500	145.94	Floating
EDO0420	04/01/2010	10 years from date of purchase	500	16.33	Floating
EDO0520	05/01/2010	10 years from date of purchase	500	26.09	Floating
EDO0620	06/01/2010	10 years from date of purchase	500	16.45	Floating
EDO0720	07/01/2010	10 years from date of purchase	500	23.27	Floating
EDO0820	08/01/2010	10 years from date of purchase	500	20.57	Floating
EDO0920	09/01/2010	10 years from date of purchase	500	18.38	Floating
EDO1020	10/01/2010	10 years from date of purchase	500	37.13	Floating
EDO1120	11/01/2010	10 years from date of purchase	500	20.36	Floating
EDO1220	12/01/2010	10 years from date of purchase	500	25.87	Floating
EDO0121	01/01/2011	10 years from date of purchase	500	26.65	Floating
EDO0221	02/01/2011	10 years from date of purchase	500	64.09	Floating
EDO0321	03/01/2011	10 years from date of purchase	500	49.78	Floating
EDO0421	04/01/2011	10 years from date of purchase	500	29.34	Floating
EDO0521	05/01/2011	10 years from date of purchase	500	30.98	Floating
EDO0621	06/01/2011	10 years from date of purchase	500	20.94	Floating
EDO0721	07/01/2011	10 years from date of purchase	500	32.33	Floating
EDO0821	08/01/2011	10 years from date of purchase	500	33.74	Floating
EDO0921	09/01/2011	10 years from date of purchase	500	27.30	Floating
EDO1021	10/01/2011	10 years from date of purchase	500	20.48	Floating
EDO1121	11/01/2011	10 years from date of purchase	500	43.11	Floating
EDO1221	12/01/2011	10 years from date of purchase	500	36.30	Floating
EDO0122	01/01/2012	10 years from date of purchase	500	40.63	Floating
EDO0222	02/01/2012	10 years from date of purchase	500	87.63	Floating
EDO0322	03/01/2012	10 years from date of purchase	500	71.50	Floating
EDO0422	04/01/2012	10 years from date of purchase	500	63.13	Floating
EDO0522	05/01/2012	10 years from date of purchase	500	79.11	Floating
EDO0622	06/01/2012	10 years from date of purchase	500	150.34	Floating
EDO0722	07/01/2012	10 years from date of purchase	500	40.54	Floating
EDO0822	08/01/2012	10 years from date of purchase	500	39.03	Floating
EDO0922	09/01/2012	10 years from date of purchase	500	43.74	Floating
EDO1022	10/01/2012	10 years from date of purchase	500	54.05	Floating
EDO1122	11/01/2012	10 years from date of purchase	500	37.23	Floating
EDO1222	12/01/2012	10 years from date of purchase	500	32.72	Floating
EDO0123	01/01/2013	10 years from date of purchase	500	50.60	Floating
EDO0223	02/01/2013	10 years from date of purchase	500	27.55	Floating
EDO0323	03/01/2013	10 years from date of purchase	500	28.03	Floating

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Date
(PLN millions)

EDO0423	04/01/2013	10 years from date of purchase	500	32.98	Floating
EDO0523	05/01/2013	10 years from date of purchase	500	16.76	Floating
EDO0623	06/01/2013	10 years from date of purchase	500	18.12	Floating
EDO0723	07/01/2013	10 years from date of purchase	500	22.26	Floating
EDO0823	08/01/2013	10 years from date of purchase	500	14.49	Floating
EDO0923	09/01/2013	10 years from date of purchase	500	11.87	Floating
EDO1023	10/01/2013	10 years from date of purchase	500	15.70	Floating
EDO1123	11/01/2013	10 years from date of purchase	500	14.03	Floating
EDO1223	12/01/2013	10 years from date of purchase	500	20.27	Floating
EDO0124	01/01/2014	10 years from date of purchase	500	34.49	Floating
EDO0224	02/01/2014	10 years from date of purchase	500	25.82	Floating
EDO0324	03/01/2014	10 years from date of purchase	500	15.72	Floating
EDO0424	04/01/2014	10 years from date of purchase	500	16.16	Floating
EDO0524	05/01/2014	10 years from date of purchase	500	21.67	Floating
EDO0624	06/01/2014	10 years from date of purchase	500	11.38	Floating
EDO0724	07/01/2014	10 years from date of purchase	500	12.23	Floating
EDO0824	08/01/2014	10 years from date of purchase	500	14.93	Floating
EDO0924	09/01/2014	10 years from date of purchase	500	9.07	Floating
EDO1024	10/01/2014	10 years from date of purchase	500	17.01	Floating
EDO1124	11/01/2014	10 years from date of purchase	500	16.32	Floating
EDO1224	12/01/2014	10 years from date of purchase	500	40.48	Floating
Total			42,700	3,915.03
____________
(1)
A series with a maturity date expressed as being a date falling a specified time after the “date of purchase” will be sold to purchasers within the month following its stated issue date and will be repayable on that maturity date.

Source:  Ministry of Finance

State Treasury External Debt

With a maturity at issuance of more than one year

As of December 31, 2014
Principal Amount
Currency	Year of Issue	Year of Maturity	Fixed Rate	Floating Rate	Interest Rate(1)
                                                                   (U.S. $ millions)
$100 million 7.75% Notes	U.S.$	1997	2017	100.00		—	7.750
¥6.8 billion 2.6475% Notes	JPY	2004	2034	56.91		—	2.6475
¥16.8 billion 3.22% Notes	JPY	2004	2034	140.61		—	3.220
EUR 5.25 billion 4.2% Notes	EUR	2005	2020	6,380.32		—	4.200
EUR 500 million 4.45% Notes	EUR	2005	2035	607.65		—	4.450
CHF1.5 billion 2.625% Notes	CHF	2005	2015	1,516.04		—	2.625
EUR 500 million 4.25% Notes	EUR	2005	2055	607.65		—	4.250
$81.81 million 3m Libor + 0.115% Notes	U.S.$	2005	2015	—		81.81	Floating
$1 billion 5.0% Notes	U.S.$	2005	2015	1,000.00		—	5.000
$100 million 5.408% Notes	U.S.$	2005	2035	100.00		—	5.408
¥50 billion 2.24% Notes	JPY	2005	2021	418.47		—	2.240
EUR 3 billion 3.625% Notes	EUR	2006	2016	3,645.90		—	3.625
¥25 billion 2.06% Notes	JPY	2006	2016	209.23		—	2.060
¥60 billion 2.62% Notes	JPY	2006	2026	502.16		—	2.620
EUR 1.5 billion 4.5% Notes	EUR	2007	2022	1,822.95		—	4.500
CHF1 billion 3.25% Notes	CHF	2007	2019	1,010.69		—	3.250
¥50 billion 2.81% Notes	JPY	2007	2037	418.47		—	2.810
CHF250 million 3.625% Notes	CHF	2008	2017	252.67		—	3.625
¥25 billion 3.3% Notes	JPY	2008	2038	209.23		—	3.300
EUR 2 billion 5.625% Notes	EUR	2008	2018	2,430.60		—	5.625
$3.5 billion 6.375% Notes	U.S.$	2009	2019	3,500.00		—	6.375
EUR 500 million 4.675% Notes	EUR	2009	2019	607.65		—	4.675
EUR 410 million 5.125% Notes	EUR	2009	2024	498.27		—	5.125
EUR 3 billion 5.25% Notes	EUR	2010	2025	3,645.90		—	5.250
EUR 2.0 billion 3.75% Notes	EUR	2010	2017	2,430.60		—	3.750
$1.5 billion 3.875% Notes	U.S.$	2010	2015	1,145.60		—	3.875
EUR 2.0 billion 4.0% Notes	EUR	2010	2021	2,430.60		—	4.000
¥28 billion 3.0% Notes	JPY	2011	2026	234.34		—	3.000
CHF 350 million 2.75% Notes	CHF	2011	2016	353.74		—	2.750
$2.0 billion 5.125% Notes	U.S.$	2011	2021	2,000.00		—	5.125
EUR 460 million 5.361% Notes	EUR	2011	2026	559.04		—	5.361
¥25 billion 1.25% Notes	JPY	2011	2015	209.23		—	1.250
$3.0 billion 5.0% Notes	U.S.$	2011	2022	3,000.00		—	5.000
EUR 527 million 4.814% Notes	EUR	2012	2022	640.46		—	4.814
CHF 375 million 3ML+1.25% Notes	CHF	2012	2015	—		379.01	Floating
CHF 450 million 2.25% Notes	CHF	2012	2018	454.81		—	2.250
¥25 billion 1.49% Notes	JPY	2012	2017	209.23		—	1.490
EUR 1.5 billion 3.75% Notes	EUR	2012	2023	1,822.95		—	3.750
$2.0 billion 3.0% Notes	U.S.$	2012	2023	2,000.00		—	3.000
EUR 2.5 billion 3.375% Notes	EUR	2012	2024	3,038.25		—	3.375
¥56 billion 1.05% Notes	JPY	2012	2017	468.68		—	1.050
¥10 billion 2.5% Notes	JPY	2012	2027	83.69		—	2.500
EUR 1.7 billion 1.625% Notes	EUR	2013	2019	2,035.63		—	1.625
EUR 300 million 3.3% Notes	EUR	2013	2033	364.59		—	3.300
¥50 billion 0.67% Notes	JPY	2013	2018	418.47		—	0.670
¥10 billion 0.91% Notes	JPY	2013	2020	83.69		—	0.910
EUR 2.0 billion 3.0% Notes	EUR	2014	2024	2,430.60		—	3.000
$2.0 billion 4.0% Notes	U.S.$	2014	2024	2,000.00		—	4.000
EUR 300 million 3.272% Notes	EUR	2014	2034	364.59		—	3.272
CHF 500 million 1.0% Notes	CHF	2014	2021	505.35		—	1.000
European Investment Bank (1.8856)	EUR	1996	2016	16.2	(3)	—	5.38
European Investment Bank (1.9949)	EUR	1998	2022	115.1	(3)	—	4.80
European Investment Bank (1.7567)	EUR	1998	2018	42.5	(3)	—	4.50
European Investment Bank (1.7701)	EUR	1998	2018	32.4	(3)	—	4.10
European Investment Bank (1.7569)	EUR	1998	2018	36.8	(3)	—	3.75
European Investment Bank (20.554)	EUR	2000	2019	12.0	(3)	—	4.94
European Investment Bank (20.574)	EUR	2000	2020	20.5	(3)	—	4.40
European Investment Bank (21.223)	EUR	2001	2020	23.6	(3)	—	3.90
European Investment Bank (21.153)	EUR	2001	2020	84.2	(3)	—	3.62
European Investment Bank (21.229)	EUR	2001	2020	79.3	(3)	—	4.27
European Investment Bank (21.424)	EUR	2001	2031	234.8	(3)	—	4.36
European Investment Bank (21.605)	EUR	2002	2026	65.2	(3)	—	4.47
European Investment Bank (22.290)	EUR	2003	2030	489.6	(3)	—	4.21
European Investment Bank (22.070)	EUR	2003	2032	58.6	(3)	—	4.62

As of December 31, 2014
Principal Amount
Currency	Year of Issue	Year of Maturity	Fixed Rate	Floating Rate	Interest Rate(1)

						(U.S. $ millions)
European Investment Bank (22.724)	EUR	2004	2017	79.9	(3)	—		3.69
European Investment Bank (22.900)	EUR	2004	2017	119.9	(3)	—		3.69
European Investment Bank (22.896)	EUR	2004	2025	136.7	(3)	—		4.88
European Investment Bank (23.646)	EUR	2006	2019	249.4	(3)	—		4.25
European Investment Bank (23.715)	EUR	2006	2027	362.2	(3)	—		4.51
European Investment Bank (24.128)	EUR	2007	2042	194.4	(3)	—		1.6
European Investment Bank (24.308)	EUR	2007	2016	577.2	(3)	—		4.07
European Investment Bank (24.519)	EUR	2008	2018	729.1	(3)	—		4.03
European Investment Bank (25.093)	EUR	2008	2018	—		820.3	(3)	Floating (1st tranche: EURIBOR 6M-0.14%; 2nd tranche: EURIBOR 6M-0.074%).
European Investment Bank (25.771-01)	EUR	2010	2020	—		729.1	(3)	Floating (EURIBOR 6M-0.082%)
European Investment Bank (25.771-02)	EUR	2011	2025	1,215.3	(3)	—		3.72
European Investment Bank (25.771-03)	EUR	2013	2027			486.1	(3)	Floating (EURIBOR 6M+0.072%)
European Investment Bank (31.785)	EUR	2011	2021	—		291.6	(3)	Floating 1st tranche (EURIBOR 6M+0.341%) 2nd tranche (EURIBOR 6m+1.27%)
European Investment Bank (31.786)	EUR	2011	2021	—		546.8	(3)	Floating 1st tranche (EURIBOR 6M+0.341%) 2nd tranche (EURIBOR 6m+1.27%)
European Investment Bank (31.788)	EUR	2012	2020	—		91.1	(3)	Floating (EURIBOR 6M+1.22%)
European Investment Bank (31.788)	EUR	2012	2027	196.9	(3)	—		1.973
European Investment Bank (82.117-01)	EUR	2013	2027	—		364.5	(3)	Floating (EURIBOR 6M +0.072%)
European Investment Bank (82.117-02)	EUR	2014	2034	—		607.6	(3)	Floating EURIBOR 6M – 0.02%
European Investment Bank (82.824)	EUR	2013	2028	—		544.5	(3)	Floating (EURIBOR 6M-0,04%)
European Investment Bank (82.825)	EUR	2013	2028	—		555.7	(3)	Floating (EURIBOR 6M-0,04%)
European Investment Bank (81.867)	EUR	2014	2033	—		486.1	(3)	Floating (EURIBOR 6M + 0.095%)
European Investment Bank (82.590)	EUR	2014	2029	—		157.9	(3)	Floating (EURIBOR 6M – 0.02%)
European Investment Bank (83.111)	EUR	2014	2028	—		174.5	(3)	Floating (EURIBOR 6M + 0.097%)
European Investment Bank (83.783)	EUR	2014	2029	—		473.9	(3)	Floating (EURIBOR 6M – 0.043%)
World Bank (70130)	EUR	2000	2015	—		7.1	(3)	Floating (LIBOR 6M+0.55%)
World Bank (70390)	EUR	2000	2016	—		4.5	(3)	Floating (LIBOR 6M+0.55%)
World Bank (72470)	EUR	2004	2018	—		26.9	(3)	Floating (LIBOR 6M+0.50%)
World Bank (72820)	EUR	2005	2018	—		60.4	(3)	Floating (LIBOR 6M+0.50%)
World Bank (73580)	EUR	2006	2020	—		51.3	(3)	Floating (LIBOR 6M+0.52%)

As of December 31, 2014
Principal Amount(2)
Currency	Year of Issue	Year of Maturity	Fixed Rate	Floating Rate	Interest Rate(1)

(U.S. $ millions)

World Bank (73840)	EUR	2006	2021	—		116.7	(3)	Floating (LIBOR 6M+0.52%)
World Bank (74360)	EUR	2007	2021	—		77.4	(3)	Floating (LIBOR 6M+0.52%)
World Bank (76260)	EUR	2008	2038	—		1,137.5	(3)	Floating (LIBOR 6M+0.52%)
World Bank (77330)	EUR	2009	2039	—		1,191.0	(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (79490)	EUR	2010	2030	—		1,215.3	(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (80700)	EUR	2011	2031	—		911.5	(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (81860)	EUR	2012	2032	—		911.5	(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (82730)	EUR	2013	2031	—		1,215.3	(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (83840)	EUR	2014	2042	—		850.7	(3)	Floating (LIBOR 6M+Variable Spread)
Council of Europe Development Bank (1325-4)	EUR	2000	2015	0.4	(3)	—		5.99
Council of Europe Development Bank (1325-5)	EUR	2000	2015	3.0	(3)	—		5.78
Council of Europe Development Bank (1325-6)	EUR	2000	2015	0.8	(3)	—		5.78
Council of Europe Development Bank (1325-7)	EUR	2001	2016	2.7	(3)	—		5.31
Council of Europe Development Bank (1325-8)	EUR	2001	2016	1.8	(3)	—		5.41
Council of Europe Development Bank (1325-9)	EUR	2002	2017	2.2	(3)	—		4.98
Council of Europe Development Bank (1325-10)	EUR	2002	2017	0.0	(3)	—		4.59
Council of Europe Development Bank (1396-1)	EUR	2001	2016	20.5	(3)	—		5.33
Council of Europe Development Bank (1396-2)	EUR	2001	2016	6.0	(3)	—		5.35
Council of Europe Development Bank (1396-3)	EUR	2002	2016	12.2	(3)	—		5.4425
Council of Europe Development Bank (1396-4)	EUR	2002	2017	4.4	(3)	—		5.2
Council of Europe Development Bank (1470)	EUR	2003	2018	—		12.2	(3)	Floating (EURIBOR 3M+0.24%)
Council of Europe Development Bank (1497-1)	EUR	2005	2020	—		3.6	(3)	Floating (EURIBOR 6M+0.07%)
Council of Europe Development Bank (1497-2)	EUR	2005	2020	—		1.8	(3)	Floating (EURIBOR 3M+0.06%)
Council of Europe Development Bank (1497-3)	EUR	2006	2021	14.9	(3)	—		4.29
Council of Europe Development Bank (1535-1)	EUR	2008	2033	—		1.2	(3)	Floating (EURIBOR 3M+0.09%)
Council of Europe Development Bank (1535-2)	EUR	2009	2024	—		6.1	(3)	Floating (EURIBOR 3M+0.81%)
Council of Europe Development Bank (1535-3)	EUR	2010	2025	—		8.5	(3)	Floating (EURIBOR 3M+0.51%)
Council of Europe Development Bank (1535-4)	EUR	2012	2032	—		7.3	(3)	Floating (EURIBOR 3M+1.63%)
Council of Europe Development Bank (1535-5)	EUR	2012	2027	—		21.9	(3)	Floating (EURIBOR 3M+1.06%)
Council of Europe Development Bank (1535-6)	EUR	2013	2033	—		48.6	(3)	Floating (EURIBOR 3M+0.89%)
Council of Europe Development Bank (1535-7)	EUR	2014	2034	—		48.6	(3)	Floating (EURIBOR 3M+0.71%)
Other loans	JPY	1990	2015	4.8		—		2.90
Total				64,211.01		14,727.42
____________
Source:  Ministry of Finance
In this table “EUR” means Euro, “U.S.$” means United States dollar, “JPY” means Japanese yen and “CHF” means Swiss franc.
(1)	The interest rate on floating rate external debt is reset periodically by reference to a number of different bases.
(2)	External debt payable to international finance institutions is generally payable in installments over the life of the loans; the remainder is repayable in a single installment at maturity.
(3)	The exchange rate as of December 31, 2014.
*	VSL - LIBOR-Based Variable Spread Loan - based on 6-month LIBOR in each currency valued on the relevant rate-setting date

State Guarantees and Sureties

With a maturity at issuance of more than one year

	As of November 30, 2014
	Maturities
	2014	2015	2016	2017	2018	2019
	(PLN millions)
Foreign guarantees	2,915.4	2,310.0	2,363.4	2,079.4	4,962.2	2,389.6
Domestic sureties and guarantees	9,114.7	1,446.3	1,985.0	2,247.6	13,216.1	823.3
Total	12,030.1	3,756.3	4,348.4	4,327.0	18,178.3	3,212.8
____________
Source:  Ministry of Finance

ISSUER
The State Treasury of the Republic of Poland
Ministry of Finance
ul. Świętokrzyska 12
00-916 Warsaw
Poland

FISCAL AGENT
Citibank N.A., London Branch
Citigroup Centre
Canada Square
London E14 5LB
United Kingdom

LEGAL ADVISERS
To the Republic of Poland as to United States and New York State law:	To the Republic of Poland as to Polish law:
White & Case LLP	White & Case
5 Old Broad Street	M. Studniarek i Wspólnicy
London EC2N 1DW	- Kancelaria Prawna sp.k.
United Kingdom	Centrum Królewska
ul. Marszałkowska 142
00-061 Warsaw
Poland

To the Underwriters as to United States and New York State law:
Cravath, Swaine & Moore LLP
CityPoint, 1 Ropemaker Street
London EC2Y 9HR
United Kingdom

LUXEMBOURG LISTING, PAYING AND TRANSFER AGENT
Banque Internationale à Luxembourg, société anonyme
69 route d’Esch
L-2953 Luxembourg